                                                FILED PURSUANT TO RULE 424(b)(4)
                                                REGISTRATION NO. 333-35583

PROSPECTUS

                               2,400,000 SHARES

                            [LOGO OF MARKET FACTS]

                                 COMMON STOCK

  Of the 2,400,000 shares of Common Stock, $1.00 par value per share (the "Common Stock"), offered hereby, 1,900,000 shares are being sold by Market Facts, Inc. (the "Company") and 500,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). All of such shares reflect the 2-for-1 stock split effected by the Company on December 13, 1996 and an additional 2-for-1 stock split effected on May 27, 1997. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

  The Common Stock is traded on the Nasdaq National Market under the symbol MFAC. On October 21, 1997, the closing sale price of the Common Stock as reported by the Nasdaq National Market was $21.00 per share.

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                     PROCEEDS TO
                                 PRICE TO   UNDERWRITING PROCEEDS TO   SELLING
                                  PUBLIC    DISCOUNT(1)  COMPANY(2)  STOCKHOLDER
--------------------------------------------------------------------------------
Per Share.....................    $21.00       $1.31       $19.69      $19.69
--------------------------------------------------------------------------------
Total(3)......................  $50,400,000  $3,144,000  $37,411,000 $9,845,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, including expenses of the Selling Stockholder (other than the Underwriting Discount), estimated at $600,000.
(3) The Company and the Selling Stockholder have granted to the Underwriters a 45-day option to purchase up to an aggregate of 360,000 additional shares of Common Stock, 210,000 shares from the Company and 150,000 shares from the Selling Stockholder, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholder will be $57,960,000, $3,615,600, $41,545,900 and $12,798,500, respectively. See
    "Underwriting."

                               ----------------

  The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Katten Muchin & Zavis, counsel for the Underwriters. It is expected that delivery of the shares will be made on or about October 27, 1997 at the office of EVEREN Securities, Inc. in New York, New York, against payment therefor in immediately available funds.

                               ----------------

EVEREN SECURITIES, INC.                           THE ROBINSON-HUMPHREY COMPANY

                               ----------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 22, 1997

                           [INSIDE FRONT COVER PAGE]

  [Map of the United States and southernmost Canada showing the locations of the Company's client service offices and National Telephone Centers. Contains the Company logo (the same as on the prospectus front cover), and the words "The Right Combination."]





  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this
Prospectus: (i) assumes that the Underwriters' over-allotment option is not exercised, and (ii) gives effect to the 2-for-1 stock split effected by the Company on December 13, 1996 and an additional 2-for-1 stock split effected on May 27, 1997. Unless the context otherwise requires, references to the "Company" shall mean Market Facts, Inc. and its subsidiaries. For periods after July 31, 1997, such subsidiaries include BAIGlobal, Inc. ("BAIGlobal"). See "BAIGlobal Acquisition."

                                  THE COMPANY

  The Company is a leading provider of custom market research services. Custom market research involves the measurement of consumer beliefs, attitudes and behavior toward particular products, services, concepts or advertising. Founded in 1946, the Company believes that it is the sixth largest custom market research firm in the United States. It provides quantitative and qualitative marketing research both domestically and internationally. Through its network of fourteen offices and its global affiliations, the Company engages in the design, execution and interpretation of market research conducted on behalf of its clients. In 1996 the Company had revenue of $83.8 million, and approximately 87% of its revenue was from clients for whom the Company had performed work in the previous year.

  The Company provides clients with custom market research information to assist in their marketing decisions relating primarily to consumer products and services. The Company's expertise in the collection and analysis of consumer data has a variety of marketing research applications, such as tracking product performance and customer satisfaction, measuring the effectiveness of advertising campaigns, assessing brand strength and competitive position, determining price sensitivity, and evaluating new products, markets or other business opportunities. The Company believes that no other custom market research firm can offer the full range of research products and services that the Company offers its clients, including domestic and international consumer mail panels, the ability to conduct random telephone research and in-person interviewing, as well as a wide array of complementary analytic products.

  The Company's primary clients consist of consumer product and service companies as well as financial services, food service, retail, telecommunications, healthcare and automotive companies. The Company's largest clients in 1996 in terms of revenue include (in alphabetical order): AT&T Corp., Clorox Co., the Coca-Cola Company, Fidelity Investment Co., Fleet Financial Group Inc., General Mills, Inc., Kraft Foods, Inc., Levi Strauss & Co., MCI Communications Corp., Mobil Oil Corp., Nestle USA, Inc., Nissan Motor Co. Ltd., Pizza Hut, Inc., Playtex Products Inc., Procter & Gamble Co., Ralston Purina Co., S.C. Johnson & Son, Inc., Sears, Roebuck and Co., Toyota Motor Corp., and the U. S. Postal Service.

  The Company has developed the Consumer Mail PanelSM ("CMP"), which is its own broad-based panel of consumer households that have been "pre-screened" through the collection of extensive demographic profiles to participate in a wide variety of market research projects. The CMP, which was originally established in 1949, currently consists of approximately 515,000 pre-recruited households in the United States and Canada that represent approximately 1.2 million individuals who have agreed to participate in market research studies. Approximately 50% of the Company's business comes from projects which utilize the CMP. The Company believes that its CMP provides a substantial competitive advantage over firms using only traditional random research methods, since the CMP delivers higher response rates and lower costs than traditional methods. The Company also maintains a Pan European consumer mail panel of approximately 135,000 households through a joint venture with two European market research companies.

  For the three-year period ended December 31, 1996, the Company's revenue and net income increased at a compound annual rate of 22% and 59%, respectively. Management attributes the Company's recent success to the size and quality of its CMP, its new product development efforts in recent years, the accuracy of the data it provides, its ability to statistically analyze complex marketing problems, its recognized name and its long standing reputation.

  Key elements of the Company's business strategy are to:

  . PROVIDE A FULL RANGE OF BRANDED, SOLUTION-ORIENTED RESEARCH PRODUCTS AND
    SERVICES. The Company believes that it has distinguished itself from its competition by offering a full range of proprietary branded market research products and services that offer superior solutions to clients' market research needs.

  . INCREASE MARKET SHARE WITH EXISTING CLIENTS. Many of the Company's current clients have substantial market research budgets and purchase market research services from more than one supplier. The Company believes it has a significant opportunity to increase its share of the market research expenditures made by these clients.

  . EXPAND DISTRIBUTION CHANNELS AND GROW THROUGH ACQUISITIONS AND JOINT
    VENTURES. Acquisitions and joint ventures enable the Company to add new channels of distribution through which it can offer its full range of market research products and services to new clients. They also enable the Company to expand its operational capacity and further its technical expertise.

  . TARGET HIGH GROWTH, NON-TRADITIONAL AND UNDER PENETRATED INDUSTRIES. The
    Company is committed to entering or expanding its penetration in industries where it sees growth potential for its business.

  . UTILIZE SOPHISTICATED TECHNOLOGY. The Company is committed to using technology to gain competitive advantage.

  . CONTINUE TO EXPAND INTERNATIONALLY. It is the goal of the Company to be able to provide market research services to its clients wherever in the world they do business. The Company intends to offer its clients international research services with uniform quality standards using methodologies and products similar to those used in North America.

  The predecessor to the Company was incorporated in 1946 in Illinois and the Company was incorporated in 1966 in Delaware. The Company's principal executive offices are located at 3040 West Salt Creek Lane, Arlington Heights, Illinois 60005 and its telephone number is (847) 590-7000.

                               RECENT ACQUISITION

  On July 31, 1997, the Company completed the acquisition of all of the outstanding capital stock of BAIGlobal, an international market research and information company based in New York that has been marketing the Company's Mail Monitor(R) product since 1990 pursuant to a joint venture with the Company. BAIGlobal had revenues for the year ended December 31, 1996 of $11.7 million. The purchase price for the acquisition was an amount equal to (i) $3,590,000 in cash, to be adjusted based on BAIGlobal's closing net worth to be determined within 120 days of the closing date, plus (ii) the assumption of $2,250,000 in debt and (iii) up to $5,000,000 of possible contingent payments in the form of cash and stock if BAIGlobal's aggregate earnings before interest and income taxes ("EBIT") exceed $2,724,000 for the 29-month period ending December 31, 1999. The transaction was accounted for under the purchase method of accounting. See the Market Facts, Inc. and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements.

  BAIGlobal has an established U.S.-based international group with the ability to provide the Company's clients with high-quality international market research services as well as a strong client base in the financial services industry which the Company has targeted for future growth. BAIGlobal also conducts qualitative research through the use of focus groups, which the Company believes will complement its own research capabilities. BAIGlobal's clients include AT&T Corp., American Express Company, Bank of America National Trust & Savings Assn., The Bank of New York, The Chase Manhattan Corporation, Church & Dwight Co., Inc., Citibank N.A., Citicorp, Lucent Technologies Inc., MasterCard International Inc., and VISA International. See "BAIGlobal Acquisition," the Market Facts, Inc. and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements, and the BAIGlobal Financial Statements included elsewhere herein.

                                  THE OFFERING

 Common Stock Offered by the Company................ 1,900,000 shares
 Common Stock Offered by the Selling Stockholder....   500,000 shares
 Common Stock to be Outstanding after the Offering.. 8,826,908 shares(1)
 Use of Proceeds to the Company..................... Approximately $3,000,000
                                                     will be used to repay
                                                     short-term debt incurred
                                                     in connection with the
                                                     acquisition of BAIGlobal,
                                                     and the remaining net
                                                     proceeds will be used for
                                                     working capital and
                                                     general corporate
                                                     purposes, including
                                                     potential acquisitions.
                                                     See "Use of Proceeds."
 Nasdaq National Market Symbol...................... MFAC

--------
(1) Does not include 776,800 shares of Common Stock reserved for issuance upon exercise of options outstanding as of October 21, 1997, at a weighted average exercise price of $5.80 per share, or 220,000 shares of Common Stock available for future grants or awards under the Company's 1996 Stock Plan.

                 SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA
                            FINANCIAL AND OTHER DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     YEAR ENDED DECEMBER 31,                      SIX MONTHS ENDED JUNE 30,
                         ------------------------------------------------------  --------------------------------
                          1992      1993    1994(1)   1995          1996           1996           1997
                         -------   -------  -------  -------  -----------------  --------  ----------------------
                                                                         PRO                            PRO
                                       HISTORICAL                      FORMA(2)     HISTORICAL       FORMA(2)
                         --------------------------------------------  --------  ------------------  ------------
                                                                                   (UNAUDITED)
                                                                       ------------------------------------------
STATEMENTS OF EARNINGS
 DATA:
 Revenue................ $40,718   $45,609  $55,483  $64,609  $83,796  $94,216   $ 38,786  $ 46,835  $ 52,406
 Gross margin...........  18,041    21,285   25,235   28,295   35,613   40,031     16,235    20,898    23,266
 Income from
  operations............     306     2,662    3,295    5,195    8,398    8,104      2,704     3,810     3,366
 Net income (loss)......    (437)    1,074    1,434    2,226    4,278    3,929      1,232     1,915     1,591
 Earnings (loss) per
  share................. $ (0.06)  $  0.15  $  0.19  $  0.29  $  0.57  $  0.52   $   0.16  $   0.27  $   0.22
 Common and common
  equivalent shares.....   6,775     7,009    7,571    7,769    7,511    7,511      7,882     7,138     7,138
 Pro forma net income
  after adjustments to
  compensation
  expense(3)............                                               $ 4,679                       $  2,251
 Pro forma earnings per
  share after
  adjustments to
  compensation
  expense(3)............                                               $  0.62                       $   0.32
OTHER DATA:
 Gross margin as a
  percentage of
  revenue...............    44.3%     46.7%    45.5%    43.8%    42.5%    42.5%      41.9%     44.6%     44.4%
 Income from operations
  as a percentage of
  revenue...............     0.8%      5.8%     5.9%     8.0%    10.0%     8.6%       7.0%      8.1%      6.4%
 Pro forma income from
  operations, after
  adjustments to
  compensation expense,
  as a percentage of
  revenue(3)............                                                  10.0%                           8.6%
 Net income as a
  percentage of
  revenue...............    (1.1)%     2.4%     2.6%     3.4%     5.1%     4.2%       3.2%      4.1%      3.0%
 Pro forma net income,
  after adjustments to
  compensation expense,
  as a percentage of
  revenue(3)............                                                   5.0%                           4.3%

                                                        JUNE 30, 1997
                                             -----------------------------------
                                                                    PRO FORMA
                                             ACTUAL  PRO FORMA(2) AS ADJUSTED(4)
                                             ------- ------------ --------------
                                                         (UNAUDITED)
                                             -----------------------------------
BALANCE SHEET DATA:
 Cash and cash equivalents.................. $   485   $   --        $33,811
 Working capital............................   5,405      (377)       36,434
 Total assets...............................  39,576    47,514        81,325
 Total debt(5)..............................  11,760    14,870        11,870
 Stockholders' equity.......................  12,535    12,704        49,515

--------
(1) In April 1994, the Company acquired the remaining 50% of the outstanding shares of common stock of Market Facts of Canada, Ltd. ("MFCL"), making MFCL a wholly owned subsidiary. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 11 of the Consolidated Financial Statements of Market Facts, Inc. and Subsidiaries.
(2) The Pro Forma Statements of Earnings Data and Other Data for the year ended December 31, 1996 and the six months ended June 30, 1997 assume the acquisition of BAIGlobal occurred on January 1, 1996. The Pro Forma Balance Sheet Data assumes the acquisition of BAIGlobal occurred on June 30, 1997. See "BAIGlobal Acquisition" and the Market Facts, Inc. and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements.
(3) Adjustments to compensation expense represent reductions in officers' salaries, bonuses and noncash compensation that are expected to be realized by the Company as a result of new employment agreements with the three BAIGlobal former shareholders (the "BAIGlobal Principals") entered into on the date of the BAIGlobal acquisition. See Note 2 (items (l), (m), and (n)) of the Market Facts, Inc., and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements.
(4) Gives pro forma effect to the acquisition of BAIGlobal and the sale of 1,900,000 shares of Common Stock offered by the Company in this offering at the public offering price of $21.00 per share, after deducting underwriting discounts and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom. See "BAIGlobal Acquisition," "Use of Proceeds" and "Capitalization."
(5) Includes a mortgage on the Company's headquarters in the amount of $10.4 million which matures in May 2000. Prepayment of the principal balance of the mortgage may not be made without payment of a substantial prepayment penalty, which at September 1, 1997 was $0.9 million.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

RELIANCE ON KEY CLIENTS

  The Company's five largest clients accounted for approximately 23%, 26% and 26% of the Company's total revenues in 1994, 1995 and 1996, respectively, with one client, Procter & Gamble, accounting for 10%, 12% and 10%, respectively, of such revenues. The Company generally does not enter into long-term contracts with its clients, but operates on a project-by-project basis. Currently, the Company's only significant long-term contract is a contract to perform customer satisfaction surveys for the U.S. Postal Service, which accounted for approximately $4 million, or 4.8% of revenue in 1996 and will expire at the end of 1997. The Company is currently involved in a bidding process for the new U.S. Postal Service contract, which is expected to be awarded in the fourth quarter of 1997. For this client, as well as for most of its clients, the Company is not the exclusive provider of market research services and, therefore, such clients could decrease the amount of research projects awarded to the Company at any time. Although approximately 87% of the Company's revenue in 1996 was from clients for whom the Company had performed work in the previous year, the loss of one or more of the Company's largest clients, including the U.S. Postal Service, or a significant reduction in business from such clients could have a material adverse effect on the Company. See "Business--Clients."

FLUCTUATIONS IN DEMAND FOR MARKET RESEARCH

  Demand for the Company's research services can be affected by a number of factors outside the Company's control, including fluctuations in clients' marketing budgets, changes in economic conditions, consolidation and other industry trends and changes in the management or ownership of a client. In addition, a client's market research activities are often dependent on the timing of its new product introductions and reformulations. As a result of such factors, the amount of market research conducted by the Company for each of its clients has varied in the past and is likely to continue to vary from quarter to quarter in the future. These variations can contribute to fluctuations in the Company's operating results from period to period. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results of Operations; Seasonality."

VARIABILITY OF QUARTERLY OPERATING RESULTS

  The Company's revenues and earnings may fluctuate from quarter to quarter based on such factors as the number, size and scope of projects in which the Company is engaged, the terms and degree of completion of such projects, expenditures required by the Company in connection with such projects, any delays incurred in connection with such projects, employee utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects, and general economic conditions. See "Risk Factors--Reliance on Key Clients."

RISKS ASSOCIATED WITH ACQUISITIONS AND FAILURE TO INTEGRATE ACQUIRED BUSINESSES; LIMITED PRIOR ACQUISITION EXPERIENCE

  An important part of the Company's business strategy is to expand through acquisitions. The Company has recently acquired BAIGlobal, a New York-based international market research company, and has from time to time engaged in discussions regarding other potential acquisitions; however, there are currently no agreements with respect to any such transactions. There is significant competition for attractive acquisition candidates, and there can be no assurance that the Company will be able to identify and acquire attractive acquisition candidates. Additionally, the Company has had limited prior experience regarding acquisitions, and there can be no assurance that the Company will be able to profitably manage acquired companies or successfully integrate such acquired companies without substantial costs, delays or other problems. Future acquisitions may entail the payment of consideration in excess of book value, may result in the issuance of additional shares of Common Stock or the incurrence of additional indebtedness by the Company, and could have a dilutive effect on the earnings or book value per share of Common Stock. See "Risk Factors--Ability to Integrate Recent Acquisition," "Business--Business Strategy" and "BAIGlobal Acquisition."

ABILITY TO INTEGRATE RECENT ACQUISITION

  There can be no assurance that the Company will be able to realize the intended benefits of the acquisition of BAIGlobal or that the integration of BAIGlobal with the Company will be successfully accomplished. The realization of such benefits and successful integration will require the experience and expertise of the BAIGlobal Principals, who comprise the senior management team of BAIGlobal, and are expected to remain with the Company. Although a portion of the consideration paid to the BAIGlobal Principals is contingent upon their continued employment with the Company, there can be no assurance that the BAIGlobal Principals will remain with the Company for the time period necessary to successfully integrate BAIGlobal into the Company. See "BAIGlobal Acquisition."

COMPETITION

  The custom market research industry is highly competitive and is characterized by a large number of relatively small organizations and a few large companies, some of which have resources greater than those of the Company. The Company faces direct competition from these entities as well as competition from marketing and research departments of clients and potential clients, advertising agencies, survey research departments affiliated with universities, and government agencies. The Company believes that the principal methods of competition are quality and speed of research results, the ability to provide customized data collection, analysis and interpretation, geographic coverage, the ability to guide clients through the entire marketing research process, the ability to provide creative recommendations to clients and the ability to attractively price services. The Company also believes that the ability to service the international research needs of clients will become an increasingly important competitive factor in the future. See "Business-- Competition."

ABILITY TO CONTINUE COMPANY GROWTH; MANAGEMENT OF GROWTH

  For the three-year period ended December 31, 1996, the Company's revenue and net income increased at a compound annual rate of 22% and 59%, respectively. There can be no assurance that the Company will be able to sustain its recent increases in operating results. Furthermore, if the Company continues to grow, there can be no assurance that management will be effective in attracting and retaining additional qualified personnel, expanding the Company's physical facilities, updating the Company's systems, procedures and controls, integrating any acquired businesses or otherwise managing growth. Any inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF INTERNATIONAL EXPANSION

  An important part of the Company's business strategy is to be able to provide market research services to its clients globally. The Company has acquired an international market research unit through its acquisition of BAIGlobal, and has recently established joint ventures in Europe and China. It has also submitted a proposal for a joint venture in India that is awaiting government approval. In addition, the Company will continue to seek to establish additional international joint ventures or strategic alliances to enhance its existing capabilities to address the international needs of its clients. The international operations of the Company and of its international joint ventures are subject to numerous challenges and risks inherent in conducting business internationally, including maintenance of an international data collection network that adheres to the Company's quality standards, currency control laws, fluctuations in exchange rates, political turmoil, war, foreign economic conditions, tariffs and other trade barriers, longer accounts receivable collection cycles and potentially adverse tax consequences. Further, the Company may not be able to effectively control their operations, and there is no assurance that the Company will be able to successfully meet the needs of its clients through these joint ventures.

VOLATILITY OF STOCK PRICE

  The Company's Common Stock is thinly traded and has historically been subject to wide price fluctuations in response to a variety of factors, including quarterly variations in operating results, the introduction of new services or products by the Company, its clients or its competitors, announcements of acquisitions, strategic alliances and joint ventures, general conditions in the marketing research industry, and general economic and market conditions. Additionally, the stock market in general has experienced extreme price volatility in recent years. The market price of the Company's Common Stock has increased significantly in recent months. There can be no assurance that the price of the Common Stock will increase in the future or be maintained at its recent levels.

VOTING CONTROL BY OFFICERS AND DIRECTORS; VOTING ARRANGEMENTS WITH AND APPROVAL RIGHTS OF INVESTMENT PARTNERSHIP

  After completion of this offering, the Company's executive officers and directors will, in the aggregate, beneficially own approximately 32% of the outstanding Common Stock (30% if the Underwriters' over-allotment option is exercised in full). If such stockholders were to act in concert in the future, they would be able to significantly influence all matters requiring approval by the stockholders of the Company, including the election of the Company's directors. In addition, after completion of this offering, the Selling Stockholder will beneficially own approximately 23% of the Company's outstanding Common Stock (21% if the Underwriters' over-allotment option is exercised in full). The Selling Stockholder has the right to elect three directors of the Company, subject to decrease if its ownership interest in the Company decreases below 20%. With respect to certain matters, the Selling Stockholder must vote certain of its shares proportionally in accordance with the vote of the Company's public stockholders (defined as stockholders other than the Selling Stockholder and certain executive officers of the Company). The Investment Agreement between the Selling Stockholder and the Company (the "Investment Agreement") contains provisions that, among other things, restrict the Selling Stockholder's ability to acquire more than 37.5% of the Company's outstanding Common Stock, and grant its board representatives the right to approve certain Company transactions, such as acquisitions of $1,000,000 or more, dispositions of Company assets outside the ordinary course of business, and amendments to the Company's Restated Certificate of Incorporation or By-Laws. See "Description of Capital Stock--Preferred Stock--Series B Preferred Stock," "Agreements with Selling Stockholder and its Affiliates--Investment Agreement," "Principal and Selling Stockholders" and Note 6 of the Consolidated Financial Statements of Market Facts, Inc. and Subsidiaries.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

  The Company considers most of its software, database management methods, modeling techniques and other database information strategies to be proprietary trade secrets and relies on a combination of trade secret, trademark, copyright and other intellectual property laws, as well as contractual agreements, to protect its rights to such intellectual property. However, due to the difficulty of monitoring the unauthorized use of and access to the Company's intellectual property, such measures may not provide adequate protection. In addition, there can be no assurance that the courts will enforce the contractual arrangements which the Company has entered into to protect its proprietary technology. Any misappropriation of the Company's intellectual property could have a material adverse effect on the Company's business. See "Business--Trademarks and Service Marks; Proprietary Information."

RISK OF DECLINING RESPONSE RATES

  The Company's ability to provide timely and accurate custom market research to its clients depends on its ability to collect high quality data through its CMP, random telephone interviewing, and other sources. Response rates in the industry, exclusive of consumer mail panels, have generally declined in recent years, which could result in lower quality data and increased project costs. If the Company is unable to recruit and maintain appropriate CMP members, or if receptivity to the Company's questionnaires and other data collection methods by respondents declines, or if the Company is for any other reason unable to rely on the integrity of the data it receives, the Company's ability to market and sell its research products would be materially and adversely affected.

RISK OF LEGISLATIVE OVERSIGHT

  The federal Telephone Consumer Protection Act of 1991 and similar laws in many states regulate and limit telemarketing and telephone solicitation activities. Though the market research industry has been able to avoid regulations applicable to telemarketers and telephone solicitors, there is no assurance that the market research industry will continue to be exempt from this or other regulation. Further, although the Company presently voluntarily conducts its activities in compliance with existing laws applicable to telemarketers and solicitors, there is no assurance that compliance will continue to be feasible should such laws change or should new laws become applicable to market research companies.

RELIANCE ON KEY PERSONNEL

  The Company's future performance will depend to a significant extent upon the efforts and abilities of key personnel who have expertise in custom market research and have established relationships with the Company's key clients. Although customer relationships are managed at many levels in the Company, the loss of one or more of the Company's key employees could have an adverse effect on the Company's relationship with one or more clients served by such persons. The Company's success also depends on its ability to hire, train and retain skilled personnel in all areas of its business. Competition for qualified personnel in the Company's industry is substantial. There can be no assurance that the Company will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully.

DISCRETIONARY USE OF PROCEEDS

  The Company has no current specific plan for the $33.8 million in estimated net offering proceeds remaining after the repayment of $3.0 million in indebtedness incurred to acquire BAIGlobal. The Company is raising such funds to increase its working capital and for general corporate purposes, including acquisitions, investments in technology, new product development, and joint ventures; however, there are no commitments or agreements with respect to any acquisitions at the present time. Consequently, the Company's management will have discretion over the use of most of the proceeds for the foreseeable future. See "Use of Proceeds."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS AND DELAWARE LAW; RIGHTS PLAN

  Certain provisions of the Company's Restated Certificate of Incorporation and By-Laws and the Delaware General Corporation Law may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Common Stock. These provisions include: (i) a board divided into three classes, each of which serves for a staggered three-year term, (ii) provisions restricting the removal of directors, (iii) advance notice provisions with respect to stockholder proposals and director nominations, and (iv) the authority of the Company's Board of Directors to issue up to 474,900 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The Company is also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a broad range of business combinations with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. In addition, the Company has a stockholder rights plan which expires in August 1999, which may have the effect of deterring hostile or coercive attempts to acquire the Company. See "Description of Capital Stock," "Agreements with Selling Stockholder and its Affiliates," and "Risk Factors--Voting Control by Officers and Directors."

SHARES ELIGIBLE FOR FUTURE SALE

  There will be 8,826,908 shares of Common Stock outstanding immediately after completion of this offering, of which 608,000 shares will be "restricted shares" for purposes of the Securities Act of 1933, as amended ("Securities Act"). Of these outstanding shares of Common Stock, 8,218,908 shares, including the shares to be sold in this offering, will be freely tradeable, except for shares purchased or otherwise owned by "affiliates" of the Company. Of the restricted shares, 368,000 shares are currently eligible for sale into the market, subject to the limitations set forth in Rule 144 promulgated under the Securities Act. Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in this offering or other stockholders of the Company, could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. However, the Company and its executive officers and directors and the Selling Stockholder, who beneficially will own in the aggregate 2,837,558 outstanding shares of Common Stock, have agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock or any securities convertible into or exchangeable for Common Stock for 120 days after the date of this prospectus without the prior written consent of EVEREN Securities, Inc. See "Management--Directors and Executive Officers," "Description of Capital Stock--Shares Eligible for Future Sale" and "Underwriting."

                                  SAFE HARBOR

  This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's business and growth strategies; and (iii) the use of the proceeds to the Company of this offering. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Important factors that could cause such differences are identified under "Risk Factors" above.

                    RECAPITALIZATION AND SELF-TENDER OFFER

  On June 6, 1996, MFI Investors L.P., the Selling Stockholder (also called the "Partnership"), a limited partnership formed by ZS Fund, L.P., a New York investment fund, invested $8,250,000 in the Company. In connection with the investment, the Company entered into the Investment Agreement with the Partnership and its sole general partner. Pursuant to the Investment Agreement, the Partnership, among other things: (i) purchased a note in the principal amount of $8,250,000 (the "Convertible Note"), which was converted on July 18, 1996 into 2,275,860 shares of Common Stock at a conversion rate of $3.625 per share, (ii) acquired the right to elect three members of the Board of Directors and approval rights with respect to acquisitions and other corporate matters, (iii) agreed to certain voting arrangements, (iv) agreed to certain standstill provisions, and (v) acquired certain registration rights relating to its Common Stock. In addition, the Company effected a self-tender offer in June 1996, primarily for the purpose of providing a liquidity event for its stockholders, whereby it repurchased 1,677,614 shares (not adjusted for the December 1996 stock split) for an aggregate purchase price of $12,162,701. The shares acquired in the self-tender offer became treasury shares, which were not subject to the December 1996 2-for-1 stock split. The Partnership's purchase of the Convertible Note funded most of the repurchase. See "Agreements with Selling Stockholder and its Affiliates," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources," and Note 6 of the Consolidated Financial Statements of Market Facts, Inc. and Subsidiaries.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,900,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $36.8 million ($40.9 million if the Underwriters' over-allotment option is exercised in full) based on the public offering price of $21.00 per share after deducting the underwriting discount and estimated offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. The Company anticipates that the net proceeds of this offering will be used in part to repay short-term indebtedness of $3.0 million incurred in connection with the recent acquisition of BAIGlobal. This indebtedness is outstanding under one of the Company's lines of credit which expires in April 1998 and bears interest at the London Interbank Offered Rate plus 1.68% (7.40% as of September 1, 1997).

  The Company has no current specific plan for the remaining $33.8 million of the estimated net offering proceeds. The Company is raising such funds to increase the Company's working capital and for general corporate purposes, including acquisitions, investments in technology, new product development, and joint ventures; however, there are no commitments or agreements with respect to any such acquisitions at the present time. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short- term, interest bearing, investment-grade obligations. See "Business-- Business Strategy."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 (i) on an actual basis; (ii) on a pro forma basis to reflect the acquisition of BAIGlobal; and (iii) on a pro forma as adjusted basis to reflect the acquisition of BAIGlobal and the sale of the Common Stock offered by the Company hereby and the application of the estimated net proceeds to the Company therefrom, as described in "Use of Proceeds."

                                                         JUNE 30, 1997
                                                 ------------------------------
                                                                     PRO FORMA
                                                 ACTUAL   PRO FORMA AS ADJUSTED
                                                 -------  --------- -----------
                                                        (IN THOUSANDS)
Cash overdraft.................................. $   --    $ 2,260    $   --
Short-term borrowings...........................     830     3,830        830
Current portion of long-term debt, including
 capital lease obligations......................     314       402        402
                                                 -------   -------    -------
                                                 $ 1,144   $ 6,492    $ 1,232
                                                 =======   =======    =======
Long-term obligations(1)........................ $10,616   $10,638    $10,638
Stockholders' equity:
  Preferred stock, no par value, 500,000 shares
   authorized
   Series A--25,000 shares designated and none
    issued......................................     --        --         --
   Series B--100 shares designated and 100
    shares issued...............................     --        --         --
  Common stock, $1.00 par value; 15,000,000
   shares authorized; 8,966,258 issued on an
   actual and pro forma basis; 10,866,258 shares
   issued pro forma as adjusted(2)..............   8,966     8,966     10,866
  Capital in excess of par value................   9,498     9,498     44,409
  Cumulative foreign currency translation.......     (86)      (86)       (86)
  Retained earnings.............................   8,765     8,934      8,934
  Less 2,042,550 shares of treasury common
   stock, at cost............................... (13,892)  (13,892)   (13,892)
  Less other transactions involving common
   stock........................................    (716)     (716)      (716)
                                                 -------   -------    -------
    Total stockholders' equity..................  12,535    12,704     49,515
                                                 -------   -------    -------
    Total capitalization........................ $23,151   $23,342    $60,153
                                                 =======   =======    =======

--------
(1) Includes long-term portions of long-term debt, notes payable and obligations under capital leases, $10,235,167 of which is the Company's mortgage on its headquarters which matures in May 2000 and which prohibits prepayment without a substantial penalty, which at September 1, 1997 was $930,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) Does not include 770,000 shares of common stock reserved for issuance upon exercise of options outstanding as of June 30, 1997, at a weighted average exercise price of $5.59 per share, or 230,000 shares of common stock available for future grants or awards under the Company's 1996 Stock Plan.

                      MARKET FACTS, INC. AND SUBSIDIARIES
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited pro forma condensed consolidated balance sheet presents the unaudited pro forma financial position of the Company as of June 30, 1997, assuming the acquisition of BAIGlobal had been consummated as of June 30, 1997.

  The following unaudited pro forma condensed consolidated statements of earnings for the year ended December 31, 1996 and the six months ended June 30, 1997 present the unaudited pro forma results of operations of the Company assuming the acquisition of BAIGlobal had been consummated as of January 1, 1996.

  These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto and BAIGlobal's financial statements and notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of earnings do not necessarily reflect actual results which may have occurred if the acquisition had taken place as of June 30, 1997 and January 1, 1996, respectively, nor are they indicative of the results of future combined operations.

                      MARKET FACTS, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1997
                                 (IN THOUSANDS)

                               MARKET FACTS, BAIGLOBAL,
                                   INC.         INC.
                                HISTORICAL   HISTORICAL
                                STATEMENTS   STATEMENTS ADJUSTMENTS   PRO FORMA
                               ------------- ---------- -----------   ---------
CURRENT ASSETS:
 Cash and cash equivalents...    $    485      $  145     $  (630)(a) $    --
 Certificates of deposit.....          50         --          --            50
 Accounts receivable:
 Trade, less allowance for
  doubtful accounts..........      15,069       2,231        (485)(b)   16,815
 Other.......................         157           6         --           163
 Notes receivable............         185         --          --           185
 Revenue earned on contracts
  in progress in excess of
  billings...................       4,449         684        (124)(b)    5,009
 Deferred income taxes.......         979         --          --           979
 Prepaid expenses and other
  assets.....................         392         138         --           530
                                 --------      ------     -------     --------
  Total Current Assets.......    $ 21,766      $3,204     $(1,239)    $ 23,731
                                 --------      ------     -------     --------
PROPERTY, AT COST............      29,376         786         --        30,162
 Less accumulated
  depreciation and
  amortization...............     (12,271)       (435)        --       (12,706)
                                 --------      ------     -------     --------
  Net Property...............    $ 17,105      $  351     $   --      $ 17,456
                                 --------      ------     -------     --------
OTHER ASSETS:
 Goodwill....................         495         --        4,149 (c)    4,644
 Deferred income taxes.......         --          598         762 (c)    1,360
 Other noncurrent assets.....         210          63          50 (d)      323
                                 --------      ------     -------     --------
  Total Other Assets.........    $    705      $  661     $ 4,961     $  6,327
                                 --------      ------     -------     --------
  Total Assets...............    $ 39,576      $4,216     $ 3,722     $ 47,514
                                 ========      ======     =======     ========
CURRENT LIABILITIES:
 Cash overdraft..............    $    --       $  --      $ 2,260 (a) $  2,260
 Accrued expenses............       6,944       1,046        (291)(b)    7,945
                                                               41 (c)
                                                              205 (e)
 Billings in excess of
  revenues earned on
  contracts in progress......       5,669         789          (2)(b)    6,456
 Accounts payable............       2,464       1,096        (485)(b)    3,075
 Short-term borrowings.......         830         --        3,000 (a)    3,830
 Current portion of
  obligations under capital
  leases.....................         190          88         --           278
 Income taxes................         140         --          --           140
 Current portion of long-term
  debt.......................         124         --          --           124
                                 --------      ------     -------     --------
  Total Current Liabilities..    $ 16,361      $3,019     $ 4,728     $ 24,108
                                 --------      ------     -------     --------
LONG-TERM LIABILITIES:
 Long-term debt..............      10,235         --          --        10,235
 Obligations under capital
  leases, noncurrent
  portion....................         381          22         --           403
 Deferred income taxes.......          64         --          --            64
                                 --------      ------     -------     --------
  Total Long-Term
   Liabilities...............    $ 10,680      $   22     $   --      $ 10,702
                                 --------      ------     -------     --------
  Total Liabilities..........    $ 27,041      $3,041     $ 4,728     $ 34,810
                                 --------      ------     -------     --------
STOCKHOLDERS' EQUITY:
 Preferred stock.............         --          --          --           --
 Common stock................       8,966           1          (1)(f)    8,966
 Capital in excess of par
  value......................       9,498       1,353      (1,353)(f)    9,498
 Cumulative foreign currency
  translation................         (86)        --          --           (86)
 Retained earnings...........       8,765          38         131 (f)    8,934
                                 --------      ------     -------     --------
                                 $ 27,143      $1,392     $(1,223)    $ 27,312
                                 --------      ------     -------     --------
 Less treasury common stock..     (13,892)       (217)        217 (f)  (13,892)
 Less other transactions
  involving common stock.....        (716)        --          --          (716)
                                 --------      ------     -------     --------
  Total Stockholders'
   Equity....................    $ 12,535      $1,175     $(1,006)    $ 12,704
                                 --------      ------     -------     --------
  Total Liabilities and
   Stockholders' Equity......    $ 39,576      $4,216     $ 3,722     $ 47,514
                                 ========      ======     =======     ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                      MARKET FACTS, INC. AND SUBSIDIARIES

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                MARKET    BAIGLOBAL,
                              FACTS, INC.    INC.
                              HISTORICAL  HISTORICAL               PRO FORMA
                              STATEMENTS  STATEMENTS ADJUSTMENTS    RESULTS
                              ----------- ---------- -----------   ---------
REVENUE.....................    $83,796    $11,665     $(1,245)(g)  $94,216
                                -------    -------     -------      -------
DIRECT COSTS:
  Payroll...................     16,167      1,949         --        18,116
  Other expenses............     32,016      5,042        (989)(g)   36,069
                                -------    -------     -------      -------
    Total...................    $48,183    $ 6,991     $  (989)     $54,185
                                -------    -------     -------      -------
    Gross Margin............    $35,613    $ 4,674     $  (256)     $40,031
                                -------    -------     -------      -------
OPERATING EXPENSES:
  Selling...................      2,601        578        (336)(g)    2,843
  General and                    23,563      4,337                   27,935
   administrative...........                              (141)(h)
                                                           166 (i)
                                                            10 (j)
  Contributions to profit-
   sharing and employee
   stock ownership plans....      1,051         98         --         1,149
                                -------    -------     -------      -------
    Total...................    $27,215    $ 5,013     $  (301)     $31,927
                                -------    -------     -------      -------
    Income from operations..    $ 8,398    $  (339)    $    45      $ 8,104
                                -------    -------     -------      -------
OTHER INCOME (EXPENSE):
  Interest expense..........     (1,214)       (24)       (222)(k)   (1,460)
  Interest income...........        126          8         --           134
  Other income, net.........         75         28         --           103
                                -------    -------     -------      -------
    Total...................    $(1,013)   $    12     $  (222)     $(1,223)
                                -------    -------     -------      -------
INCOME BEFORE PROVISION FOR
 INCOME TAXES...............    $ 7,385    $  (327)    $  (177)     $ 6,881
PROVISION FOR INCOME TAXES..      3,107       (150)         (5)(l)    2,952
                                -------    -------     -------      -------
NET INCOME..................    $ 4,278    $  (177)    $  (172)     $ 3,929
                                =======    =======     =======
PRO FORMA ADJUSTMENTS TO
 COMPENSATION EXPENSE:
  Contractual reductions to
   be made in officers'
   salaries and bonuses.....                                            852 (m)
  Noncash stock-related
   compensation.............                                            419 (n)
  Related income taxes......                                           (521)(l)
                                                                    -------
                                                                    $   750
                                                                    -------
PRO FORMA NET INCOME AFTER
 ADJUSTMENTS TO COMPENSATION
 EXPENSE....................                                        $ 4,679
                                                                    =======
EARNINGS PER SHARE..........    $  0.57                             $  0.52
                                =======                             =======
PRO FORMA EARNINGS PER SHARE
 AFTER ADJUSTMENTS TO
 COMPENSATION EXPENSE.......                                        $  0.62
                                                                    =======
COMMON AND COMMON EQUIVALENT
 SHARES.....................      7,511                               7,511
                                =======                             =======

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                      MARKET FACTS, INC. AND SUBSIDIARIES

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 MARKET    BAIGLOBAL,
                               FACTS, INC.    INC.
                               HISTORICAL  HISTORICAL              PRO FORMA
                               STATEMENTS  STATEMENTS ADJUSTMENTS   RESULTS
                               ----------- ---------- -----------  ---------
REVENUE......................    $46,835     $6,196      $(625)(g)  $52,406
                                 -------     ------      -----      -------
DIRECT COSTS:
  Payroll....................      8,620        977        --         9,597
  Other expenses.............     17,317      2,699       (473)(g)   19,543
                                 -------     ------      -----      -------
    Total....................    $25,937     $3,676      $(473)     $29,140
                                 -------     ------      -----      -------
    Gross Margin.............    $20,898     $2,520      $(152)     $23,266
                                 -------     ------      -----      -------
OPERATING EXPENSES:
  Selling....................      1,585        347       (180)(g)    1,752
  General and administra-
   tive......................     14,738      3,034       (263)(h)   17,374
                                                          (223)(o)
                                                            83 (i)
                                                             5 (j)
  Contributions to profit-
   sharing and employee stock
   ownership plans...........        765          9        --           774
                                 -------     ------      -----      -------
    Total....................    $17,088     $3,390      $(578)     $19,900
                                 -------     ------      -----      -------
    Income from operations...    $ 3,810     $ (870)     $ 426      $ 3,366
                                 -------     ------      -----      -------
OTHER INCOME (EXPENSE):
  Interest expense...........       (543)       (10)      (111)(k)     (664)
  Interest income............         33          7        --            40
  Other income, net..........         47          4        --            51
                                 -------     ------      -----      -------
    Total....................    $  (463)    $    1      $(111)     $  (573)
                                 -------     ------      -----      -------
INCOME BEFORE PROVISION FOR
 INCOME TAXES................    $ 3,347     $ (869)     $ 315      $ 2,793
PROVISION FOR INCOME TAXES...      1,432       (393)       163 (l)    1,202
                                 -------     ------      -----      -------
NET INCOME...................    $ 1,915     $ (476)     $ 152      $ 1,591
                                 =======     ======      =====
PRO FORMA ADJUSTMENTS TO COM-
 PENSATION EXPENSE:
  Contractual reductions to
   be made in officers'
   salaries and bonuses......                                           237 (m)
  Noncash stock-related com-
   pensation.................                                           882 (n)
  Related income taxes.......                                          (459)(l)
                                                                    -------
                                                                    $   660
                                                                    -------
PRO FORMA NET INCOME AFTER
 ADJUSTMENTS TO COMPENSATION
 EXPENSE.....................                                       $ 2,251
                                                                    =======
EARNINGS PER SHARE...........    $  0.27                            $  0.22
                                 =======                            =======
PRO FORMA EARNINGS PER SHARE
 AFTER ADJUSTMENTS TO
 COMPENSATION EXPENSE........                                       $  0.32
                                                                    =======
COMMON AND COMMON EQUIVALENT
 SHARES......................      7,138                              7,138
                                 =======                            =======

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

  In July 1997, BAIGlobal entered into a recapitalization agreement with its shareholders pursuant to which two shareholders exchanged shares and options to purchase shares of Class A common stock for shares and options to purchase shares of Class B common stock. Under the agreement, all outstanding options became fully vested. The shareholders sold a portion of their options to BAIGlobal for notes payable totaling $2,250,000 and the remaining options were exercised. As a result of these transactions, BAIGlobal recorded noncash compensation expense of $1,792,039 that is not reflected in the pro forma condensed consolidated statements of earnings. In addition, deferred income taxes of $762,000 were recorded in July 1997 based on these transactions. The additional deferred income taxes have been reflected as an adjustment to the pro forma condensed consolidated balance sheet as of June 30, 1997 as part of the allocation of the purchase price to the fair values of assets acquired and liabilities assumed.

NOTE 2

  On July 31, 1997, the Company completed the acquisition of all the outstanding stock of BAIGlobal. The purchase price was an amount equal to (i) $3,590,000 in cash, to be adjusted based on BAIGlobal's closing net worth to be determined within 120 days of the closing date, plus (ii) the assumption of $2,250,000 in debt payable to two of the BAIGlobal Principals, and (iii) up to $5,000,000 of possible contingent payments in the form of cash and stock based on BAIGlobal exceeding a certain earnings target for the period July 31, 1997 through December 31, 1999 (the "Additional Purchase Price"). The Additional Purchase Price is to be equal to 3.3 multiplied by the amount by which BAIGlobal's aggregate EBIT during the 29-month period exceeds $2,724,000, and 20% of the total is subject to the continued employment of the BAIGlobal Principals, with certain specified exceptions. The first $4,000,000 of Additional Purchase Price is payable in cash with the remaining $1,000,000 payable in shares of the Company's Common Stock. An additional $50,000 was paid at closing relating to noncompete agreements. Immediately after the closing of the transaction, the Company advanced $2,250,000 to BAIGlobal for the purpose of repaying the notes payable to two of the BAIGlobal Principals. The acquisition was accounted for under the purchase method of accounting. See
Note 3 below.

  The preliminary allocation of the purchase price represents an estimate of the fair values of the assets acquired and liabilities assumed, including estimated professional fees and other acquisition expenses expected to be incurred. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed has been recorded as goodwill. This preliminary allocation of purchase price is subject to further adjustments; however, the Company does not expect the estimated values to change materially upon finalization of the allocation of the purchase price.

  The pro forma adjustments reflect the following:

  (a) Represents the amount financed through the Company's existing line of credit and cash. It should be noted that due to significant accounts receivable collections during July, the Company's cash balance was sufficient at July 31, 1997 to avoid a cash overdraft position.

  (b) Represents the elimination of all intercompany billed and unbilled receivable and payable balances outstanding as of June 30, 1997. The Company has provided market research services to BAIGlobal for the past seven years.

  (c) Represents the excess of the purchase price over the estimated fair value of the net assets acquired.

  (d)  Represents the amounts paid for noncompete agreements.

  (e) Represents an accrual for estimated professional fees and other acquisition expenses expected to be incurred.

  (f) Represents the elimination of the stockholders' equity balances of BAIGlobal.

  (g) Represents the elimination of intercompany purchases, sales and commissions. See adjustment (b) above.

  (h) Represents the elimination of BAIGlobal expenses related to consulting and noncompete agreements with a former shareholder that were terminated at the date of the acquisition.

  (i) Represents the amortization of goodwill on a straight-line basis over 25 years.

  (j) Represents the amortization of the noncompete agreements on a straight-line basis over their 5 year term.

  (k) Represents interest expense at 7.4% on the $3,000,000 borrowed to fund the acquisition.

  (l) Represents the tax effect of the pro forma adjustments using a statutory rate of 41%.

  (m) The Company entered into employment agreements with three of BAIGlobal's officers effective on the date of the acquisition. The agreements reduce the salaries and bonuses previously paid to these officers. This adjustment represents those contractual salary and bonus reductions.

  (n) The Company has made it a practice of not issuing stock or granting stock options at amounts below fair market value. This adjustment represents the elimination of noncash compensation expense recorded by BAIGlobal associated with the sale of stock and grant of options to key employees at amounts below fair market value.

  (o) Represents the elimination of professional fees incurred by BAIGlobal directly related to the acquisition.

NOTE 3

  The purchase price includes up to $5,000,000 of contingent payments in the form of cash and stock based on BAIGlobal exceeding a certain earnings target for the period July 31, 1997 through December 31, 1999 as described in Note 2. Twenty percent of the contingent payment is subject to the continuous employment of the BAIGlobal Principals through December 31, 1999, with certain specified exceptions, and is considered a compensatory arrangement. If the Company determines that the payment of the compensation is probable, up to $1,000,000 of compensation expense will be recorded through December 31, 1999 in a systematic and rational fashion. The remaining $4,000,000 is considered additional purchase price and will be recorded as goodwill at the time the Company has determined beyond a reasonable doubt that such contingent consideration will be paid. The effect of the additional $4,000,000 of goodwill amortized over a 25 year period is a decrease in net income of $160,000 annually. See Note 2 above.

                      SELECTED HISTORICAL FINANCIAL DATA

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Set forth below are selected financial data as of and for each of the five years ended December 31, 1996, which have been derived from the audited financial statements of the Company, and selected financial data as of and for the six months ended June 30, 1996 and 1997, which have been derived from the unaudited interim financial statements of the Company. In the opinion of management, the unaudited interim financial statements have been prepared using the same significant accounting policies as the audited financial statements and include all adjustments, consisting of normal, recurring adjustments, which are necessary for a fair presentation of the interim financial statements. The results of operations for the six months ended June 30, 1996 and 1997 are not necessarily indicative of the results of operations for a full fiscal year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included herein.

                                                                         SIX MONTHS
                                                                           ENDED
                                 YEAR ENDED DECEMBER 31,                  JUNE 30,
                         -------------------------------------------  -----------------
                          1992     1993    1994(1)   1995    1996(2)   1996      1997
                         -------  -------  -------  -------  -------  -------  --------
                                                                        (UNAUDITED)
STATEMENTS OF EARNINGS
 DATA:
 Revenue................ $40,718  $45,609  $55,483  $64,609  $83,796  $38,786  $46,835
 Direct costs...........  22,677   24,324   30,248   36,314   48,183   22,551   25,937
                         -------  -------  -------  -------  -------  -------  -------
 Gross margin...........  18,041   21,285   25,235   28,295   35,613   16,235   20,898
 Selling expenses.......   1,385    1,667    2,077    2,292    2,601    1,277    1,585
 General and
  administrative
  expenses..............  16,350   16,481   19,285   20,005   23,563   11,678   14,738
 Contributions to profit
  sharing and employee
  stock ownership
  plans.................     --       475      578      803    1,051      576      765
                         -------  -------  -------  -------  -------  -------  -------
 Income from
  operations............     306    2,662    3,295    5,195    8,398    2,704    3,810
 Interest and other
  expense, net..........  (1,120)    (944)  (1,139)    (975)  (1,013)    (447)    (463)
                         -------  -------  -------  -------  -------  -------  -------
 Income (loss) before
  income taxes and
  cumulative effect of
  change in accounting
  principle.............    (814)   1,718    2,156    4,220    7,385    2,257    3,347
 Provision (benefit) for
  income taxes..........    (334)     644      722    1,994    3,107    1,025    1,432
 Cumulative effect on
  prior years of change
  in accounting
  principle.............      43      --       --       --       --       --       --
                         -------  -------  -------  -------  -------  -------  -------
 Net income (loss)...... $  (437) $ 1,074  $ 1,434  $ 2,226  $ 4,278  $ 1,232  $ 1,915
                         =======  =======  =======  =======  =======  =======  =======
 Earnings (loss) per
  share................. $ (0.06) $  0.15  $  0.19  $  0.29  $  0.57  $  0.16  $  0.27
                         =======  =======  =======  =======  =======  =======  =======
 Common and common
  equivalent shares.....   6,775    7,009    7,571    7,769    7,511    7,882    7,138
                         =======  =======  =======  =======  =======  =======  =======
                                      DECEMBER 31,
                         -------------------------------------------           JUNE 30,
                          1992     1993     1994     1995    1996(2)             1997
                         -------  -------  -------  -------  -------           --------
BALANCE SHEET DATA:
 Cash and cash
  equivalents........... $   429  $   773  $   911  $ 3,530  $   129           $   485
 Working capital........   1,441    2,046    3,624    5,993    3,104             5,405
 Total assets...........  27,450   27,974   31,682   34,377   38,385            39,576
 Total debt.............  12,864   12,074   12,079   11,634   13,056            11,760
 Stockholders' equity...   7,830    8,823    9,746   12,050   10,525            12,536

--------
(1) In April 1994, the Company acquired the remaining 50% of the outstanding shares of common stock of MFCL, making MFCL a wholly-owned subsidiary. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 of the Consolidated Financial Statements of Markets Facts, Inc. and Subsidiaries.
(2) In July 1996, the Company repurchased 1,677,614 shares of Common Stock pursuant to a self-tender offer (not adjusted for the December 1996 stock split) for an aggregate purchase price of $12,162,701. The shares acquired in the self-tender offer became treasury shares, which were not subject to the December 1996 2-for-1 stock split. Immediately prior to the repurchase, the Convertible Note was converted into 2,275,860 shares of Common Stock at a conversion rate of $3.625 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company recognizes revenue under the percentage-of-completion method of accounting. Revenue on client projects is recognized or earned as services are performed. Typically, client projects are invoiced in installments, with approximately 60% of the total price billed at the beginning of the project and the balance billed upon completion. Revenue earned on contracts in progress in excess of billings is classified on the balance sheet as a current asset. Amounts billed to clients in excess of revenue earned are classified as a current liability.

  The Company's CMP consists of approximately 515,000 households. The Company updates the household information for its entire panel annually as well as continually adds new households and deletes nonparticipating households. All amounts spent for panel maintenance and recruitment are expensed as incurred. In 1996, the Company expended approximately $1.2 million for these activities.

  The Company is continually investigating potential new research products and services. The cost of this new product development is expensed as incurred.

  The Company is continually upgrading and expanding its proprietary computer software systems. All amounts spent for software systems development are expensed as incurred.

  On July 31, 1997, the Company completed the acquisition of all of the outstanding stock of BAIGlobal. The purchase price was an amount equal to (i) $3.6 million in cash, to be adjusted based on BAIGlobal's closing net worth determined within 120 days of the closing date, plus (ii) the assumption of $2.3 million in debt payable to two of the BAIGlobal Principals and (iii) up to $5.0 million of possible contingent payments in the form of cash and stock equal to 3.3 multiplied by the amount by which BAIGlobal's aggregate EBIT during the 29-month period from July 31, 1997 through December 31, 1999 exceeds $2.7 million. Twenty percent of the contingent payment is subject to the continued employment of the BAIGlobal Principals, with certain specified exceptions.

  In connection with its acquisition of BAIGlobal, the Company recorded goodwill of $4.1 million based on a preliminary allocation of the purchase price representing an estimate of the fair values of the assets acquired and liabilities assumed, including estimated professional fees and other acquisition expenses expected to be incurred. This preliminary allocation of purchase price is subject to further adjustments; however, the Company does not expect the estimated values to change materially upon finalization of the allocation of purchase price. The goodwill will be amortized on a straight-line-basis over 25 years beginning in August 1997. Also as a result of the acquisition, the Company incurred $3.0 million in indebtedness. The Company intends to repay the $3.0 million in indebtedness with a portion of the net proceeds from this offering. See "Use of Proceeds."

RECENT DEVELOPMENTS

  On October 20, 1997, the Company announced preliminary results of operations for the three months and nine months ended September 30, 1997.

 Comparison of Third Quarter 1997 to Third Quarter 1996

  The Company had third quarter revenue of $24.9 million in 1997, an increase of 21.4% over the same period in 1996. The increase in revenue was due primarily to the addition of clients for whom the Company did not perform any research services during the same period in 1996, the impact of acquiring BAIGlobal and newly initiated major research programs that did not exist in the prior year period.

  Net income for the third quarter of 1997 rose 23.8% to $1.3 million or 5.2% of revenue compared with $1.0 million and 5.0% of revenue during the same period in 1996. The improvement in net income was attributable to the growth in revenue, partially offset by an increase in operating expenses resulting from higher marketing staff expenses to support the growth in business, continued investments in new products and technologies and the impact of acquiring BAIGlobal. Earnings per share increased 20.0% to $0.18 for the third quarter of 1997 compared to $0.15 for the same period in 1996.

 Comparison of First Nine Months of 1997 to First Nine Months of 1996

  During the first nine months of 1997, the Company had revenue of $71.7 million, an increase of 21.0% over the same period in 1996. The increase in revenue was due primarily to the addition of clients for whom the Company did not perform any research services during the same period in 1996, newly initiated major research programs that did not exist in the prior year period and the impact of acquiring BAIGlobal.

  Net income for the first nine months of 1997 rose 41.0% to $3.2 million or 4.5% of revenue compared with $2.3 million and 3.8% of revenue during the same period in 1996. The improvement in net income was attributable to the growth in revenue, partially offset by an increase in operating expenses resulting from higher marketing staff expenses to support the growth in business, continued investments in new products and technologies and the impact of acquiring BAIGlobal. Earnings per share increased 50.0% to $0.45 for the first nine months of 1997 compared to $0.30 for the same period in 1996.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data as a percentage of revenue.

                                                                   SIX MONTHS
                                                                      ENDED
                                   YEAR ENDED DECEMBER 31,          JUNE 30,
                              ----------------------------------- -------------
                               1992    1993   1994   1995   1996   1996   1997
                              ------  ------ ------ ------ ------ ------ ------
                               (AMOUNTS EXPRESSED AS A PERCENTAGE OF REVENUE)
Revenue...................... 100.0%  100.0% 100.0% 100.0% 100.0% 100.0% 100.0%
Direct costs.................  55.7    53.3   54.5   56.2   57.5   58.1   55.4
                              ------  ------ ------ ------ ------ ------ ------
Gross margin.................  44.3    46.7   45.5   43.8   42.5   41.9   44.6
Selling expenses.............   3.4     3.7    3.8    3.6    3.1    3.3    3.4
General and administrative
 expenses....................  40.1    36.2   34.8   31.0   28.1   30.1   31.5
Contributions to profit
 sharing and employee stock
 ownership plans.............    --     1.0    1.0    1.2    1.3    1.5    1.6
                              ------  ------ ------ ------ ------ ------ ------
Income from operations.......   0.8     5.8    5.9    8.0   10.0    7.0    8.1
Interest and other income
 (expense)...................  (2.8)   (2.0)  (2.0)  (1.5)  (1.2)  (1.2)  (1.0)
                              ------  ------ ------ ------ ------ ------ ------
Income (loss) before income
 taxes and cumulative effect
 of change in accounting
 principle...................  (2.0)    3.8    3.9    6.5    8.8    5.8    7.1
Provision (benefit) for
 income taxes................  (0.8)    1.4    1.3    3.1    3.7    2.6    3.0
Cumulative effect on prior
 years of change in
 accounting principle........   0.1      --     --     --     --     --     --
                              ------  ------ ------ ------ ------ ------ ------
Net income (loss)............  (1.1)%   2.4%   2.6%   3.4%   5.1%   3.2%   4.1%
                              ======  ====== ====== ====== ====== ====== ======

 Comparison of First Six Months of 1997 to First Six Months of 1996

  During the first six months of 1997, the Company had revenue of $46.8 million, an increase of $8.0 million or 20.8% over the same period in 1996. The increase in revenue was due primarily to $4.8 million of revenue from clients for whom the Company did not perform any research services during the first six months of 1996, and $2.5 million from clients which initiated major research programs with the Company.

  Gross margin for the first six months of 1997 was $20.9 million, an increase of 28.7% over the same period in 1996. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 44.6% in the first six months of 1997 compared to 41.9% in the same period in 1996. The improvement in the gross margin percentage was primarily attributable to higher gross margins on mail panel business.

  Operating expenses for the first six months of 1997 rose by $3.6 million, an increase of 26.3% compared to the same period in 1996. Operating expenses as a percentage of revenue increased from 34.9% in 1996 to 36.5% in 1997. These increases were primarily due to higher marketing staff expenses of $1.5 million to support the growth in business, continued investments in new products and technologies of $0.6 million and increased legal and accounting fees of $0.4 million associated with corporate growth initiatives.

  The 1997 provision for income taxes reflected an effective tax rate of 42.8% versus 45.4% in 1996. The decrease in the effective tax rate was primarily due to a reduction in state and local income taxes.

  Net income for the first six months rose 55.5% to $1.9 million or 4.1% of revenue compared with $1.2 million and 3.2% during the same period in 1996. Earnings per share increased 68.8% to $0.27 for the first six months of 1997 compared to $0.16 for the same period in 1996.

 Comparison of 1996 to 1995

  The Company had revenue of $83.8 million during 1996, an increase of 29.7% over 1995. The increase in revenue was due to the addition of major research programs for new clients as well as expansion of services for existing clients.

  Gross margin for 1996 was $35.6 million, an increase of 25.9% over 1995. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 42.5% in 1996 compared to 43.8% in 1995. The decrease in gross margin percentage was primarily attributable to the fact that the Company experienced growth in large projects which yielded lower gross margin percentages but which required only a minimal increase in operating expenses, causing operating expenses as a percentage of revenue to decline.

  Operating expenses for 1996 rose by $4.1 million, an increase of 17.8% compared to 1995, due primarily to higher marketing staff expenses to support the growth in business and continued investments in new products and technologies. Operating expenses as a percentage of revenue decreased from 35.8% in 1995 to 32.5% in 1996. This reduction was primarily attributable to the fact that the Company experienced growth in larger projects where certain data gathering functions were outsourced. The Company was able to expand its data gathering capacity with only minimal expansion of facilities owned by the Company by entering into partnering relationships with third party providers.

  The 1996 provision for income taxes reflected an effective tax rate of 42.1% versus 47.2% in 1995. The decrease in the effective tax rate was primarily due to a reduction in state and local income taxes.

  Net income for 1996 rose 92.2% to $4.3 million or 5.1% of revenue compared with $2.2 million and 3.4% of revenue in 1995. Earnings per share increased 96.6% to $0.57 in 1996 from $0.29 in 1995.

 Comparison of 1995 to 1994

  The Company had revenue of $64.6 million during 1995, an increase of 16.4% over 1994. The growth in revenue was due primarily to growth of research products and services that are proprietary to the Company and the acquisition of MFCL.

  Gross margin for 1995 was $28.3 million, an increase of 12.1% over 1994. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 43.8% in 1995 compared to 45.5% in 1994. The decline in the gross margin percentage was primarily attributable to two factors. First, in 1995 the Company allocated a greater share of internal operating costs directly to client research projects, and second, the Company experienced growth in larger projects where certain data gathering functions were outsourced. The Company was able to expand its data gathering capacity with only minimal expansion of facilities owned by the Company by entering into partnering relationships with third party providers and the Company experienced growth in certain types of business which yield lower gross margin percentages but which required only a minimal increase in operating expenses.

  Operating expenses for 1995 rose by $1.2 million, an increase of 5.3% compared to 1994. These results were due primarily to the increased level of business activity, higher marketing staff expenses and the acquisition of MFCL, partially offset by greater internal operating costs being allocated to client research projects. Operating expenses as a percentage of revenue decreased from 39.5% in 1994 to 35.8% in 1995 primarily as a result of greater internal operating costs being allocated to client research projects and the fact that the Company experienced growth in larger projects where certain functions were outsourced. The Company was able to expand its data gathering capacity with only minimal expansion of facilities owned by the Company by entering into partnering relationships with third party providers which require only a minimal increase in operating expenses.

  The 1995 provision for income taxes reflected an effective tax rate of 47.2% versus 33.5% in 1994. The increase in the effective tax rate was primarily due to the elimination in 1994 of the valuation allowance for state deferred tax assets of $0.3 million and higher foreign, state and local income taxes in 1995.

  Net income for 1995 was $2.2 million or 3.4% of revenue compared with $1.4 million and 2.6% of revenue in 1994. Earnings per share increased 52.6% to $0.29 in 1995 from $0.19 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity depends primarily upon its net income, accounts receivable, accounts payable and accrued expenses. Historically, the Company has financed its operations through cash generated from operating activities and bank lines of credit.

  During the first six months of 1997, cash and cash equivalents increased by $0.4 million. Net cash flow from operating activities was $2.9 million due primarily to net income and depreciation and amortization expense, partially offset by a reduction in income taxes payable. Cash used in investing activities was $1.2 million due primarily to purchases of property. Cash used in financing activities was $1.3 million, due primarily to repayments of short-term borrowings.

  During 1996, cash and cash equivalents decreased by $3.4 million. Net cash flow provided by operating activities was $4.3 million, due primarily to net income, higher accounts payable and accrued expenses, and depreciation and amortization expense, partially offset by higher accounts receivable. Cash used in investing activities was $3.7 million due primarily to purchases of property. Cash used in financing activities was $4.0 million, due primarily to the purchase of the Company's Common Stock for treasury pursuant to a self-tender offer, partially offset with the proceeds from the issuance of the $8.3 million Convertible Note.

  For the first six months of 1997, stockholders' equity increased by $2.0 million due primarily to net income earned during the period. Stockholders' equity decreased during 1996 by $1.5 million due to the purchase of 1,677,614 shares (not adjusted for the December 1996 stock split) of Common Stock in the self-tender offer, payment of stock issuance costs, and dividends on Common Stock paid during the year. The shares acquired in the self-tender offer became treasury shares which were not subject to the December 1996 2-for-1 stock split. The decrease in stockholders' equity was partially offset by the conversion of the Convertible Note into 2,275,860 shares of Common Stock, net income earned and the exercise of stock options.

  The Company's available borrowings under established bank credit facilities at June 30, 1997 were $10.7 million and increased by $3.0 million due to an amendment of a credit facility in September 1997. Borrowings outstanding under these arrangements at June 30, 1997 were $0.8 million. Borrowings outstanding under these arrangements were $1.8 million at December 31, 1996. There were no borrowings outstanding at December 31, 1995.

  In February 1990, the Company purchased an office building in Arlington Heights, Illinois for use as its corporate and operations headquarters. Mortgage financing for the $11 million purchase price was provided in April 1990 with a ten year loan at a fixed rate of 9.7% per annum. The loan is payable in monthly installments of $94,105 with the remaining balance due May 1, 2000. Prepayment of the entire principal balance may be made upon sixty days notice and requires the payment of a substantial prepayment penalty, which was $0.9 million as of September 1, 1997.

  At its October 1996 meeting, the Board of Directors established a policy to omit future cash dividends in order to fund the continued development and growth of the Company's business.

  In April 1994, the Company acquired the remaining 50% of the outstanding shares of common stock of MFCL. Prior to the acquisition, the Company owned 50% of the common stock of MFCL and the remaining 50% was owned jointly by the President of MFCL and his wife. The Company accounted for its investment using the equity method of accounting. The purchase price for the common stock and covenants not to compete was $1.0 million and was paid in three equal installments during 1994, 1995 and 1996. The excess of purchase price over the fair market value of assets acquired was recorded as goodwill and is being amortized using the straight-line method over 15 years.

  On July 31, 1997, the Company completed the acquisition of all of the outstanding capital stock of BAIGlobal, an international market research and information company based in New York. The purchase price for the transaction was an amount equal to (i) $3.6 million in cash, to be adjusted based on BAIGlobal's closing net worth to be determined within 120 days of the closing date, plus (ii) the assumption of $2.3 million in debt owed to two of the BAIGlobal Principals and (iii) up to $5.0 million of possible contingent payments in the form of cash and stock based on BAIGlobal exceeding a certain earnings target for the period July 31, 1997 through December 31, 1999 (the "Additional Purchase Price"). The Additional Purchase Price is to be equal to
3.3 multiplied by the amount by which BAIGlobal's aggregate EBIT during the 29-month period exceeds $2.7 million, with 20% of the total subject to the continued employment of the BAIGlobal Principals, with certain specified exceptions. The transaction was accounted for under the purchase method of accounting and was financed from borrowings on the Company's line of credit and cash flow provided by operations.

  The Company believes that the net proceeds from the sale of the Common Stock by the Company in this offering, together with cash flow from operations, existing cash balances and its lines of credit, will be sufficient to meet its working capital expenditure requirements for the foreseeable future. However, if the Company acquires another company or companies of a significant size, it may require an additional amount of capital that exceeds that available from the proceeds of this offering, cash from operations and existing bank arrangements. There can be no assurance that the Company will be able to obtain such financing on favorable terms.

SELECTED QUARTERLY RESULTS OF OPERATIONS; SEASONALITY

  The Company's business activity has historically reflected a modest seasonality factor with generally higher revenues and operating margins in the fourth quarter (see table below). The Company believes that this seasonality reflects increased research activity in the fourth quarter by clients seeking to complete research projects prior to the holiday season and the close of their fiscal year.

  The following tables present unaudited selected financial information and such information as a percentage of revenue for each quarter in the two most recent fiscal years and the subsequent quarterly periods ended March 31 and June 30, 1997. In the opinion of management, the unaudited interim information has been prepared using the same significant accounting policies as the audited financial statements and includes all adjustments, consisting of normal, recurring adjustments, which are necessary for a fair presentation of such interim information. The results of operations for any quarterly period are not necessarily indicative of the results of operations for a full fiscal year or for any future period.

                                                             QUARTER ENDED
                          ---------------------------------------------------------------------------------------------
                                        1995                                  1996                          1997
                          ------------------------------------  ------------------------------------  -----------------
                          MARCH 31  JUNE 30  SEPT. 30  DEC. 31  MARCH 31  JUNE 30  SEPT. 30  DEC. 31  MARCH 31  JUNE 30
                          --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue.................  $15,333   $16,332  $15,880   $17,064  $18,659   $20,127  $20,478   $24,532  $21,581   $25,253
Gross margin............    6,583     7,332    6,979     7,401    7,956     8,278    8,878    10,501    9,731    11,168
Income from operations..    1,059     1,195    1,277     1,664    1,155     1,549    2,171     3,523    1,697     2,113
Net income..............      417       514      549       746      528       704    1,034     2,012      835     1,081
Earnings per share......  $  0.06   $  0.07  $  0.07   $  0.09  $  0.07   $  0.09  $  0.15   $  0.29  $  0.11   $  0.15
                                             (AMOUNTS EXPRESSED AS A PERCENTAGE OF REVENUE)
Revenue.................    100.0%    100.0%   100.0%    100.0%   100.0%    100.0%   100.0%    100.0%   100.0%    100.0%
Gross margin............     42.9      44.9     43.9      43.4     42.6      41.1     43.4      42.8     45.1      44.2
Income from operations..      6.9       7.3      8.0       9.8      6.2       7.7     10.6      14.4      7.9       8.4
Net income..............      2.7       3.1      3.5       4.4      2.8       3.5      5.0       8.2      3.9       4.3

INFLATION

  Inflation has historically had only a minor effect on the Company's results of operations and its internal and external sources of liquidity and working capital because the Company has generally been able to increase prices to reflect cost increases due to inflation.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("Statement 128"). Implementation of Statement 128 is required for periods ending after December 15, 1997. Statement 128 establishes new methods for computing and presenting earnings per share ("EPS") and replaces the presentation of primary and fully diluted EPS with basic and diluted EPS.

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130"). Implementation of Statement 130 is required for periods beginning after December 15, 1997. Statement 130 establishes standards to report and display comprehensive income and its components in a full set of general purpose financial statements. The standard requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The Company is currently evaluating its options for disclosure under Statement 130 and will adopt the Statement during the year ending December 31, 1998.

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Implementation of Statement 131 is required for periods beginning after December 15, 1997. Statement 131 establishes standards for the way companies are to report information about operating segments in annual financial statements and requires those companies to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is currently evaluating its options for disclosure under Statement 131 and will adopt the Statement during the year ending December 31, 1998.

                                   BUSINESS

GENERAL

  The Company is a leading provider of custom market research services. Custom market research involves the measurement of consumer beliefs, attitudes and behavior toward particular products, services, concepts or advertising. The Company has been successfully supplying clients with accurate and objective marketing information about consumers, products and competitors since its inception in 1946. It provides quantitative and qualitative marketing research both domestically and internationally. According to Marketing News, the Company is the eleventh largest market research organization in the United States based on 1996 revenue, and the Company believes that it is among the six largest companies that provide primarily custom market research services. In 1996 the Company had revenue of $83.8 million, and approximately 87% of its revenue was from clients for whom the Company had performed work in the previous year.

  The Company's primary clients consist of consumer product and service companies as well as financial services, food service, retailing, telecommunications, healthcare and automotive companies. The Company's largest clients in 1996 in terms of revenue include (in alphabetical order): AT&T Corp., Clorox Co., The Coca-Cola Company, Fidelity Investment Co., Fleet Financial Group Inc., General Mills, Inc., Kraft Foods, Inc., Levi Strauss & Co., MCI Communications Corp., Mobil Oil Corp., Nestle USA, Inc., Nissan Motor Co. Ltd., Pizza Hut, Inc., Playtex Products Inc., Procter & Gamble Co., Ralston Purina Co., S.C. Johnson & Son, Inc., Sears, Roebuck and Co., Toyota Motor Corp., and the U.S. Postal Service.

  The Company believes it is uniquely able to offer clients a full range of custom market research products and services that offer superior solutions for their market research needs. Its professional research staff works with clients to define the marketing project, select project-appropriate products and services, develop effective questionnaires or other means of data collection, collect the responses, process the data, analyze and interpret the results, and present them in a meaningful and succinct package. The Company believes that clients will continue to increasingly demand this fully integrated approach to custom market research services.

  The Company has developed the Consumer Mail PanelSM ("CMP"), which is its own broad-based panel of consumer households that have been "pre-screened" through the collection of extensive demographic profiles to participate in a wide variety of market research projects. The Company believes its CMP provides a substantial competitive advantage over firms using only traditional random research methods since the CMP delivers higher response rates and lower costs than traditional methods. The Company's expertise in the collection and analysis of consumer data from its CMP has a variety of marketing research applications, such as tracking product performance and customer satisfaction, measuring the effectiveness of advertising campaigns, assessing brand strength and competitive position, determining price sensitivity, and evaluating new products, markets or other business opportunities. The CMP, which was originally established in 1949, presently consists of approximately 515,000 households throughout the United States and Canada. The Company is aware of only two other custom market research companies in the United States that maintain a broad-based consumer mail panel. The Company also maintains a Pan European consumer mail panel of approximately 135,000 households through a joint venture with Taylor Nelson AGB of England and Infratest Burke of Germany.

  The Company's in-house staff conducts telephone interviews through its National Telephone CenterSM, consisting of over 300 computer-assisted interviewing terminals. The Company has also entered into relationships with selected telephone interviewing firms who the Company believes perform telephone marketing research that meets the Company's standards. The Company uses IVR (Interactive Voice Response) technology for brief telephone surveys where interaction between respondent and a live interviewer is not required. In-person interviews are conducted primarily through more than 100 independent field agencies, at the Company's Central Location Interviewing Panel facility and at automobile clinics held at various locations throughout the United States.

  For the three-year period ended December 31, 1996, the Company's revenue and net income increased at a compound annual rate of 22% and 59%, respectively. Management attributes the Company's recent success to the size and quality of its CMP, its new product development efforts in recent years, the accuracy of the data it provides, its ability to statistically analyze complex marketing problems, its recognized name and its long standing reputation as a source of high quality research services. Operating margins have expanded primarily due to the Company's ability to successfully leverage its fixed overhead structure.

  An important component of the Company's business strategy is to grow through acquisitions. It will continue to seek acquisition candidates that are profitable, have stable management, are culturally compatible with the Company, are able to sell branded market research products and services, are able to utilize advanced technology, are positioned in targeted industries, and are compatible with the Company's international expansion plans.

  Another important element of the Company's business strategy is the ability to provide market research products and services to its clients globally. The Company believes that its ability to serve clients on a global basis is key to its ability to further strengthen client relationships. In December 1996, the Company acquired a ten percent interest in Strategy Research Corporation, a Miami-based market research firm that specializes in research among Latin consumers of North, Central and South America. The Company has established joint venture relationships in Europe and China that it believes will enable it to serve the custom market research needs of its U.S.-based clients in the United Kingdom, Germany, France and China, is currently awaiting government approval of a joint venture relationship in India, and intends to continue seeking other joint ventures and strategic alliances globally. The Company also is the exclusive licensee in North America of the Conversion Model, which the Company believes to be the leading brand equity measurement method in use worldwide. The Company has working relationships with ten international marketing research companies outside the U.S. that are also Conversion Model licensees which provide the Company with research capabilities in over fifty countries. These relationships provide the Company with resources it believes are essential to compete effectively for multi-country strategic and tracking research programs that are increasingly being conducted internationally by North American-based global marketers.

  The Company's ongoing investment in technology is a key component of its growth strategy and product development efforts. It performs research on and offers research results to clients through the Internet, as well as offers web site evaluation. In 1996 the Company formed its Interactive Solutions Group to explore the opportunities provided by the Internet. Additionally, it has developed a proprietary product called Compete(R), that allows clients instant access to a wide array of concept and product testing data which can be configured in a variety of forms based upon client desires. The Company continually seeks to develop its technological capabilities to provide data collection and delivery methods that meet the changing needs of its clients. The Company believes that this ongoing investment will continue to provide it a significant competitive advantage over less technologically sophisticated competitors.

THE MARKET RESEARCH INDUSTRY

  The domestic market research industry is comprised of numerous marketing, advertising and public opinion research organizations that measure consumer attitudes and behavior. The industry is made up of two segments: (i) syndicated research, which generally provides historical information regarding past consumer purchasing decisions (such as aggregate sales or market share within product categories) and is generally made available to the marketplace on a non-exclusive basis, and (ii) custom research, which is performed to the specifications of a particular client. The Company focuses primarily on custom research.

  Custom research involves the measurement of consumer beliefs, attitudes and behavior toward particular products, services, concepts or advertising programs. Custom research is generally conducted by obtaining information from consumers through questionnaires or interviews. Because information is generally solicited directly from consumers, custom research provides insights into consumers' perceptions of products or services and the patterns of purchase and usage of such products and services by consumers with particular demographic or other profiles. Many clients use custom research to interpret the market share or sales information provided by syndicated research. In addition, by testing a proposed product or advertising campaign on a sample of consumers to whom the product or campaign will be directed, a client can obtain information about the targeted consumers' likely response to the product or campaign before incurring the costs associated with the introduction of the product or campaign to the marketplace.

  Custom research may be conducted by panel surveys, unsolicited telephone interviewing, door-to-door personal interviewing and central location interviewing. Panel surveys involve interviewing members of consumer households who have previously agreed to participate in the research firm's surveys and who have provided demographic and other data about themselves. Other methods of custom research involve the surveying of groups identified by clients, such as their employees or customers, and random, unsolicited contacting of consumers, either by telephone or by personal approaches in public locations such as shopping malls.

  Estimates of the size of the market research industry come from Marketing News, an industry trade publication. In its June 9, 1997 issue, Marketing News identified 169 U.S. market research firms doing business in the U.S. for which estimates of revenue were available and reported that revenue in 1996 from these firms was approximately $5.5 billion, an increase of 11.7% over 1995. These companies generated approximately $3.4 billion of their revenue from work performed within the U.S., an increase of 7.1% from 1995, and about $2.1 billion in revenue from work done outside the U.S., an increase of 20.2% over 1995. The Company is the 11th largest market research organization in the United States based on 1996 revenue, and because five of the ten largest organizations are engaged primarily in syndicated research, the Company believes that it is the sixth largest custom market research firm domestically.

  Marketing News also disclosed several characteristics about the structure of the market research industry. It reported that the larger firms grew faster than the smaller firms in 1996, as revenue for the fifty largest firms increased 12.0% while the remaining 119 firms increased only 7.4%. It also reported that the proportion of revenue from work done outside the U.S. by the largest firms is continuing to grow faster than work from domestic projects, as the fifty biggest companies reported that 41.1% of their revenue in 1996 came from international work, as compared to 35.0% only three years earlier in 1993. The Company estimates that approximately 40% of the market research industry's revenue reported by Marketing News, or $2.2 billion, is derived from custom market research. In addition, the Company believes that the market research industry is larger than estimated by Marketing News due to custom research that is not included in the Marketing News numbers for research firms that do not report their financial results, research performed in-house by client companies or their advertising agencies, research done by survey research departments affiliated with universities, and research performed by agencies of the U.S. government. The custom market research industry is also highly fragmented. The Company estimates that in 1996 the ten largest U.S. custom market research firms represented approximately 40% of total industry custom research revenue and no firm had more than a 7% market share.

  The Company believes that growth in the custom market research sector is driven primarily by heightened competitive pressures faced by most organizations, resulting in: (i) an increasing need to maximize the effectiveness of new product development and marketing activities while minimizing the risk of new product failures and other marketing errors, (ii) an increasing recognition of the importance of customer satisfaction, customer commitment to client brands, brand differentiation, the advantages of market segmentation and target marketing, and new product development, and (iii) an increasing demand for data interpretation and analysis methodologies.

  In recent years, the custom market research industry has been significantly impacted by the confluence of a number of trends. As clients in industries served by custom market research companies have downsized their internal market research staffs and increasingly outsourced the market research function, they have demanded a higher level of professional assistance throughout the entire marketing research process. Their needs include a broader range of market research product offerings, and more sophisticated data collection, analysis and interpretation capabilities. There has also been an increased demand for research that regularly tracks changing consumer reactions and more qualitative, in-depth research that provides insights into consumer behavior. In response to the changing needs of clients, the Company has seen a trend among custom market research companies toward developing new products, formalizing various research methodologies into specified types of product offerings, and increased reliance on information technology. Furthermore, there is a trend among industries that have not traditionally relied on market research to use custom market research to retain and expand their customer base and market share. For example, as competition in the telecommunications, financial services and healthcare industries has increased, companies in these industries have used custom market research to seek ways to retain their customers, attract new customers, provide services and products that better meet their customers' needs, and to otherwise improve their competitive positions.

  As many companies expand their products, services and businesses to serve global markets, the need for international custom market research capabilities has increased, and the Company believes that this trend is likely to continue. As North American-based global companies contemplate the launch of new products or services in foreign countries, they are increasingly in need of custom market research to understand the consumers and customers in those countries.

  The Company believes that trends in the custom market research industry are driving this industry toward consolidation. Many of the smaller market research companies that serve niche markets within the industry but lack the capability to provide a full range of products and services are becoming increasingly attractive acquisition candidates.

BUSINESS STRATEGY

  Provide a Full Range of Branded, Solution-Oriented Research Products and Services. The Company believes that it has distinguished itself from its competition by offering a full range of proprietary branded market research products and services that offer superior solutions to clients' market research needs. The accelerated introduction of new products and services in response to evolving client needs has broadened the Company's portfolio of product and service offerings. The Company believes that this full range of products and services will increase its market share with existing clients, attract new clients, and increase its penetration in targeted industries. The Company will continue to focus on the development of proprietary branded products and services to meet the specific research needs of its clients. See "Business--Market Research Services--Market Research Products."

  Increase Market Share with Existing Clients. Many of the Company's current clients have significant market research budgets and purchase market research services from more than one supplier. The Company believes that it has a significant opportunity to increase its share of the market research expenditures made by clients by providing a high level of customer service that is superior to its competition. To further this strategy, the Company is providing key account management training to its client service personnel in order to increase their understanding of the research needs of the Company's clients, to apply solution-oriented products and services that meet these needs, and to develop more effective partnering relationships in the complex, multi-layered organizational structures under which many of its clients operate. In 1996, approximately 42% of the Company's revenue increase was attributable to new business from existing clients.

  Expand Distribution Channels and Grow Through Acquisitions and Joint Ventures. Acquisitions and joint ventures enable the Company to add new channels of distribution through which it can offer its full range of market research products and services to new clients. They also provide a means for the Company to expand its operational capacity and further its technological expertise. In evaluating prospective acquisition candidates, the Company will seek candidates that are profitable, have management stability and continuity, are culturally compatible with the Company, are able to sell branded market research products and services, are able to utilize advanced technology, are positioned in a targeted industry, expand the Company's operational capacity, further the Company's technological expertise, and are compatible with the Company's international expansion plans. The Company also seeks to establish joint ventures that are advantageous to the Company's business from the perspective of geographic expansion, technological sophistication and presence in targeted industries. For example, the Company has recently established joint ventures in both Europe and China which have significantly enhanced its geographic coverage. Furthermore, the Company is engaged in discussions to form a joint venture with a provider of on-line services to create an Internet consumer panel which would enhance the Company's technological expertise. There can be no assurance that these or any similar joint ventures will be formed or, if formed, that they will be successful.

  Target High Growth, Non-Traditional and Under Penetrated Industries. The Company is committed to entering or expanding its penetration in industries where it sees growth potential for its business. Targeted industries include those that have not traditionally relied on market research, as well as industries which the Company believes offer growth opportunities for its business. Industries which offer strong potential include telecommunications, healthcare, financial services and utilities. The Company believes that its products and services can be tailored to these and many other industries. Furthermore, the Company believes that its full range of products and services will provide the Company a significant competitive advantage as it enters a targeted industry.

  Utilize Sophisticated Technology. The Company is committed to using technology to gain competitive advantage. The Company's utilization of technology occurs in three interrelated areas: (i) development of technologically sophisticated market research products, (ii) development of new methods of collecting market research data, and (iii) development of sophisticated ways of delivering data to clients and presenting research results. In all three of these areas, the Company's information technology staff works with its client service personnel to develop integrated applications of technology tailored to its client's evolving needs. For example, in 1996, the Company formed its Interactive Solutions Group to pursue opportunities represented by the Internet and other alternate forms of data collection.

  Continue to Expand Internationally. The Company believes that many of its clients derive a significant portion of their revenue from outside the United States or are planning to expand globally and that such clients will be increasing their spending on international market research services. It is the goal of the Company to be able to provide market research services to its clients wherever in the world they do business. The Company intends to offer its clients international research services with uniform quality standards using methodologies and products similar to those used in North America. The Company believes that these global capabilities will ensure that it remains a preferred supplier to its North American-based clients with international marketing information requirements. See "Risk Factors--Risks of International Expansion."

MARKET RESEARCH PROCESS

  The Company's professional research staff and, where appropriate, its information technology personnel, works with the client to establish information objectives, develop questionnaires or instruments to be used to elicit the desired information and determine the types of consumers to be interviewed. The Company then submits a proposal that describes the sample to be surveyed, the manner of data collection, analysis requirements, delivery schedules and pricing. The Company has developed its own computer program to estimate the cost of each project and closely monitors actual costs versus the estimates in order to continually update its computer model. Prices typically are quoted to clients based upon a fixed price fee.

  The Company develops an appropriate consumer sample, either from its CMP or another source (such as random telephone samples or samples of the client's own customers), that matches the client's targeted consumers. If the sample is from the CMP, it is either selected from the CMP based on households with precisely matched demographic characteristics that are already on file, or the Company will conduct a custom screening survey among its CMP members to locate households with the specific product usage or other characteristics targeted by the client. The sample selection process is performed to ensure that the CMP members meet the desired characteristics and that the survey adheres to the Company's policies limiting the number of contacts with CMP members and varying the subject matter of the surveys to avoid inconveniencing or burdening household members. Research projects involve studies with samples ranging from a few hundred to over a million respondents.

  The Company designs its questionnaires to be as easy and interesting as possible with questions, concepts and wording that will be readily understood by the general population, to enable respondents to complete questionnaires accurately without undue burden. Particularly complicated questionnaires may be pre-tested among a small group of households to determine whether these requirements are met. Experienced designers develop efficient, visually appealing and concisely formatted questionnaires.

  The Company also conducts telephone interviews with its CMP members and other targeted groups. The Company's telephone interviewers operate through terminals that are connected to the Company's computer assisted telephone interviewing system (the "CATI system"), onto which the questions and possible responses have been programmed. This allows the interviewers to record responses directly into the computer, avoiding the need for subsequent data entry. Further, the CATI system allows for complex survey question skip patterns and sampling plans to be handled in a cost efficient manner.

  Depending upon the type of survey, the Company frequently uses other methods of data collection, such as mall interviewing, central location interviewing, automotive clinics and in-home interviewing, both among CMP members and consumers selected by other methods, including groups such as client employees or client customers that are provided by the client. The emphasis, however, is always on providing clients with actionable findings that address marketing issues.

  Returned questionnaire information is entered directly into the Company's computer system, either manually or through optical scanner and imaging systems. The Company customizes survey reports and presents survey data in accordance with client specifications.

CLIENTS

  In 1996 the Company's five largest clients accounted for 26% of its revenues with one client, Procter & Gamble, accounting for 10% of such revenues. The Company's largest clients in 1996 in terms of revenue include (in alphabetical order): AT&T Corp., Clorox Co., The Coca-Cola Company, Fidelity Investment Co., Fleet Financial Group Inc., General Mills, Inc., Kraft Foods, Inc., Levi Strauss & Co., MCI Communications Corp., Mobil Oil Corp., Nestle USA, Inc., Nissan Motor Co. Ltd., Pizza Hut, Inc., Playtex Products Inc., Procter & Gamble Co., Ralston Purina Co., S.C. Johnson & Son, Inc., Sears, Roebuck and Co., Toyota Motor Corp., and the U.S. Postal Service.

  Many of the Company's clients have downsized their internal market research staffs, and as these clients have increasingly outsourced this function, they have required an increased level of professional service throughout the market research process, as well as a broader range of product offerings, and more sophisticated data collection, analysis and interpretation capabilities. The Company has also seen an increase in clients in industries that have not traditionally relied on market research. These industries include telecommunications, financial services, healthcare and utilities.

  The Company does not generally enter into long-term contracts with its clients, but operates on a project- by-project basis. However, the Company focuses on building systems and programs for clients wherein particular research methodologies are systematized, refined and used repeatedly on a project-by-project basis. As the Company completes additional projects for a client, the Company's knowledge base of its client is expanded, the Company's relationship is further solidified, and the client therefore has higher switching costs associated with not utilizing the Company going forward. The net result to the Company is a more predictable recurring revenue stream. Although the Company is not the exclusive provider of market research services for most of its clients, its percentage of business for repeat clients has historically been high. In 1996 approximately 87% of the Company's revenue was from clients for whom the Company had performed work during the previous year. See "Risk Factors--Reliance on Key Clients" and "--Fluctuations in Demand for Market Research."

MARKET RESEARCH SERVICES

  The Company provides a full range of market research services as summarized in the table below.

                                    INTRODUCTION
      MARKET RESEARCH SERVICE           DATE           FUNCTION/CAPABILITY
      -----------------------       ------------       -------------------
 Consumer Mail Panel SM............     1949     A panel of approximately
                                                  515,000 households throughout
                                                  the U.S. and Canada that have
                                                  agreed to participate in the
                                                  Company's mail and telephone
                                                  surveys.
 National Telephone Center SM......     1973     Telephone interviews conducted
                                                  through the use of sophisti-
                                                  cated computer-assisted ques-
                                                  tionnaires and sample manage-
                                                  ment.
 Automotive Clinics................     1974     Specialized product evaluation
                                                  clinics for automobile and
                                                  truck manufacturers providing
                                                  clients with actionable in-
                                                  formation regarding product
                                                  design and pricing.
 TeleNation(R).....................     1986     Weekly national telephone sur-
                                                  vey tracks changes in atti-
                                                  tudes and behaviors. Provides
                                                  three day turnaround of 1,000
                                                  nationally representative in-
                                                  terviews conducted in an in-
                                                  expensive multi-client omni-
                                                  bus research environment.
 National ShowCase(R)..............     1993     In-person interviews with con-
                                                  sumers in virtually any field
                                                  location in the U.S. National
                                                  ShowCase(R) Omnibus also per-
                                                  forms weekly face-to-face
                                                  mall interviews with consum-
                                                  ers in the 20 largest mar-
                                                  kets, providing clients with
                                                  rapid turnaround of results
                                                  and sharing of costs.
 Central Location Interviewing          1994     Testing facility with comput-
  Panel (CLIP's)...................               erized interviewing and
                                                  state-of-the-art kitchen
                                                  which allows complicated
                                                  product formulation surveys
                                                  to be conducted in one or two
                                                  days.
 IVR (Interactive Voice Response)..     1996     Automated short, simple phone
                                                  surveys suited to measure
                                                  customer satisfaction or
                                                  identify low incidence house-
                                                  holds without the cost of
                                                  outbound telephone calls and
                                                  live interviews.
 TechFacts SM Panel................     1996     A consumer panel of approxi-
                                                  mately 120,000 households who
                                                  utilize high technology prod-
                                                  ucts and services.
 TechFacts SM Online...............     1997     A specially screened subset of
                                                  the TechFacts SM Panel that
                                                  provides an interactive link
                                                  to approximately 45,000
                                                  households and approximately
                                                  75,000 individuals utilizing
                                                  the Internet.
 Target Europa.....................     1997     A Pan European consumer mail
                                                  panel of approximately
                                                  135,000 households.

  Consumer Mail PanelSM. Approximately 50% of the market data obtained by the Company is collected from its proprietary Consumer Mail PanelSM (CMP) through the mailing of questionnaires and telephone interviews. The CMP was first introduced in 1949 and consists of approximately 515,000 households throughout the United States and Canada. The CMP represents a broad cross-section of U.S. and Canadian households that have agreed to participate in a wide variety of marketing research projects and that have provided demographic and other information about themselves. The Company conducts its panel market research by surveying targeted segments of the CMP, primarily through mail questionnaires and telephone interviews.

  The Company develops and maintains an extensive data base of demographic profiles of its CMP households, including information with respect to size and composition of household, household income, age of household members and education and occupation of adult household members. In addition, the Company maintains a variety of information on its panel households relating to the ownership and usage of different products and services.

  The Company believes that it can generally perform custom market research more efficiently and reliably than firms using only random research methods. Through its pre-recruited CMP, the Company can identify on a timely and cost-effective basis a significant sample of consumer households who have the specific characteristics targeted, based on study design, and who are likely to respond to the Company's surveys. In many cases, the Company can easily select households with the desired targeted characteristics from data maintained about panel members. In other cases involving the need to locate households with targeted characteristics not previously identified, the Company can efficiently locate such households by screening a segment of its panel members based on their profiles through a short interview or as part of the Company's Data GageSM program or its IVR (Interactive Voice Response) service. These capabilities are particularly efficient when seeking households or consumers with low incidence characteristics (characteristics exhibited by a relatively small segment of the general population). After locating a sufficient sample of targeted households, the Company can quickly perform the market research project by surveying those sample households. The Company may, on occasion, provide a small token "thank-you" of nominal value for particularly large or difficult questionnaires or studies, but generally does not pay compensation for panel participation. The Company believes that this policy helps to maintain the integrity of the research performed.

  The Company conducts ongoing recruitment to add new households to its CMP as needed. Prospective panel members are located through the purchase of targeted lists, through telephone contacts made as part of the Company's TeleNation(R) telephone calls, and through referrals by current CMP members. In recruiting panel households, the Company appeals to their interests as consumers in providing information to companies who want feedback from consumers, and in testing new or reformulated products or services before they are introduced to the general public. The Company believes that its panel members enjoy contributing to the product development process and communicating their needs, problems and preferences as they relate to specific products and ideas.

  The Company also conducts continuous updating of its CMP. On average, approximately 40% of panel households experience a significant change in some key household demographic status during each year, such as a change in marital status, address, occupation, employment status, household size, or household income category. The Company regularly contacts all panel members and updates its demographic database for those households that have experienced a significant change. This continuous updating enables the Company to provide clients with the most up-to-date consumer demographic information, which is an advantage compared to mail panels that update less frequently than annually. The Company also regularly updates its panel database to identify households that have not participated in surveys and removes these non-responders from its panel. This purging helps ensure higher survey return rates from respondents, which means a lower cost per completed response for clients. The ongoing maintenance also means that panel members are called on less frequently so that they are more willing to fully participate in research surveys, another factor which helps increase respondent rates.

  The Company recently entered into a joint venture agreement with Taylor Nelson AGB of London, England and Infratest Burke of Munich, Germany, which established a Pan European consumer mail panel of approximately 135,000 households to perform panel research in Europe.

  Most importantly, the Company believes its CMP provides a substantial competitive advantage that differentiates the Company from other major custom market research companies that use only traditional research methods. The Company is aware of only two other market research companies in the United States that maintain a broad based consumer mail panel.

  National Telephone CenterSM. The Company's National Telephone CenterSM (NTC) conducts nationwide telephone interviewing activities through approximately 300 interviewing stations networked with personal computer terminals. All of the Company's interviewing stations are ergonomically designed and connected to its CATI system. Approximately 650 part-time interviewers are employed by the Company. The Company also maintains relationships with selected telephone interviewing firms who the Company believes perform telephone market research that meets the Company's standards. In 1996, the Company conducted approximately 800,000 total hours of interviewing.

  The Company believes that the quality and skill of its telephone interviewers is essential to its ability to provide its clients with quality research results, and therefore emphasizes its recruitment and training procedures to select interviewers with clear diction, vocal confidence, intelligence and the ability to establish rapport with respondents. In the training process, special emphasis is placed on techniques for probing, asking open-ended questions to elicit in-depth responses, and overcoming refusals.

  The Company's CATI system guides the interviewer through the interview based on which answers are keyed in for each question. The questionnaires are programmed into the CATI system, so that when an answer is keyed into the system, it will automatically go to the appropriate next question, allowing the interviewer to focus on the interaction with the respondent. The CATI system keeps track of unanswered telephone calls, shifting the time of day when the next call is attempted in order to maximize the chances of reaching the respondent. The system also tells the interviewer when a desired quota of calls has been completed, so that the interviewer knows when to start another set of calls. This sample management system enhances the efficiency of telephone interviewing activities.

  The Company has partially installed and has begun to use predictive dialers in a limited number of projects. A predictive dialer senses busy signals or other tones that indicate that a call has not been connected, and will not route the call to the interviewer until it is answered by the respondent. This saves the interviewer the time otherwise spent listening to the ringing of the telephone and dialing numbers that do not get connected. The Company expects to install a limited number of predictive dialers in each of its NTC locations by the end of the year. Full installation in all of the Company's terminals may be considered depending upon the Company's evaluation of the need and desirability of a full installation. Terminals equipped with predictive dialers are also equipped with audio playback and recording capabilities that allow responses to be recorded digitally and recordings to be played for respondents to obtain their reactions to radio commercials and other types of audio stimuli.

  Automotive Clinics. The Company conducts specialized product evaluation clinics for automobile and truck manufacturers to guide their new vehicle design and development programs, and to refine marketing programs for new vehicle introductions. The Company exposes consumers to new products and obtains their reaction to a variety of product characteristics. Clinics are either dynamic, where respondents actually drive a new vehicle, or static, where respondents only view a product or product model. By utilizing MarkeTest Auto, an adaptation of the Company's MarkeTestSM 2000 product specifically modified for automotive research, the Company provides clients with product pricing, sales forecasting and competitive market share analysis information.

  TeleNation(R). TeleNation(R) is a weekly omnibus or multi-client national telephone survey. Two surveys of 1,000 American adults are conducted each week on a multi-client basis that allows non-competing clients to share the cost of the surveys. This service is ideal for tracking changes in attitudes and behaviors over time. The two weekly surveys allow clients to choose weekend or weekday interviewing or interviewing across a six-day period. Three-day turnaround and low cost multi-client participation are major benefits of this omnibus product. TeleNation(R) also offers a 24-hour service for special sampling needs or extremely quick results.

  National ShowCase(R). National ShowCase(R) is the Company's marketing group that coordinates in-person field interviewing with consumers virtually anywhere in the United States. National ShowCase(R) Omnibus is a weekly mall interviewing service conducted in the top 20 U.S. markets where approximately 500 interviews are conducted each week using 25 to 30 marketing research companies that lease space in shopping malls. This method of data collection allows consumers to see, touch, taste or use a product during the interview process. Rapid turnaround and low cost multi-client participation are the benefits of National ShowCase(R) Omnibus.

  Central Location Interviewing Panel. The Company's nationwide in-person interviewing services are provided by more than 100 independent field agencies. Research is conducted through mall interviews, central location interviewing panels, focus groups and in-home interviewing. The Company has active relationships with approximately 40 malls in the top 20 markets in the U.S., and in more than 20 additional smaller markets. The Company also maintains its own Central Location Interviewing Panel ("CLIP") facility in suburban Chicago. This facility can accommodate approximately 150 interviews per day utilizing computer-equipped interviewing booths and is suited for large volume taste, concept or package tests. The CLIP facility is particularly useful in conducting consumer research to identify the best product formulation that will optimize consumer interest. Due to the large size of the CLIP facility and the availability of pre-identified consumers, studies can be completed in only one or two days, providing a strong competitive advantage.

  IVR (Interactive Voice Response). IVR is designed for short, simple surveys and is especially well-suited for customer satisfaction surveys or identifying low incidence households without the cost of outbound telephone calls or live interviews. Respondents are given a toll-free number to call any time of day, seven days a week. The survey is recorded by a professional interviewer to ensure that all respondents hear the same consistent interview. Participants can respond to questions by pressing the number button on their telephones or by speaking their answers into the receiver. Survey data can be tabulated by traditional means, or via audio tapes of open- ended responses or transcribed open-ended responses. Recordings allow clients to hear the audio tapes of the spoken answers. IVR has multi-lingual capabilities.

  TechFactsSM Panel. A consumer panel that provides access to over 120,000 households who utilize high technology products and services in the areas of finance, telecommunications, entertainment, computer hardware and software and the Internet.

  TechFactsSM Online. This is the Company's first consumer panel entree into the Internet. TechFactsSM Online is a specially screened subset of the TechFactsSM panel that provides an interactive link to approximately 45,000 households and approximately 75,000 individuals utilizing the world wide web.

  Target Europa. A joint venture with Taylor Nelson AGB of England and Infratest Burke of Germany establishing a Pan European consumer panel of approximately 135,000 households. The Company can provide clients with a means to execute market research projects across the major markets of Europe using common quality standards and products similar to those used in North America.

MARKET RESEARCH PRODUCTS

  The Company offers a broad assortment of proprietary market research products which provide branded solutions to client research needs. The following table summarizes the Company's market research products:

     MARKET RESEARCH PRODUCT     INTRODUCTION DATE      FUNCTION/CAPABILITY
     -----------------------     -----------------      -------------------
 Data Gage SM...................         1957      Monthly omnibus survey of
                                                    select households in the
                                                    CMP. Sample sizes range
                                                    from 1,000 to 150,000
                                                    households. Multi-client
                                                    participation greatly re-
                                                    duces survey costs.
 Decision Systems...............         1972      An in-house team of profes-
                                                    sional statisticians and
                                                    analytic experts that pro-
                                                    vide special expertise in
                                                    interpreting data and
                                                    translating it into under-
                                                    standable and actionable
                                                    information.
 MiniScreen SM..................         1987      Monthly survey which in-
                                                    cludes fewer questions and
                                                    offers smaller sample sizes
                                                    than Data Gage, but with an
                                                    even greater reduction in
                                                    survey costs.
 Mail Monitor(R)................         1988      A multi-client product pur-
                                                    chased by major credit card
                                                    issuers that analyzes the
                                                    competitive framework and
                                                    performance of credit card
                                                    direct mail customer acqui-
                                                    sition programs.
 MarkeTestSM 2000...............         1989      Sales forecasting model that
                                                    predicts the sales volume
                                                    for a new product or con-
                                                    cept prior to expensive
                                                    product development activi-
                                                    ties.
 Conversion Model...............         1990      Uses proprietary survey
                                                    techniques to measure con-
                                                    sumer commitment to a par-
                                                    ticular brand, product or
                                                    concept, as well as brand
                                                    equity. The Company be-
                                                    lieves this to be the most
                                                    widely used brand equity
                                                    measurement system world-
                                                    wide.
 BrandVision(R).................         1993      Custom, continuous tracking
                                                    and guidance system that
                                                    monitors the ongoing health
                                                    of a brand or service and
                                                    how consumers respond to
                                                    marketing and advertising
                                                    programs. Identifies the
                                                    most efficient or impactful
                                                    advertising strategies.
 Inside Track(R)................         1994      A multi-client product pur-
                                                    chased by major credit card
                                                    issuers that provides com-
                                                    petitive direct mail reten-
                                                    tion and activation infor-
                                                    mation.
 OnTargetSM.....................         1996      Specialized product used to
                                                    improve customer response
                                                    rates for direct mail mar-
                                                    keters.
 Compete(R).....................         1996      A state-of-the art software
                                                    system that stores key
                                                    study results from concept
                                                    and product tests and pro-
                                                    vides clients with sophis-
                                                    ticated archival capabili-
                                                    ties either at their of-
                                                    fices or via the Internet.
 BehaviorScope SM...............         1996      Tracks usage (as opposed to
                                                    purchase) behavior on an
                                                    ongoing continuous basis to
                                                    identify product usage
                                                    trends.
 Commitments....................         1997      An integrated customer and
                                                    employee loyalty and value
                                                    management system.
 Product Quest SM...............         1997      Methodologies and analytical
                                                    approaches for product
                                                    testing at all stages of
                                                    the product life cycle.
 PriceDynamics..................         1997      A toolbox of proven and re-
                                                    liable research techniques
                                                    to guide marketers in mak-
                                                    ing better pricing deci-
                                                    sions.
 Canadian Multi-Client Studies..      Various      Eight different multi-client
                                                    market surveys of Canadian
                                                    consumer behavior.

  Data GageSM. Data GageSM is a proprietary monthly multi-client mail survey sent to various household samples from the CMP. Multiple questionnaire cards are sent with each mailing, with each questionnaire card collecting information for a different client, allowing clients of the Company to share the postage and processing costs of the surveys with other non-competitive clients. Each survey is a brief questionnaire for clients who want to ask only a limited number of questions to collect a variety of market and consumer information. Data GageSM offers sample sizes from 1,000 households or any multiple of 1,000 up to 150,000, and each sample is selected from CMP's complete universe of households rather than pre-selected blocks of households. Mailings are scheduled for the first business days of each month, and mid-month mailings are also available.

  Decision Systems. An in-house team of professional statisticians and analytic experts that provide special expertise in the translation and interpretation of data into language that is understandable and actionable. All Decision System members have advanced degrees and the most senior members have more than 15 years experience with the team. The Decision Systems team offers statistical analysis in a broad range of difficult marketing problems. Market segmentation analysis techniques and sophisticated modeling applications are particularly useful value-added services offered by Decision Systems.

  MiniScreen SM. The operation of MiniScreenSM is similar to that of Data GageSM, but clients may choose to ask as few as one or two questions, again with the ability to share the cost of the surveys with other non- competitive clients of the Company. In this case, clients share a questionnaire card rather than having an entire questionnaire card. This is the least expensive methodology for surveys involving only a few questions. MiniScreenSM mails to 20,000 households each month, with larger samples of 40,000, 60,000 or 80,000 available in the first month of each quarter.

  Mail Monitor(R). Mail Monitor(R) is a multi-client product that analyzes the competitive offerings and performance of direct mail customer acquisition programs of credit card issuers. Introduced in 1988, this product has been marketed since 1990 by BAIGlobal pursuant to a joint venture agreement between BAIGlobal and the Company that was effective through the date of the Company's acquisition of BAIGlobal on July 31, 1997. The data is collected using the CMP and is marketed to clients by BAIGlobal.

  MarkeTestSM 2000. MarkeTestSM 2000 is a forecasting model that predicts the market viability of new products, ideas or concepts. Typically, this model is accurate within 20% of actual sales. This model helps to minimize the guesswork from critical decisions in the process of launching a new product or concept. Because data can be collected from respondents using a written description and illustration before expensive product development is undertaken, MarkeTestSM 2000 saves clients time and money in their product design activities.

  Conversion Model. The proprietary survey techniques utilized in the Conversion Model are designed to measure customer commitment to a particular brand, product or concept and the susceptibility of customers to switch brands. Customers are classified according to their level of commitment to the client's brand or product, from staunchly loyal customers, "entrenched," to those on the verge of defection, the "convertibles." Non- customers are classified by their potential to switch to the client's brand or product, from those readily "available" to those "strongly unavailable." Conversion Model segments are analyzed to reveal critical needs, attitudes, behaviors and demographics, i.e., it identifies customers who are committed, customers who are vulnerable to loss, customers who might be won, and why. The Conversion Model enables clients to more effectively target their marketing expenditures to retain vulnerable customers, increase customer commitment, win non-customers and overcome barriers to acceptance. In addition, quantitative measures of brand equity can be calculated from Conversion Model analysis.

  BrandVision(R). This is a continuous tracking and guidance system that provides a comprehensive, ongoing monitor of the health of a particular brand or service, and how consumers respond to the marketing and advertising programs that support them. BrandVision(R) collects data every day throughout the year through telephone interviewing. It identifies marketing and advertising campaign strategies that are most effective and impactful.

  Inside Track(R). This is a multi-client product sold to major credit card issuers that provides competitive direct mail retention and activation information. This product has been marketed since 1994 by BAIGlobal pursuant to a joint venture agreement between BAIGlobal and the Company. The data is collected using the CMP and marketed to clients by BAIGlobal.

  OnTarget SM. This product was introduced in 1996 by BAIGlobal. It is a means to increase direct mail response rates for clients by using telephone interviewing to identify weak links in the direct mail response chain. It also provides clients with a comprehensive evaluation of the various elements of a direct mail solicitation and creates a model for testing different scenarios to maximize the profitability of direct mail efforts.

  Compete(R). A state-of-the-art software system that stores key study results from clients' concept tests, product tests or any other test with standardized measures. Key benefits of Compete(R) to clients are its sophisticated archival and retrieval capabilities of test results including product images, storyboards, full motion video, and its ability to perform analysis of tests results. Clients can use Compete (R) at their offices or can access the system via the Internet. Compete (R) also enhances the usefulness of data that the Company collects for clients.

  BehaviorScope SM. This model tracks usage, as opposed to purchase behavior, and reveals items and methods used by consumers to address specific situations that cannot be identified through traditional methods. The client can obtain information on not only other competing products, but on other household solutions that are being substituted by consumers in lieu of their products. This product helps interpret standard sales data and provides insight in developing market strategies to expand product usage.

  Commitments. An integrated loyalty and value management system to optimize financial return on customer acquisition and retention strategies. Commitments aids clients in understanding the marketing factors which drive the commitment of customers and employees, sets targets for optimum service levels and product performance, and creates financial models to analyze the financial impact of alternative satisfaction improvement initiatives.

  Product Quest SM. Product Quest SM is a focused approach to product testing that uses an assortment of proprietary analytic tools each targeted at a specific component of the product lifecycle, from introduction to tracking to redevelopment. The benefit to the client of using Product Quest SM is increased efficiency and actionability in their product testing programs.

  PriceDynamics. A toolbox of proven and reliable research techniques to guide marketers in making better pricing decisions. PriceDynamics is a consultative service customized to a client's specific situation that selects the appropriate technique to address the client's need, utilizing both general research approaches and innovative proprietary research techniques.

  Canadian Multi-Client Studies. Since the 1960's, Market Facts of Canada, Ltd. has pioneered a number of in-depth Canadian syndicated consumer behavior studies. These are subscription-based market research products whose costs are shared among a number of client subscribers. These products include Beverage Consumption Survey, Canadian Eating Habits Survey, Household Equipment Survey, Household Flow of Funds Survey, Personal Accessories and Cosmetics Survey, Consumer Financial Service Index, Footwear Market Index and the Sporting Goods Survey. Most products are published annually.

MARKETING AND SALES

  The Company maintains offices throughout North America and has a staff of approximately 100 client service executives divided into eight client service teams. These client service executives are experienced market researchers, most of whom have prior experience with the Company, and they handle most day-to-day contact with clients including ongoing account management and new business development. Clients and new prospects are assigned to client service executives based upon several factors, including existing client relationships, industry experience and, to a lesser extent, geographic territory. Client service executives work primarily with the market research, product and brand management departments of the Company's clients to develop the appropriate research methodology that addresses the client's marketing issue. Once a research project design has been agreed upon with the client, the client service executive coordinates efforts with the Company's professional research staff to plan the execution of the project, including preparation of questionnaires, collection of data, analysis of findings, and creation of written reports to the client.

  The Company also utilizes experienced market research executives who function as brand managers for most of the Company's products, assisting client service executives in understanding the Company's products and selecting the product that can best address the marketing issues of the client. The product managers also participate in sales and business development activities.

  The Company's client service executives work closely with clients to understand client needs and identify how the Company's products and services can be used to address marketing information problems. Approximately 42% of the Company's revenue increase in 1996 was attributable to increased revenue from existing clients. The Company intends to continue to focus on its partnering approach with clients. To further this strategy, the Company is providing key account management training to its client service executives in order to improve their skills at understanding the research needs of the Company's clients and to identify ways that the Company can respond to those needs.

COMPETITION

  The custom market research industry is highly fragmented. The Company faces direct competition from a large number of relatively small organizations that serve niche markets but lack the capability to provide a full range of products and services. Although the Company estimates that it is among the six largest custom market research firms in the United States, as measured by 1996 revenue, it faces direct competition from a small number of larger concerns with resources greater than those of the Company. The Company believes that as the industry continues to consolidate, it will face increasing competition from these concerns not only for clients but also for acquisition candidates. Furthermore, the Company is subject to competition from the marketing research departments of clients and potential clients, advertising agencies, survey research departments affiliated with universities and government agencies.

  The Company believes that the principal methods of competition are quality and speed of research results, the ability to provide customized data collection, analysis and interpretation, geographic coverage, the ability to guide clients through the entire marketing research process, the ability to provide creative recommendations to clients and the ability to attractively price services. The Company believes that its ability to properly design research projects and deliver quality research results quickly, and to customize its projects and guide its clients through the entire marketing research process are competitive strengths. The Company also believes that the ability to service the international research needs of clients will become an increasingly important competitive factor going forward.

  The Company believes that its CMP provides a competitive advantage over firms that rely solely on random research methods, since its CMP delivers higher response rates and higher quality data at lower costs than traditional methods. The Company is aware of only two other custom market research companies in the United States that maintain a broad-based consumer mail panel.

TRADEMARKS AND SERVICE MARKS; PROPRIETARY INFORMATION

  The Company relies on a combination of copyright, trademark and trade secret laws and employee and third-party non-disclosure agreements to protect its proprietary systems, software and procedures. The Company's federally registered service marks include Accutab(R), Autoquest(R), BrandVision(R), Compete(R)

InsideTrack(R), Mail Monitor(R), National ShowCase(R), PatientFacts(R) and TeleNation(R). The marks BehaviorScope, Consumer Mail Panel, Data Gage, MarkeTest 2000, Market Facts, MiniScreen, National Telephone Center, OmniMax, OnTarget, ProductQuest and TechFacts are proprietary marks of the Company. In addition, the Company's Canadian subsidiary is the registered owner of the following trademarks in Canada: ADPAC(R), ADPAC II(R), NATIONAL FLEXIBUS(R), and TeleNation(R).

  The Company's success is partially dependent upon the proprietary software technology, research methods and data analysis techniques that it has developed to service its clients. However, there can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent the misappropriation of such rights.

  The Company vigorously defends against the unauthorized use of its service and proprietary marks.

EMPLOYEES

  As of September 1, 1997, the Company employed approximately 680 full-time employees and approximately 840 part-time employees. Of the full-time employees, approximately 330 are professional research staff, of which approximately 100 are client service executives; approximately 220 are engaged in data collection and processing activities; and the remainder perform administrative and support functions. Part-time employees are hired as required and are usually engaged as telephone interviewers.

  Many of the professional research staff have post-graduate degrees in fields such as psychology, statistics, mathematics, marketing, economics, computer science, management science, engineering, finance and business. The Company conducts in-house training for both its professional research and data gathering staff.

  The Company offers employment contracts to the majority of its vice presidents on the first anniversary of their election to office. These employment agreements continue until terminated in accordance with their provisions and contain confidentiality and noncompete restrictions during the term of employment and for a period of one year thereafter. Approximately 85% of the Company's key personnel have been with the Company more than five years.

  The Company maintains an employee stock ownership plan ("ESOP") and a profit sharing plan for its U.S. employees that offers Company Stock as an investment choice. The ESOP and the profit sharing plan held 5.6% and 6.9%, respectively, of the Company's outstanding Common Stock as of September 1, 1997.

  The Company's employees are not represented by a union and the Company has never experienced a work stoppage. The Company believes that its relationship with its employees is excellent.

DESCRIPTION OF PROPERTY

  The Company's headquarters are located at 3040 West Salt Creek Lane, Arlington Heights, Illinois in an office building of approximately 120,000 square feet owned by the Company. This location also houses the Company's largest client service office, mail panel and information technology operations, corporate and administrative functions and a telephone interviewing facility. The property is financed through a mortgage loan. See
Note 5 of the Consolidated Financial Statements of Market Facts, Inc. and Subsidiaries. The Company also leases client service offices in the United States in Atlanta, Georgia; Cincinnati, Ohio; Encino, California; McLean, Virginia; Morristown, New Jersey; Natick, Massachusetts; New York, New York; Phoenix, Arizona; San Francisco, California; Seattle, Washington; and Tarrytown, New York. The Company has three leased telephone interviewing facilities located in Evanston, Aurora, and Oak Park, Illinois and additional leased administrative facilities in Arlington Heights and Palatine, Illinois.

  The Company's Canadian operations are headquartered in Toronto, Ontario. This location primarily houses mail panel, telephone interviewing, client service offices, operations and administrative functions. In addition, four smaller leased offices, located in Montreal, Quebec; New Westminster, B.C.; Mississauga, Ontario; and Peterborough, Ontario, are used as client service, telephone or mall interviewing facilities.

  The Company expects that additional facilities may be necessary to support the Company's recent and anticipated future growth in business and is continually evaluating alternatives for satisfying these requirements.

LEGAL PROCEEDINGS

  The Company is not currently involved in any material litigation or proceeding and is not aware of any such proceedings threatened against it.

                             BAIGLOBAL ACQUISITION

  Acquisition Agreement. On July 31, 1997 (the "Closing"), the Company completed the acquisition of all of the outstanding capital stock of BAIGlobal pursuant to a Stock Purchase Agreement dated as of the same date. In connection with the transaction, BAIGlobal entered into employment agreements with each of the BAIGlobal Principals expiring in the year 2000.

  The purchase price for the BAIGlobal shares was an amount equal to (i) $3,590,000 in cash, to be adjusted based on BAIGlobal's closing net worth to be determined within 120 days of the Closing, plus (ii) the assumption of $2,250,000 in debt payable to two of the BAIGlobal Principals, and (iii) up to $5,000,000 of possible contingent payments in the form of cash and stock based on BAIGlobal exceeding a certain earnings target for the period July 31, 1997 through December 31, 1999 (the "Additional Purchase Price"). The Additional Purchase Price is to be equal to 3.3 multiplied by the amount by which BAIGlobal's aggregate EBIT during the 29-month period exceeds $2,724,000, with 20% of the total subject to the continued employment of the BAIGlobal Principals, with certain specified exceptions. The first $4,000,000 of Additional Purchase Price is payable in cash with the remaining $1,000,000 payable in shares of the Company's Common Stock. Effective immediately after the Closing, the Company caused BAIGlobal to repay the $2,250,000 due to the two BAIGlobal Principals, less certain withholdings for federal, state and local taxes. The BAIGlobal acquisition was financed from borrowings under one of the Company's lines of credit and cash on hand.

  In consideration of the payment of $50,000 in the aggregate, the BAIGlobal Principals agreed that for a period of five years following the Closing, they would not directly or indirectly, (i) engage in any business which competes with BAIGlobal's business anywhere in the world, (ii) solicit business from any customers of BAIGlobal on or prior to the Closing, or (iii) solicit any BAIGlobal employees for employment.

  Business of BAIGlobal. BAIGlobal is a New York market research company founded in 1969 which conducts domestic and international quantitative and qualitative market research primarily in the financial services industry. Revenue for BAIGlobal in 1996 was $11.7 million, an increase of 51.9% over the prior year. BAIGlobal serviced approximately 80 clients in 1996, including approximately 30 clients from the financial services industry. Since 1990 BAIGlobal has marketed the Company's Mail Monitor(R) product primarily to major credit card issuers. BAIGlobal has a strong reputation in the market research industry and has an established global research capability. BAIGlobal's clients include (in alphabetical order): AT&T Corp., American Express Company, Bank of America National Trust & Savings Assn., The Bank of New York, The Chase Manhattan Corporation, Church & Dwight Co., Inc., Citibank N.A., Citicorp, Lucent Technologies Inc., MasterCard International Inc., and VISA International. BAIGlobal offers a number of services including new product and service development, market evaluation and planning studies, customer satisfaction and service measures and business to business research.

  BAIGlobal performs custom market research services. BAIGlobal's clients are served on a project-by-project basis, with prices negotiated based on cost estimates prepared by BAIGlobal. Approximately 85% of BAIGlobal's business during the year ended December 31, 1996 was with clients for whom BAIGlobal had performed work during the prior year. BAIGlobal markets three multi-client subscription-based market research products: Mail Monitor(R); Inside Track(R); and OnTargetsm. Mail Monitor(R) was historically offered pursuant to a joint venture commenced in 1990 with the Company and tracks acquisition rates for credit card users. Clients for this product include major credit card issuers. Inside Track(R) is a multi-client tracking mechanism for credit card retention direct mail campaigns. OnTarget(TM) was only recently launched in 1996 and interprets the effectiveness of a specific direct mail offering. BAIGlobal also offers qualitative research which the Company believes enhances and complements the Company's quantitative research capabilities.

  BAIGlobal also has an international research unit that operates worldwide to provide both quantitative and qualitative research and has capabilities on all seven continents. The unit is headed by one of the BAIGlobal Principals who has twenty years of experience in the industry. This unit provides BAIGlobal with a competitive advantage based on its ability to offer a level of quality internationally that matches its domestic research product. It is also able to augment its own capabilities with a database of international research agencies and service providers.

  The acquisition of BAIGlobal is the first step in the Company's acquisition strategy. The BAIGlobal acquisition provides the Company with an established U.S.-based international group possessing the ability to provide clients with high quality international market research services. In addition, BAIGlobal brings to the Company a competency in the area of focus groups that the Company will be able to leverage enterprise-wide. Finally, the acquisition of BAIGlobal will provide the Company with a distribution channel to market its products and services to BAIGlobal's base of established customers.

  See "Market Facts, Inc. and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements" and the BAIGlobal, Inc. Financial Statements included elsewhere herein.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the directors and executive officers of the Company as of September 1, 1997:

           NAME           AGE   POSITION WITH THE COMPANY
           ----           ---   -------------------------
 Verne B. Churchill......  64   Chairman of the Board
 Thomas H. Payne.........  52   President, Chief Executive Officer and Director
 Sanford M. Schwartz.....  46   Executive Vice President, President of Market Facts-New York, Inc. and
                                 Director
 Lawrence W. Labash......  49   Senior Vice President and Director
 Timothy J. Sullivan.....  43   Chief Financial Officer, Senior Vice President, Treasurer, Assistant
                                 Secretary and Director
 William W. Boyd.........  70   Director; Chairman of the Audit Committee
 Jeffery A. Oyster.......  32   Director
 Karen E. Predow.........  48   Director
 Ned L. Sherwood.........  47   Director
 Jack R. Wentworth.......  69   Director; Chairman of the Compensation Committee

  Mr. Churchill has been Chairman of the Board since 1987 and a Director since 1967. He was Chief Executive Officer of the Company from 1983 to 1996 and has been with the Company since 1959. Mr. Churchill was Vice President of the American Marketing Association and President of its Chicago Chapter, and was also on the Board of Advisors of the University of Georgia's Masters of Marketing Research Program. Mr. Churchill has a B.A. from Ripon College and an M.B.A. from Indiana University.

  Mr. Payne has been President and Chief Executive Officer of the Company since 1996 and a Director since 1982. From 1987 to 1996, he was President and Chief Operating Officer of the Company and has been with the Company since 1971. Mr. Payne is a Founding Member of the University of Virginia's McIntire School of Commerce Advisory Board and has a B.S. from the University of Virginia and an M.B.A. from Michigan State University.

  Dr. Schwartz has been Executive Vice President and a Director of the Company and President of Market Facts-New York, Inc. since 1992. Prior to 1992, he was President of Elrick & Lavidge, a market research firm in New York, New York. Dr. Schwartz is a Member of the Board of Directors of the Council of American Survey Research Organizations and the Board of Directors of the Council of Marketing and Opinion Research. Dr. Schwartz has a B.A. from George Washington University and a Ph.D. from Catholic University.

  Mr. Labash has been Senior Vice President of the Company since 1986, a Director since 1994 and has been with the Company since 1973. Mr. Labash has a B.S. from the University of Illinois.

  Mr. Sullivan has been a Director and the Chief Financial Officer since August 21, 1997 and a Senior Vice President of the Company since 1996. Prior to becoming Senior Vice President, he held the position of Vice President. Mr. Sullivan is also Treasurer and Assistant Secretary of the Company, positions he has held since 1991, and has been with the Company since 1990. Mr. Sullivan is Treasurer and a Member of the Board of Directors of the Council of American Survey Research Organizations. Mr. Sullivan has a B.S. from Adrian College, an M.B.A. from the University of Chicago and is a certified public accountant.

  Mr. Boyd has been a Director of the Company since 1994. He is Chairman of the Board of Sterling Plumbing Group, Inc. ("Sterling") in Rolling Meadows, Illinois, and has held that position since 1992. Prior to

1992, Mr. Boyd was President and Chief Executive Officer of Sterling. In addition, Mr. Boyd is a trustee of the Stein, Roe and Farnham Mutual Funds and a trustee of Elmhurst College, as well as a director of Cummins-Allison Corp. and Kohler Company.

  Mr. Oyster has been a director of the Company since July 1997. Since 1995, he has been a partner of the ZS Fund L.P., a New York-based investment partnership which provides financial advisory services to the Company. In addition, since June 1996, Mr. Oyster has been an officer of MFI Associates, Inc., a financial advisory services firm and the Selling Stockholder in this offering. From 1990 through 1994, Mr. Oyster was Vice President of Davenport Management, Inc., a Connecticut-based private equity partnership.

  Ms. Predow has been a Director since 1993. She is Division Manager of Consumer Communications Services for AT&T in Basking Ridge, New Jersey, a position she has held since October 1994. Prior to October 1994, Ms. Predow was Vice President of The Chase Manhattan Bank, N.A. in New York, New York.

  Mr. Sherwood has been a Director of the Company since 1996 and is the managing partner of the ZS Fund L.P., a New York based investment partnership of which Zaleski, Sherwood & Co., Inc. (a private investment firm of which Mr. Sherwood has been president since 1985) is the general partner. The ZS Fund L.P. provides financial advisory services to the Company. Mr. Sherwood has also been an officer and director of MFI Associates, Inc., a financial advisory services firm and the Selling Stockholder in this offering, since June 1996. In addition, Mr. Sherwood is a director of Sun Television Appliances, Inc., Kaye Group, Inc,. and Mazel Stores, Inc.

  Dr. Wentworth has been a Director since 1988. He is Professor and former Dean of the Graduate School of Business of Indiana University in Bloomington, Indiana.

                             CERTAIN TRANSACTIONS

SELF-TENDER OFFER

  Pursuant to the terms and conditions of the Company's self-tender offer commenced in June 1996, Mr. Verne B. Churchill, the Company's Chairman of the Board, elected to tender, at $3.625 per share, 876 shares of Common Stock from his direct holdings, 11,432 shares of Common Stock from his ESOP account and 187,448 shares from his Profit Sharing Plan account. In addition, Mr. Churchill contributed 360,000 shares to a charitable trust, all of which shares were tendered to the Company in the tender offer. The shares tendered were purchased by the Company in July 1996.

EMPLOYEE LOANS

  The Company provides loans to certain of its executive officers in the form of promissory notes and demand notes for the principal purpose of exercising stock options and purchasing stock of the Company. These notes bear interest at various rates ranging from 7.75% to 11.25%. The largest aggregate amount of such indebtedness outstanding for any executive officer which exceeded $60,000 from January 1, 1996 to September 1, 1997 were as follows: Mr. Payne, $123,381; Mr. Churchill, $76,785 and Mr. Sullivan, $131,463. The outstanding principal balances of these loans as of September 1, 1997 were as follows: Mr. Payne, $104,651; Mr. Churchill, $64,969 and Mr. Sullivan, $127,413. Mr. Sullivan's loans include a promissory note issued April 1, 1994 in the amount of $40,500 that provides for repayment of principal equally over ten years beginning in 1995, provided, however, that principal payments are forgiven every two years if he remains employed by the Company on the payment due date commencing with the payment due in 1996.

INVESTMENT AGREEMENT AND FINANCIAL ADVISORY AGREEMENT

  The Company is a party to an Investment Agreement with MFI Investors L.P., and a Financial Advisory Agreement with the ZS Fund L.P., both of which are entities affiliated with Messrs. Ned L. Sherwood and Jeffery A. Oyster, two of the Company's directors. See "Agreements with Selling Stockholder and its Affiliates."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 1, 1997, and as adjusted to reflect the sale of shares of Common Stock being offered hereby, by (i) each stockholder who is known by the Company to beneficially own more than 5% of the currently outstanding shares of Common Stock, (ii) each of the Company's current directors and executive officers, (iii) all directors and executive officers of the Company as a group, and (iv) the Selling Stockholder.

                            BENEFICIAL OWNERSHIP                 BENEFICIAL OWNERSHIP
                             BEFORE OFFERING(1)                  AFTER OFFERING(1)(2)
                          -------------------------            -------------------------
                          SHARES OF   PERCENTAGE      SHARES   SHARES OF  PERCENTAGE OF
                           COMMON   OF OUTSTANDING    BEING     COMMON     OUTSTANDING
NAME                        STOCK   COMMON STOCK(3) OFFERED(2)   STOCK   COMMON STOCK(4)
----                      --------- --------------- ---------- --------- ---------------
DIRECTORS AND EXECUTIVE
 OFFICERS
William W. Boyd (5).....      9,600          *           --        9,600          *
Verne B. Churchill (6)..     56,516          *           --       56,516          *
Lawrence W. Labash (7)..    110,212       1.59%          --      110,212       1.25%
Jeffery A. Oyster (8)...        600          *           --          600          *
Thomas H. Payne (9).....    141,376       2.04%          --      141,376       1.60%
Karen E. Predow (10)....      2,400          *           --        2,400          *
Sanford M. Schwartz
 (11)...................    333,657       4.82%          --      333,657       3.78%
Ned L. Sherwood (12)....  2,539,732      36.67%      500,000   2,039,732      23.10%
Timothy J. Sullivan
 (13)...................    140,265       2.02%          --      140,265       1.59%
Jack R. Wentworth (14)..      3,200          *           --        3,200          *
All directors and
 executive officers as a
 group (10 people)
 (15)...................  3,337,558      47.98%      500,000   2,837,558      32.03%
PRINCIPAL STOCKHOLDERS
 (NOT INCLUDING
 DIRECTORS OR EXECUTIVE
 OFFICERS)
MFI Investors L.P.
 (8)(12)................  2,537,332      36.65%      500,000   2,037,332      23.08%
 55 Morris Lane
 Scarsdale, New York
  10583
CG Trust Company, as
 trustee of the Profit
 Sharing Plan and ESOP
 (16)...................    865,289      12.50%          --      865,289       9.80%
 525 West Monroe St.
 Chicago, Illinois 60661

--------
 * Less than 1%.
(1) The nature of beneficial ownership of securities is direct, and arises from sole voting and investment power, unless otherwise indicated by footnote.
(2) Assumes that the Underwriters' over-allotment option is not exercised.
(3) Based upon the 6,923,708 shares outstanding as of September 1, 1997.
(4) Based upon the 8,826,908 shares to be outstanding upon completion of this offering.
(5) Includes 2,400 shares subject to options exercisable within 60 days; the remaining shares are held in the William W. Boyd Insurance Trust and the Janet S. Boyd Insurance Trust.
(6) Includes 119 shares allocated to Mr. Churchill under the Market Facts, Inc. Employee Stock Ownership Plan ("ESOP"); 85 shares held for the benefit of Mr. Churchill in the Market Facts Stock Fund of the Market Facts, Inc. Profit Sharing and Retirement Plan (the "Profit Sharing Plan"); and 2,400 shares subject to options exercisable within 60 days.
(7) Includes 13,200 shares with respect to which voting and investment powers are shared; 5,707 shares allocated to Mr. Labash under the ESOP; 40,929 shares held for his benefit in the Market Facts Stock Fund of the Profit Sharing Plan; and 4,000 shares subject to options exercisable within 60 days.
(8) 2,537,332 shares of Common Stock (the "MFI Shares") are held of record by MFI Investors L.P., a Delaware limited partnership (the "Partnership"), of which MFI Associates, Inc., a Delaware corporation, is the general partner (the "General Partner"). The General Partner has the sole voting and dispositive power over the MFI Shares. Mr. Oyster holds 9.9% of the Class A Common Stock of the General Partner. However, Mr. Oyster has granted to Mr. Ned Sherwood an irrevocable proxy to vote one-half of his shares, which together with proxies delivered by the remaining stockholders, gives Mr. Sherwood voting control over 65% of the Class A Common Stock of the General Partner. Therefore, Mr. Sherwood exercises voting control over all of the MFI Shares owned by the Partnership. Mr. Oyster's wife holds 600 shares as to which Mr. Oyster disclaims beneficial ownership.
(9) Includes 10,230 shares allocated to Mr. Payne under the ESOP; 24,918 shares held for his benefit in the Market Facts Stock Fund of the Profit Sharing Plan; and 8,000 shares subject to options exercisable within 60 days.
(10) Represents 2,400 shares subject to options exercisable within 60 days.
(11) Includes 314,000 shares which are subject to the terms of a Restricted Stock Award. There were 400,000 shares awarded, which vest 10% each year over a ten-year period that commenced January 5, 1993. As of September 1, 1997, 200,000 of such shares had vested. Upon the termination of Dr. Schwartz's employment with the Company, any unvested shares will be forfeited and returned to the Company. Includes 2,092 shares allocated to Dr. Schwartz under the ESOP; 7,565 shares held for the benefit of Dr. Schwartz in the Market Facts Stock Fund of the Profit Sharing Plan; 4,000 shares subject to options exercisable within 60 days; and 6,000 shares held in trust for the benefit of his children.
(12) The shares beneficially owned by Mr. Sherwood include 2,537,332 shares held of record by the Partnership and 2,400 shares subject to options exercisable by Mr. Sherwood within 60 days. The Partnership also holds 100 shares of Series B Preferred Stock. The General Partner has the sole voting and dispositive power over the Common Stock and the Series B Preferred Stock held by the Partnership, and Mr. Sherwood has voting control over 65.14% of the outstanding voting securities of the General Partner. He may therefore be deemed to beneficially own all of such shares. See "Agreements with Selling Stockholder and its Affiliates-- Investment Agreement" and "Description of Capital Stock--Preferred Stock."
(13) Includes 3,058 shares allocated to Mr. Sullivan under the ESOP; 15,207 shares held for his benefit in the Market Facts Stock Fund of the Profit Sharing Plan; and 4,000 shares subject to options exercisable within 60 days.
(14) Includes 2,400 shares subject to options exercisable within 60 days.
(15) Includes 13,200 shares with respect to which voting and investment powers are shared; 21,206 shares allocated to executive officers under the ESOP; 88,704 shares held for the benefit of executive officers in the Market Facts Stock Fund of the Company's Profit Sharing Plan; and 32,000 shares subject to options exercisable within 60 days. Also includes 2,537,332 shares of Common Stock held of record by the Partnership.
(16) CG Trust Company is a unit of Connecticut General Life Insurance Company, Hartford, CT, which was engaged by the Company in January 1997 as Trustee of the Company's Profit Sharing Plan and the ESOP. As of September 1, 1997, the Market Facts Stock Fund of the Company's Profit Sharing Plan held 477,543 shares of Common Stock for the benefit of Company employees, and the ESOP held 387,746 shares.

            AGREEMENTS WITH SELLING STOCKHOLDER AND ITS AFFILIATES

INVESTMENT AGREEMENT

  On June 6, 1996, the Company entered into an Investment Agreement (the "Investment Agreement") among MFI Investors L.P., the Selling Stockholder (also called the "Partnership"), MFI Associates, Inc., the sole general partner of the Partnership (the "General Partner") and the Company, whereby the Partnership purchased from the Company a 10-year, 7% subordinated note in the principal amount of $8,250,000, convertible into 2,275,860 shares of Common Stock. Immediately prior to the purchase of the shares of Common Stock in the Company's self-tender offer in July 1996, the note was automatically converted into 2,275,860 shares of Common Stock at the rate of $3.625 per share.

  The Company has been advised that the Partnership was formed for the purpose of making this investment in the Company pursuant to the Agreement of Limited Partnership of the ZS Fund L.P., a New York investment group. Mr. Ned L. Sherwood, a director of the Company, has served as President of Zaleski, Sherwood & Co., Inc., a private investment firm which is the general partner of the ZS Fund L.P., since September 1985. Mr. Sherwood is an officer and director of the General Partner and has an interest as a limited partner of the Partnership. Mr. Jeffery Oyster, also a director of the Company, has been employed by the ZS Fund L.P. since 1995. Mr. Oyster is also an officer and director of the General Partner. Mr. Sherwood and Mr. Oyster are two of the five voting stockholders of the General Partner.

  In connection with the Investment Agreement, the Company issued to the Partnership 100 shares of a new class of Series B Preferred Stock, no par value ("Series B Shares"), entitling the Partnership to elect three directors (the "Investor Directors"), subject to decrease if the Partnership's beneficial ownership of Company voting securities decreases. See "Description of Capital Stock--Preferred Stock--Series B Preferred Stock."

  The Investment Agreement provides that as long as the Partnership has continuously owned a minimum of 1,140,000 shares of the Company's Common Stock and meets certain other conditions, certain board actions will be subject to the approval of at least one director elected by the Partnership.

  With respect to the election or removal of directors (other than those elected by the Partnership as holder of the Series B Shares), the Investment Agreement provides that the shares held by the Partnership are to be voted proportionally in accordance with the vote of the Company's public stockholders (defined as stockholders other than the Partnership and certain executive officers of the Company).

  With respect to matters other than the election or removal of directors submitted to a vote of Company stockholders, the Partnership may vote 19.9% of the total combined voting power of all voting securities of the Company then outstanding according to its own discretion, and shall vote proportionally in accordance with the votes cast by the Company's public stockholders any of its shares in excess of 19.9%.

  The total beneficial ownership of Company voting securities by the Partnership and certain persons associated therewith ("Standstill Persons") is not permitted at any time to exceed 37.5% of the total combined voting power of all voting securities then outstanding (the "Standstill Percentage"); provided that this provision will not be violated solely by reason of a reduction in the number of voting securities outstanding due to the repurchase of shares by the Company, unless and until the Standstill Persons shall become the beneficial owners of additional shares.

  The Investment Agreement contains certain other restrictions which are intended to have the effect of preventing the Partnership from taking control of the Company without the prior approval of a majority of the Board of Directors, including restrictions against participating in any tender offer or proposal to effect a business combination or similar transaction involving the Company, soliciting proxies and participating in any election contest involving the Company. The restrictions against proxy solicitations and proxy contests do not apply for any period that the Company does not meet predetermined operating income targets.

  The Investment Agreement also provides certain preemptive rights to the Partnership under certain circumstances if the Company should issue any equity securities and provides the Company with a right of first refusal under certain circumstances if the Partnership wishes to sell or transfer its shares.

  If the beneficial ownership of voting securities of the Standstill Persons should be less than 15% of the total combined voting power of all outstanding voting securities, the Partnership may terminate the provisions of the Investment Agreement that restrict their ability to take control of the Company and their voting of voting securities held by them, limit their beneficial ownership to the Standstill Percentage, and restrict their ability to transfer voting securities. Such a termination would also terminate the right of the Partnership to elect directors to the Board pursuant to the provisions of the Series B Shares, to have approval rights to certain board actions and to maintain their percentage ownership interest in the Company.

  Commencing December 6, 1997, the Partnership will have the right (exercisable no more frequently than once every 12 months and no more than three times in total) to cause the Company to file a registration statement for the registration of its shares and to cooperate with underwriters reasonably selected by the Partnership for the sale and distribution of such shares. In addition, if the Company shall at any time propose to file a registration statement relating to a firm commitment underwriting of shares for cash, the Partnership has the right to include its shares in such registration, except to the extent that the underwriters in such offering shall determine that such inclusion would have a material adverse effect on the successful distribution of shares by the Company.

FINANCIAL ADVISORY AGREEMENT

  In connection with the Investment Agreement, the Company entered into a Financial Advisory Agreement whereby ZS Fund L.P. makes available to the Company financial advisory services as requested from time to time, such services to include, without limitation, financial analysis and structuring strategies in connection with acquisition opportunities and other financing sources and opportunities. The Company will pay to ZS Fund L.P. a fee of $125,000 per annum until such time as the Partnership owns less than 15% of the outstanding shares of the Company, and $62,500 per annum if at any time the Partnership owns less than 15% of the outstanding shares, but more than 5%. Any fees payable pursuant to the Financial Advisory Agreement are to be reduced by the amount of directors fees paid to Investor Directors who are not independent directors. This agreement will terminate upon the earliest to occur of June 6, 2001, the first date that the Partnership owns less than 5% of the outstanding Shares, and a change of control of the Partnership without the Company's prior written consent. Under the terms of the Financial Advisory Agreement, the Company is also obligated to indemnify ZS Fund L.P. against any liabilities it may incur in connection with its services under the Financial Advisory Agreement.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $1.00 par value per share, and 500,000 shares of Preferred Stock, no par value, of which 25,000 were designated as Series A Preferred Stock and 100 were designated as Series B Preferred Stock. As of October 21, 1997, there were 6,926,908 shares of Common Stock and 100 shares of Series B Preferred Stock issued and outstanding. As of the same date, no shares of Series A Preferred Stock were outstanding.

  The following summary of certain terms of the Company's capital stock describes material provisions of, but is necessarily a summary and is subject to and qualified in its entirety by, the Company's Restated Certificate of Incorporation, By-Laws and applicable provisions of Delaware corporate law including, but not limited to, the Delaware General Corporation Law.

COMMON STOCK

  Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and they do not have cumulative voting rights for the election of directors. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any holders of Series A and Series B Preferred Stock and of any series of Preferred Stock which the Company may issue in the future. All outstanding shares of Common Stock are, and all shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable.

  The transfer agent and registrar of the Common Stock is First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, New Jersey 07303-2500.

PREFERRED STOCK

  The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including, but not limited to, the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock could adversely affect the rights of holders of Common Stock. For example, the issuance of Preferred Stock could result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to the Common Stock.

  The issuance of Preferred Stock could discourage attempts by others to obtain control of the Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. The Company may issue Preferred Stock without stockholder approval and with voting and conversion rights fixed by the Board of Directors which could adversely affect the voting power of holders of Common Stock.

  Series A Preferred Stock. There are presently 25,000 shares of Class A Preferred Stock reserved for issuance in connection with the Rights Agreement, as described below.

  Series B Preferred Stock. The 100 shares of Series B Preferred Stock (the "Series B Shares") were issued pursuant to the terms of the Investment Agreement dated June 6, 1996 between the Company, MFI Investors L.P. (the "Partnership") and its sole general partner, MFI Associates, Inc. See "Certain Transactions."

  The holders of the Series B Shares are not entitled to receive dividends. Upon liquidation of the Company, the holders of the outstanding Series B Shares are entitled to receive $1.00 per Series B Share before payment to holders of Common Stock. Other than the voting rights with respect to the election of directors described below, the Series B Shares are not entitled to vote on any matter except as required by law.

  The terms of the Series B Shares provide that as long as the Partnership continues to beneficially own at least 20% of the total combined voting power of all Common Stock and any other class of securities of the Company entitled to vote generally in the election of directors then outstanding ("Voting Securities"), the Partnership shall be entitled to elect three directors to the Company's Board of Directors. The number of directors which the Partnership is entitled to elect decreases to two if the Partnership's beneficial ownership of Voting Securities is below 20% but at least 10%, and to one if such beneficial ownership of Voting Securities is below 10% but at least 5%. If the amount of Voting Securities beneficially owned by the Partnership should fall below 5%, the Partnership's right to elect directors pursuant to the provisions of the Series B Shares terminates. As long as the Partnership beneficially owns at least 15% of the total combined voting power of all outstanding Voting Securities, it shall also be entitled to have one of its directors appointed to each of the audit and compensation committees of the Board. In addition, as long as any Series B Shares are outstanding, the Company shall not, without the vote of the Partnership as the holder of the outstanding Series B Shares, expand the Board of Directors to more than 11 directors.

  The terms of the Series B Shares further provide that no director elected by the Partnership may be a competitor of the Company, and so long as at least 3 members of the Board (other than those elected by the Partnership) are independent directors and the Partnership is entitled to elect 3 directors, one of the directors elected by the Partnership shall be an independent director. In addition, the terms of the Series B Shares provide that without the affirmative vote of the Partnership as the holder of the outstanding Series B Shares, the Company shall not take any action at a meeting of the Board of Directors unless at least one director elected by the Partnership is present, or written notice of such meeting has been provided at least five days in advance of such meeting.

  The Certificate of Incorporation of the Company cannot be amended in any manner that would materially alter or change the powers, preferences or special rights of the Partnership, as the holder of the outstanding Series B Shares, so as to affect such rights adversely, without its affirmative vote. In general, the affirmative vote of the Partnership, as holder of the Series B Shares, is also necessary for any consolidation, merger, or other transaction which would affect the Partnership's ownership of the Series B Shares.

  The Series B Shares may not be transferred without the prior written consent of the Company, and all of the Company's obligations thereunder shall terminate upon the occurrence of a change of control of the Partnership or the termination of the Investment Agreement. The Series B Shares shall be redeemed, at a redemption price of $1.00 per share, at any time that the holders thereof shall not be entitled to elect any directors as described above. Notice of redemption shall be given at least 5 business days prior to redemption (the "Redemption Date"). From and after the Redemption Date, unless the Company shall fail to make available sufficient funds to effect the redemption, such shares shall no longer be deemed to be outstanding shares for any purpose, and the holders of such shares shall not have any rights with respect thereto, except the right to receive the Redemption Price upon surrender to the Company of the certificates therefor.

CERTAIN ANTI-TAKEOVER EFFECTS

  Certain provisions of the Company's Restated Certificate of Incorporation and By-laws and of the Delaware General Corporation Law, all as summarized below, may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder's best interest, including those attempts that might result in stockholders receiving a premium over the market price for the Common Stock.

  Classified Board of Directors. The Certificate of Incorporation provides that the Board of Directors is to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one- third of the Board of Directors will be elected each year. Moreover, the Certificate of Incorporation provides that a director may be removed from office only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of the capital stock of the Company. This provision, when coupled with the provision authorizing the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by the removal with its own nominees. The affirmative votes of the holders of at least 66 2/3% of the voting power of the then outstanding shares of the capital stock of the Company are required to repeal, amend, or modify the above provisions of the Certificate of Incorporation relating to the Board of Directors.

  Advance Notice Requirements for Stockholder Proposals. The Company's By-Laws establish an advance notice procedure for stockholders seeking to bring business before an annual meeting of stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Company.

To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 50 nor more than 75 days prior to the annual meeting; provided, however, that in the event that less than 65 days' notice or prior disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made, whichever occurs first.

  The notice to the Company must include a description of and the reasons for the proposed business to be brought before the meeting and certain information about the stockholder making the proposal. The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the merits of the stockholder proposal and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

  Advance Notice Requirements for Director Nominations by Stockholders. The Company's By-Laws provide specific procedures for stockholder nominations for election to the Board of Directors at a meeting of stockholders. Nominations by stockholders, other than those made by or at the direction of the Board of Directors, must be made pursuant to timely notice in writing to the secretary of the Company. To be timely, a stockholder's notice shall be delivered to, or mailed and received at the principal executive offices of the Company, not later than (1) with respect to an election to be held at an annual meeting of stockholders, 90 days in advance of the meeting or no later than 270 days after the date of the last annual meeting, and (2) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh day following the earlier of (i) the date on which notice of the meeting is first given to stockholders and (ii) the date on which a public announcement of the meeting is first made.

  The notice to the Company must include information about the nominee, including any information relating to the nominee that is required to be disclosed in solicitation for proxies for election of directors pursuant to Rule 14a under the Securities Exchange Act of 1934, as well as information about the stockholder making the nomination.

  Section 203 of the Delaware General Corporation Law. Pursuant to Section 203 of the Delaware Corporation Law ("Section 203"), with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations, and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (i) the transaction that results in the person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder own 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiaries of the corporation, that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Company's Board of Directors because the stockholder approval requirement would be avoided if a majority of the Company's directors then in office approve either the business combination or the transaction which results in the person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. Such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

RIGHTS AGREEMENT

  On July 26, 1989, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock outstanding on August 7, 1989 (the "Record Date"). The holders of any additional shares of Common Stock issued subsequent to the Record Date and before the earliest of the Distribution Date, the redemption of the Rights, the exchange of the Rights or the expiration of the Rights will also be entitled to one Right for each additional share. Each Right currently entitles the registered holder to purchase from the Company one four-hundredth of a share of Series A Preferred Stock, without par value (the "Series A Shares") of the Company at a price of $5.00 per one four-hundredth of a Series A Share (the "Purchase Price"), subject to any future adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

  The Rights are not exercisable until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Stock (thereby becoming an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). The Rights will expire on August 7, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

  The number of outstanding Rights and the number of one four-hundredths of a Series A Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date. The Purchase Price payable, and the number of Series A Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Shares, (ii) upon the grant to holders of the Series A Shares of certain rights or warrants to subscribe for or purchase Series A Shares at a price, or securities convertible into Series A Shares with a conversion price, less than the then current market price of the Series A Shares, or (iii) upon the distribution to holders of the Series A Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Shares) or of subscription rights or warrants (other than those referred to above).

  Series A Shares purchasable upon exercise of the Rights will not be redeemable for a period of twenty years. Currently, each Series A Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of 400 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 400 times the payment made per share of Common Stock. Each Series A Share will have 400 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Series A Share will be entitled to receive 400 times the amount received per share of Common Stock.

  Because of the nature of the Series A Shares' dividend, liquidation and voting rights, the value of the fractional interest in a Series A Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

  In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that
(i) any person becomes an Acquiring Person (unless such person first acquires 20% or more of the outstanding Common Stock by a purchase pursuant to a tender offer for all of the Common Stock for cash, which purchase increases such person's beneficial ownership to 85% or more of the outstanding Common Shares) or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

  At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one four-hundredth of a Series A Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to any future adjustments).

  At any time prior to any person becoming an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. In addition, if a bidder who does not beneficially own more than 1% of the Common Stock who has not within the past year owned in excess of 1% of the Common Stock and, at a time he held such greater than 1% stake, disclosed, or caused the disclosure of, an intention which relates to or would result in the acquisition or influence of control of the Company) proposes to acquire all of the Common Stock (and all other shares of capital stock of the Company entitled to vote with the Common Stock in the election of directors or on mergers, consolidations, sales of all or substantially all of the Company's assets, liquidations, dissolutions or windings up) for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then the Company, upon the request of the bidder, will hold a special stockholders meeting to vote on a resolution requesting the Board of Directors to accept the bidder's proposal. If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of 60 days after such meeting the Rights will be automatically redeemed at the Redemption Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder; provided, however, that no redemption will be permitted or required after any person becomes an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Bidders owning in excess of 1% of the Common Stock on the date of the adoption of the Rights Plan are "grandfathered" with respect to such percentage of Common Stock.

  The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  On June 5, 1996, the Rights Agreement was amended to (i) permit the Partnership and certain affiliated persons to purchase up to a certain percentage of the Common Stock without becoming an Acquiring Person, and (ii) modify the definition of "beneficial ownership" to provide that no person (other than the Partnership and certain affiliated persons) will be deemed to beneficially own any securities beneficially owned by the Partnership or any of the certain affiliated persons unless and until the Partnership or any of the certain affiliated persons becomes an Acquiring Person.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at a time when the Rights are redeemable.

  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (a copy of which is incorporated by reference as an exhibit to the Registration Statement), including the definition therein of certain terms.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have 8,826,908 shares of Common Stock outstanding (9,036,908 if the Underwriters' over-allotment option is exercised in full). All of the shares sold in this offering will be freely tradeable without registration or other restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by an "affiliate" of the Company, as that term is defined in Rule 144 adopted under the Securities Act ("Affiliate").

  Of the currently outstanding shares, 608,000 shares are deemed restricted securities within the meaning of Rule 144 ("Restricted Shares"). Restricted Shares and shares held by Affiliates may not be sold unless the sale is registered under the Securities Act or is made pursuant to an applicable exemption from registration, including an exemption under Rule 144 and 144A.

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including persons deemed to be Affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by the Company or acquisition from an Affiliate, may sell such securities in broker's transactions or directly to market makers, provided that the number of shares sold in any three-month period may not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the shares of common Stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company. After two years have elapsed from the later of the issuance of restricted securities by the Company or their acquisition from an Affiliate, such securities may be sold without limitation by persons who are not Affiliates under the Rule.

  The Company registered an additional 1,000,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Plan. As of October 21, 1997, options to purchase 776,800 shares were outstanding. Shares issued upon exercise of options will be generally eligible for immediate resale in the public market, subject to vesting under the applicable option agreements.

  The Company, its directors, executive officers and the Selling Stockholder have agreed that for a period of 120 days from the date of this Prospectus they will not, without the prior written consent of EVEREN Securities, Inc., directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, subject to certain exceptions.

  The Company cannot predict the effect, if any, that sales of the Common Stock or the availability of such Common Stock for sale, will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of Common Stock could adversely affect prevailing market prices for the Common Stock.

                                 UNDERWRITING

  The Company and the Selling Stockholder have entered into an Underwriting Agreement (the "Underwriting Agreement") with EVEREN Securities, Inc. and The Robinson-Humphrey Company, LLC (the "Underwriters"). Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to the Underwriters, and the Underwriters have agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite each Underwriter's name below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the shares of Common Stock if any are purchased.

                UNDERWRITER                                    NUMBER OF SHARES
                -----------                                    ----------------
     EVEREN Securities, Inc...................................      798,000
     The Robinson-Humphrey Company, LLC.......................      798,000
     ABN AMRO Chicago Corporation.............................       96,000
     BancAmerica Robertson Stephens...........................       96,000
     William Blair & Company, L.L.C...........................       96,000
     Hambrecht & Quist LLC....................................       96,000
     Robert W. Baird & Co. Incorporated.......................       60,000
     Furman Selz LLC..........................................       60,000
     Ladenburg Thalmann & Co. Inc. ...........................       60,000
     Mesirow Financial, Inc. .................................       60,000
     Needham & Company, Inc. .................................       60,000
     Nesbitt Burns Securities Inc. ...........................       60,000
     Stephens Inc.............................................       60,000
                                                                  ---------
       Total..................................................    2,400,000
                                                                  =========

  The Underwriters have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.75 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. The concession to selected dealers and reallowances to other dealers may be changed by the Underwriters; and after this Offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Stockholder have granted an option to the Underwriters, exercisable during the 45-day period after the date of this Prospectus, to purchase up to a maximum of 360,000 additional shares of Common Stock, 210,000 shares from the Company and 150,000 shares from the Selling Stockholder, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot this offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

  The Underwriters may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 103 permits, upon the satisfaction of certain conditions, underwriters that are also Nasdaq National Market market makers in the security being distributed to engage in limited market making transactions during the period when Rule 101 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 103, any underwriter engaged in passive market making in the Common Stock: (i) may not purchase or display bids for the Common Stock at a price that exceeds the highest bid for the Common Stock displayed on the Nasdaq National Market by a market maker that is not participating in the distribution of the Common Stock; (ii) may not have net daily purchases of the Common Stock that exceed the greater of 200 shares or 30% of its average daily trading volume in the Common Stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus is a part (or any 60 consecutive days ending within 10 calendar days preceding such filing date); and (iii) must identify its bids as bids made by a passive market maker.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, its directors, certain executive officers and the Selling Stockholder have agreed that for a period of 120 days from the date of this Prospectus they will not, without the prior written consent of EVEREN Securities, Inc., directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, other than, with respect to the Company, pursuant to its 1996 Stock Plan and its ESOP.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Lord, Bissell & Brook, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Katten Muchin & Zavis (a partnership which includes professional corporations), Chicago, Illinois. Wesley S. Walton, Secretary of the Company, is a member of Lord, Bissell & Brook. As of September 1, 1997, Mr. Walton beneficially owned 56,000 shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed charges. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission web site address is (http://www.sec.gov). The Company's Common Stock is quoted on Nasdaq, and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission, and the exhibits relating thereto, which have been filed with the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits are available on the Commission's web site set forth above and are on file at the offices of the Commission where they may be obtained upon payment of the fees prescribed by the Commission, or examined without charge at the public reference facilities of the Commission described above. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (iii) the Company's Current Report on Form 8-K dated July 31, 1997 and (iv) the description of the shares of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-A dated April 30, 1970 registering such shares pursuant to Section 12 of the Exchange Act, including any amendment or report updating such description.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents are filed. Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at the Company's principal executive offices at 3040 West Salt Creek Lane, Arlington Heights, Illinois 60005, (847) 590-7000.

                         INDEX TO FINANCIAL STATEMENTS

                              MARKET FACTS, INC.

                                                                          PAGE
                                                                         NUMBER
                                                                         ------
CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report..........................................   F-2
  Consolidated Balance Sheets at December 31, 1995 and 1996 and June 30,
   1997 (unaudited).....................................................   F-3
  Consolidated Statements of Earnings for the years ended December 31,
   1994, 1995 and 1996 and for the six months ended June 30, 1996 and
   1997 (unaudited).....................................................   F-4
  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1994, 1995 and 1996 and for the six months ended June
   30, 1997 (unaudited).................................................   F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1994, 1995 and 1996 and for the six months ended June 30, 1996 and
   1997 (unaudited).....................................................   F-6
  Notes to Consolidated Financial Statements............................   F-7

                                BAIGLOBAL, INC.
FINANCIAL STATEMENTS
  Independent Auditors' Report..........................................  F-16
  Balance Sheets at December 31, 1996 and June 30, 1997 (unaudited).....  F-17
  Statements of Income and Retained Earnings for the year ended December
   31, 1996 and for the six months ended June 30, 1996 and 1997
   (unaudited)..........................................................  F-18
  Statements of Cash Flows for the year ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 (unaudited)..............  F-19
  Notes to Financial Statements.........................................  F-20

The above financial statements of BAIGlobal are included in this prospectus pursuant to Rule 3-05 of Regulation S-X.

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Market Facts, Inc.:

  We have audited the accompanying consolidated balance sheets of Market Facts, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Market Facts, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
February 25, 1997, except for paragraphs 2
and 3 of Note 6, which are as of May 27, 1997

                      MARKET FACTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                   DECEMBER 31,
                                                  ----------------   JUNE 30,
                                                   1995     1996       1997
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
                     ASSETS
CURRENT ASSETS:
 Cash and cash equivalents....................... $ 3,530  $   129    $   485
 Bank certificate of deposit.....................      50       50         50
 Accounts receivable:
 Trade, less allowance for doubtful accounts of
  $838, $1,007 and $1,105 in 1995, 1996 and
  1997, respectively.............................   9,547   14,630     15,069
 Other...........................................       6       95        157
 Notes receivable................................      79       48        185
 Revenue earned on contracts in progress in
  excess of billings.............................   2,889    3,886      4,449
 Deferred income taxes...........................     748      979        979
 Prepaid expenses and other assets...............     310      340        392
                                                  -------  -------    -------
   Total Current Assets.......................... $17,159  $20,157    $21,766
                                                  -------  -------    -------
PROPERTY, AT COST:
 Land............................................ $ 1,221  $ 1,221    $ 1,221
 Building and building improvements..............  12,545   12,974     13,161
 Computer and office equipment...................   7,778    8,633      9,523
 Furniture and fixtures..........................   2,907    3,608      3,660
 Leasehold improvements..........................   1,318    1,596      1,593
 Vehicles........................................     314      227        218
                                                  -------  -------    -------
                                                  $26,083  $28,259     29,376
 Less accumulated depreciation and amortization..  (9,524) (10,777)   (12,271)
                                                  -------  -------    -------
 Net Property.................................... $16,559  $17,482    $17,105
                                                  -------  -------    -------
OTHER ASSETS:
 Goodwill, net of accumulated amortization....... $   557  $   516    $   495
 Other noncurrent assets.........................     102      230        210
                                                  -------  -------    -------
   Total Other Assets............................ $   659  $   746    $   705
                                                  -------  -------    -------
   Total Assets.................................. $34,377  $38,385    $39,576
                                                  =======  =======    =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accrued expenses................................ $ 5,517  $ 6,148    $ 6,944
 Billings in excess of revenues earned on
  contracts in progress..........................   3,329    4,569      5,669
 Accounts payable................................   1,254    3,138      2,464
 Short-term borrowings...........................     --     1,750        830
 Income taxes....................................     388      885        140
 Current portion of long-term debt...............     113      364        124
 Current portion of obligations under capital
  leases.........................................     226      199        190
 Current portion of note payable for acquisition
  of MFCL........................................     339      --         --
                                                  -------  -------    -------
   Total Current Liabilities..................... $11,166  $17,053    $16,361
                                                  -------  -------    -------
LONG-TERM LIABILITIES:
 Long-term debt.................................. $10,420  $10,296    $10,235
 Obligations under capital leases, noncurrent
  portion........................................     536      447        381
 Deferred income taxes...........................     205       64         64
                                                  -------  -------    -------
   Total Long-Term Liabilities................... $11,161  $10,807    $10,680
                                                  -------  -------    -------
   Total Liabilities............................. $22,327  $27,860    $27,041
                                                  -------  -------    -------
STOCKHOLDERS' EQUITY:
 Preferred stock, no par value; 500,000 shares
  authorized; Series A-none issued; Series B-100
  shares issued in 1996 and 1997................. $   --   $   --     $   --
 Common stock, $1 par value; 15,000,000 shares
  authorized; 8,090,012, 8,966,258 and 8,966,258
  shares issued in 1995, 1996 and 1997,
  respectively...................................   8,090    8,966      8,966
 Capital in excess of par value..................   2,328    9,498      9,498
 Cumulative foreign currency translation.........     (69)     (75)       (86)
 Retained earnings...............................   3,542    6,850      8,765
                                                  -------  -------    -------
                                                  $13,891  $25,239    $27,143
 Less 334,936, 2,042,550 and 2,042,550 shares of
  treasury common stock, at cost, in 1995, 1996
  and 1997, respectively.........................  (1,189) (13,892)   (13,892)
 Less other transactions involving common stock..    (652)    (822)      (716)
                                                  -------  -------    -------
   Total Stockholders' Equity.................... $12,050  $10,525    $12,535
                                                  -------  -------    -------
   Total Liabilities and Stockholders' Equity.... $34,377  $38,385    $39,576
                                                  =======  =======    =======

          See accompanying notes to consolidated financial statements.

                      MARKET FACTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          SIX MONTHS ENDED
                              YEAR ENDED DECEMBER 31,         JUNE 30,
                              -------------------------  ---------------------
                               1994     1995     1996     1996     1997
                              -------  -------  -------  -------  -------
                                                           (UNAUDITED)
REVENUE.....................  $55,483  $64,609  $83,796  $38,786  $46,835
                              -------  -------  -------  -------  -------
DIRECT COSTS:
 Payroll....................  $12,166  $13,854  $16,167  $ 7,938  $ 8,620
 Other expenses.............   18,082   22,460   32,016   14,613   17,317
                              -------  -------  -------  -------  -------
  Total.....................  $30,248  $36,314  $48,183  $22,551  $25,937
                              -------  -------  -------  -------  -------
  Gross Margin..............  $25,235  $28,295  $35,613  $16,235  $20,898
                              -------  -------  -------  -------  -------
OPERATING EXPENSES:
 Selling....................  $ 2,077  $ 2,292  $ 2,601  $ 1,277  $ 1,585
 General and
  administrative............   19,285   20,005   23,563   11,678   14,738
 Contributions to profit
  sharing and employee stock
  ownership plans...........      578      803    1,051      576      765
                              -------  -------  -------  -------  -------
  Total.....................  $21,940  $23,100  $27,215  $13,531  $17,088
                              -------  -------  -------  -------  -------
  Income From Operations....  $ 3,295  $ 5,195  $ 8,398  $ 2,704  $ 3,810
                              -------  -------  -------  -------  -------
OTHER INCOME (EXPENSE):
 Interest expense...........  $(1,260) $(1,138) $(1,214) $  (588) $  (543)
 Interest income............       48       78      126       85       33
 Equity in income of MFCL...       33      --       --       --       --
 Other income, net..........       40       85       75       56       47
                              -------  -------  -------  -------  -------
  Total.....................  $(1,139) $  (975) $(1,013) $  (447) $  (463)
                              -------  -------  -------  -------  -------
INCOME BEFORE PROVISION FOR
 INCOME TAXES...............  $ 2,156  $ 4,220  $ 7,385  $ 2,257  $ 3,347
PROVISION FOR INCOME TAXES..      722    1,994    3,107    1,025    1,432
                              -------  -------  -------  -------  -------
NET INCOME..................  $ 1,434  $ 2,226  $ 4,278  $ 1,232  $ 1,915
                              =======  =======  =======  =======  =======
EARNINGS PER SHARE..........  $  0.19  $  0.29  $  0.57  $  0.16  $  0.27
                              =======  =======  =======  =======  =======
COMMON AND COMMON EQUIVALENT
 SHARES.....................    7,571    7,769    7,511    7,882    7,138
                              =======  =======  =======  =======  =======

          See accompanying notes to consolidated financial statements.

                      MARKET FACTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  YEAR ENDED DECEMBER 31,
                                  --------------------------  SIX MONTHS ENDED
                                   1994     1995      1996     JUNE 30, 1997
                                  -------  -------  --------  ----------------
                                                                (UNAUDITED)
PREFERRED STOCK:
  Balance at beginning and end of
   year.......................... $   --   $   --   $    --       $    --
                                  =======  =======  ========      ========
COMMON STOCK:
  Balance at beginning of year... $ 1,966  $ 7,524  $  8,090      $  8,966
  Impact of a 2-for-1 stock
   split, December 1996..........   1,781       17      (854)          --
  Impact of a 2-for-1 stock
   split, May 1997...............   3,747       17      (854)          --
  Common stock issued during the
   year..........................      30      532     2,584           --
                                  -------  -------  --------      --------
  Balance at end of year......... $ 7,524  $ 8,090  $  8,966      $  8,966
                                  =======  =======  ========      ========
CAPITAL IN EXCESS OF PAR VALUE:
  Balance at beginning of year... $ 1,735  $ 1,766  $  2,328      $  9,498
  Common stock issued during the
   year, net.....................      31      562     7,170           --
                                  -------  -------  --------      --------
  Balance at end of year......... $ 1,766  $ 2,328  $  9,498      $  9,498
                                  =======  =======  ========      ========
ADJUSTMENT FROM FOREIGN CURRENCY
 TRANSLATION:
  Balance at beginning of year... $   (56) $  (100) $    (69)     $    (75)
  Current year adjustment........     (44)      31        (6)          (11)
                                  -------  -------  --------      --------
  Balance at end of year......... $  (100) $   (69) $    (75)     $    (86)
                                  =======  =======  ========      ========
RETAINED EARNINGS:
  Balance at beginning of year... $ 7,105  $ 2,470  $  3,542      $  6,850
  Net income.....................   1,434    2,226     4,278         1,915
  Cash dividends declared on
   common stock:
    $.0725 per share in 1994,
     $.095 in 1995 and $.10 in
     1996........................    (518)    (721)     (739)          --
  Impact of a 2-for-1 stock
   split, December 1996..........  (1,789)    (150)      207           --
  Impact of a 2-for-1 stock
   split, May 1997...............  (3,762)    (283)     (438)          --
                                  -------  -------  --------      --------
  Balance at end of year......... $ 2,470  $ 3,542  $  6,850      $  8,765
                                  =======  =======  ========      ========
TREASURY COMMON STOCK:
  Balance at beginning of year... $(1,310) $(1,310) $ (1,189)     $(13,892)
  Treasury stock purchased.......     --       --    (12,703)          --
  Treasury stock issued..........     --       121       --            --
                                  -------  -------  --------      --------
  Balance at end of year......... $(1,310) $(1,189) $(13,892)     $(13,892)
                                  =======  =======  ========      ========
OTHER TRANSACTIONS INVOLVING
 COMMON STOCK:
  Balance at beginning of year... $  (616) $  (603) $   (652)     $   (822)
  Issuance of demand notes
   receivable....................    (116)    (160)     (245)          --
  Payments received on demand
   notes receivable..............      76       56        20            78
  Vesting of restricted stock and
   demand notes receivable.......      53       55        55            28
                                  -------  -------  --------      --------
  Balance at end of year......... $  (603) $  (652) $   (822)     $   (716)
                                  =======  =======  ========      ========

          See accompanying notes to consolidated financial statements.

                      MARKET FACTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,         JUNE 30,
                                  --------------------------  ------------------
                                   1994     1995      1996      1996      1997
                                  -------  -------  --------  --------  --------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income.....................  $ 1,434  $ 2,226  $  4,278  $  1,232  $  1,915
 Adjustments to reconcile net
  income to net cash provided by
  (used in) operating
  activities:
 Depreciation and
  amortization..................    2,056    2,164     2,495     1,224     1,577
 Vesting of restricted stock
  and demand notes receivable...       53       55        55        28        28
 Deferred income taxes..........     (185)      44      (374)      --        --
 Net gain on disposal of
  property......................      (47)     (39)      (28)      (33)      (10)
 Undistributed earnings of
  MFCL..........................      (16)     --        --        --        --
 Change in assets and
  liabilities:
  Accounts receivable...........     (960)      32    (5,176)   (3,937)     (509)
  Prepaid expenses and other
   assets.......................     (270)     127       (30)      (16)      (53)
  Other noncurrent assets.......      --       --       (210)      --        --
  Billings in excess of (less
   than) revenues earned on
   contracts in progress........     (169)    (875)      242       493       534
  Accounts payable and accrued
   expenses.....................      666    1,365     2,552       607       133
  Income taxes..................      613     (298)      497      (122)     (745)
                                  -------  -------  --------  --------  --------
   Net cash provided by (used
    in) operating activities....  $ 3,175  $ 4,801  $  4,301  $   (524) $  2,870
                                  -------  -------  --------  --------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property..........  $(1,332) $(1,570) $ (3,234) $ (1,670) $ (1,173)
 Payment for acquisition of
  MFCL, net of acquired cash....     (135)    (339)     (339)      --        --
 Investment in notes
  receivable....................     (183)    (239)     (246)     (246)     (150)
 Proceeds from notes
  receivable....................      166      115        52        34        92
 Proceeds from the sale of
  property......................      133       65        38        37        10
                                  -------  -------  --------  --------  --------
 Net cash used in investing
  activities....................  $(1,351) $(1,968) $ (3,729) $ (1,845) $ (1,221)
                                  -------  -------  --------  --------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from short-term
  borrowings....................  $ 6,600  $ 2,000  $ 13,850  $  1,100  $  4,480
 Repayment of short-term
  borrowings....................   (7,500)  (2,000)  (12,100)   (1,100)   (5,399)
 Purchase of treasury stock.....      --       --    (12,703)     (185)      --
 Proceeds from issuance of
  convertible note..............      --       --      8,250     8,250       --
 Payment of stock issuance
  costs.........................      --       --       (821)     (461)      --
 Dividends paid.................     (518)    (721)     (739)     (393)      --
 Proceeds from exercise of stock
  options.......................       38      676       386       386       --
 Reduction of obligations under
  capital leases and long-term
  debt..........................     (319)    (324)      (96)     (166)     (373)
 Proceeds from the sale of
  treasury stock................      --       140       --        --        --
                                  -------  -------  --------  --------  --------
   Net cash provided by (used
    in) financing activities....  $(1,699) $  (229) $ (3,973) $  7,431  $ (1,292)
                                  -------  -------  --------  --------  --------
Effect of exchange rate changes
 on cash........................  $    13  $    15  $    --   $    --   $     (1)
                                  -------  -------  --------  --------  --------
Net increase (decrease) in cash
 and cash equivalents...........  $   138  $ 2,619  $ (3,401) $  5,062  $    356
Cash and cash equivalents at
 beginning of year..............      773      911     3,530     3,530       129
                                  -------  -------  --------  --------  --------
Cash and cash equivalents at end
 of year........................  $   911  $ 3,530  $    129  $  8,592  $    485
                                  =======  =======  ========  ========  ========
CASH PAID DURING THE YEAR FOR:
 Interest.......................  $ 1,228  $ 1,140  $  1,238  $    538  $    551
 Income taxes...................  $   321  $ 2,215  $  2,982  $  1,146  $  2,176
                                  =======  =======  ========  ========  ========
SUPPLEMENTAL SCHEDULE OF NON
 CASH ACTIVITIES:
 Conversion of convertible note
  into common stock.............  $   --   $   --   $  8,250  $    --   $    --
 Capital lease obligations
  incurred on lease of
  equipment.....................  $   190  $   208  $    109  $    --   $    --
 Issuance of note payable.......  $ 1,017  $   --   $    --   $    --   $    --
                                  =======  =======  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                      MARKET FACTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1994, 1995 AND 1996
  (AMOUNTS AND DISCLOSURES APPLICABLE TO JUNE 30, 1996 AND JUNE 30, 1997 ARE
                                  UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Principles of Consolidation and Line of Business

  The accompanying consolidated financial statements include the accounts of Market Facts, Inc. and its subsidiaries (Company). All significant intercompany transactions have been eliminated.

  The Company's primary line of business is the design, execution and interpretation of market research conducted on behalf of its clients, which include a majority of the largest 100 multinational consumer products and service companies, as well as many government agencies. One client, Procter & Gamble, accounted for 10%, 12% and 10% of total 1994, 1995 and 1996 revenue, respectively. Proctor & Gamble accounted for 9% and 11% of total revenue for the six months ended June 30, 1996 and 1997, respectively.

 (b) Revenue Recognition

  The Company recognizes revenue under the percentage of completion method of accounting. Revenue on client projects is recognized as services are performed. Losses expected to be incurred on jobs in progress are charged to income as soon as such losses are known. Revenue earned on contracts in progress in excess of billings is classified as a current asset. Amounts billed in excess of revenue earned are classified as a current liability. Client projects are expected to be completed within a twelve month period.

 (c) Cash and Cash Equivalents

  For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

 (d) Property

  Maintenance and repairs are expensed and renewals and betterments are capitalized. Upon retirement or disposition of property, the applicable cost and accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in income.

  Depreciation is provided on the straight-line method at rates considered adequate to depreciate the costs of property over their estimated useful lives. The useful life of the building is 31 1/2years, while all other owned assets have estimated useful lives of three to ten years.

  Property under capital leases is recorded at the lower of the fair market value of the leased property or the present value of the minimum lease payments. Amortization of the leased property is computed using the straight-line method over the lease term.

  Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying value. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount.

 (e) Income Taxes

  The Company applies an asset and liability approach to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

                      MARKET FACTS, INC. AND SUBSIDIARIES

 (f) Earnings Per Share

  Earnings per share are based on the weighted average number of common shares and common share equivalents (resulting from options granted under the Company's 1982 Incentive Stock Option Plan and 1996 Stock Plan) outstanding during the year.

 (g) Foreign Currency Translation

  Non-U.S. subsidiaries' assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. Resulting translation gains and losses are reported as a component of stockholders' equity.

 (h) Disclosure of Certain Significant Risks and Uncertainties

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (i) Financial Instruments

  The carrying amounts of the Company's financial instruments approximate their fair values.

 (j) Interim Financial Statements

  The financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the entire year.

2. NOTES RECEIVABLE

  Notes receivable consist of amounts due from officers and employees. The notes bear interest at the prime lending rate (8.25% and 8.50% at December 31, 1996 and June 30, 1997, respectively).

3. BANK BORROWINGS

  During 1996, the Company established a revolving and term credit facility ("Credit Facility") with a bank in the amount of $7,000,000. The Credit Facility bears interest at either the lender's prime lending rate or a reserve adjusted LIBOR rate, plus between .75% and 1.5% per annum, and expires on June 30, 1998. At any time prior to June 30, 1998, the Company has a one-time right to convert up to $4,800,000 of revolving debt into a five-year term loan. The Credit Facility replaced a $4,000,000 existing line of credit. The Company maintains other established bank lines of credit totaling $3,650,000 which are renewed annually and bear interest at the prime lending rate. No borrowings were outstanding at December 31, 1995. Borrowings outstanding under the above arrangements were $1,750,000 and $830,338 at December 31, 1996 and June 30, 1997, respectively, and bore interest at 8.25% and 7.91%, respectively. The weighted average interest rate outstanding during 1995 and 1996 was 9.0% and 8.2%, respectively.

                      MARKET FACTS, INC. AND SUBSIDIARIES

4. ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                       DECEMBER 31,
                                                       -------------  JUNE 30,
                                                        1995   1996     1997
                                                       ------ ------ -----------
                                                                     (UNAUDITED)
                                                            (IN THOUSANDS)
     Compensation..................................... $2,043 $2,822   $2,740
     Real estate taxes................................    858    913      970
     Contributions to employee benefit plans..........    637    --       345
     Other............................................  1,979  2,413    2,889
                                                       ------ ------   ------
       Total.......................................... $5,517 $6,148   $6,944
                                                       ====== ======   ======

5. LONG-TERM DEBT

  Long-term debt relates to the mortgage loan on the office building used by the Company as its corporate and operations headquarters. The loan bears interest at a fixed rate of 9.7% per annum. Principal payments due under the terms of the mortgage with the final principal amount due May 1, 2000 are as follows:

                                         (IN THOUSANDS)
            In 1997..................... $     124
            In 1998..................... $     137
            In 1999..................... $     150
            In 2000..................... $  10,009

6. STOCKHOLDERS' EQUITY

  In 1986, the stockholders approved an amendment to the Certificate of Incorporation creating a new class of 500,000 shares of preferred stock, without par value. In 1989, 25,000 shares were designated as Series A preferred stock; no Series A shares have been issued to date. In 1996, 100 shares were designated as Series B preferred stock and issued to MFI Investors L.P.

  On April 28, 1997, the Company's Board of Directors approved a 2-for-1 stock split in the form of a common stock dividend which was paid on May 27, 1997. All common share and per share amounts have been adjusted to give effect to the stock split.

  On April 29, 1997, the Company filed an amendment to its Restated Certificate of Incorporation effecting an increase in the number of authorized shares of common stock to 15,000,000.

  On October 28, 1996, the Company's Board of Directors approved a 2-for-1 stock split in the form of a common stock dividend which was paid on December 13, 1996. The stock dividend was not paid on treasury common stock. All common share and per share amounts, unless indicated otherwise, have been adjusted to give effect to the stock split.

  Pursuant to a self-tender offer commenced in June 1996, the Company purchased 1,677,614 shares of its common stock from its stockholders at an aggregate purchase price of $12,162,701. The Company incurred $354,610 in related transaction costs.

  The self-tender offer was made pursuant to an Investment Agreement dated June 6, 1996 among MFI Investors L.P., MFI Associates, Inc. and the Company ("Investment Agreement"), whereby MFI Investors L.P. purchased from the Company a ten-year, 7% convertible subordinated note in the principal amount of $8,250,000

                      MARKET FACTS, INC. AND SUBSIDIARIES

("Convertible Note"). Immediately prior to the purchase of the shares in the self-tender offer, the Convertible Note automatically converted at a rate of $3.625 per share into 2,275,860 shares of the Company's common stock. The Company incurred $820,851 in stock issuance costs associated with the Investment Agreement. A new class of Series B preferred shares was issued to MFI Investors L.P., granting it the right to elect 3 of the 11 Company directors, subject to decrease as its ownership interest decreases.

  In 1995, the Company sold 67,736 shares of its common stock, previously held in treasury, to its employee benefit plans and received proceeds of $139,857. In 1996, independent of the self-tender offer, the Company purchased 60,000 shares of its common stock at a cost of $185,626.

  Other transactions involving common stock consist of demand notes receivable due from officers and employees and unearned restricted stock. Monies received by officers and employees under the demand notes receivable were used to purchase Company common stock. These demand notes receivable, classified as a reduction of stockholders' equity, amounted to $270,873, $366,795, $583,996 and $502,175 as of December 31, 1994, 1995 and 1996 and June 30, 1997,
respectively. Some of the notes, which are due in ten equal annual installments through 2004, provide for the forgiveness of every other principal payment, contingent upon the borrower's employment with the Company on the date such payment is due. The Company recognized $5,288, $7,932 and $7,932 of compensation expense relating to the forgiveness of debt in 1994, 1995 and 1996, respectively. The Company recognized $3,966 and $3,967 of such compensation expense for the six months ended June 30, 1996 and 1997, respectively. All other notes are due in varying installments through 2001.

  Unearned restricted stock amounted to $332,500, $285,000, $237,500 and $213,750 as of December 31, 1994, 1995 and 1996, and June 30, 1997,
respectively, and relates to a 1992 restricted stock grant of 400,000 shares of common stock to a Company executive which vests at a rate of 10% per year, subject to his continued employment with the Company. The aggregate fair market value of the shares at date of grant is unearned compensation and the amount is amortized to compensation expense over the periods the restrictions lapse. Amortization of this compensation expense amounted to $47,500 in 1994, 1995 and 1996. Amortization for the six months ended June 30, 1996 and 1997 was $23,750.

  In 1989, the Board of Directors of the Company approved a stockholder rights agreement which provides for a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right initially entitled stockholders, upon occurrence of certain events, to purchase one one-hundredth of a share of Series A preferred stock, at an exercise price of $20 per one one-hundredth of a preferred share, subject to adjustment. Giving effect to the December 1996 and May 1997 stock splits, each share of common stock is entitled to purchase one four-hundredth of a Series A preferred share at $5 per one four-hundredth of a preferred share.

  The rights become exercisable ten days after a person, group or company acquires 20% or more of Company common stock or announces a tender offer which would result in ownership of 20% or more of the common stock. The Company is entitled to redeem the rights at one-fourth cent per right at any time before a 20% or greater position has been acquired.

  If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each right will entitle its holder to purchase, at the right's then current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the right's exercise price. In addition, in the event a person or group acquires 20% or more of the Company's common stock, each right (other than those held by the acquiring person or group) will entitle its holder to purchase a number of shares of the acquiring company's common stock having a market value of two times the exercise price of the right.

                      MARKET FACTS, INC. AND SUBSIDIARIES

  At any time after a person or group acquires 20% or more (but less than 50%) of the Company's outstanding common stock, the Board of Directors may exchange the rights at an exchange ratio of one share of common stock for one four-hundredth of a share of Series A preferred stock per right. The rights will expire on August 7, 1999.

  Pursuant to the Investment Agreement, MFI Investors L.P. agreed not to allow its holdings of Company voting securities to exceed 37.5% (the "Standstill Percentage") of the Company's total voting securities outstanding at any time. The Standstill Percentage will be reduced to 20% if at any time MFI Investors L.P. holds less than 15% of the Company's total outstanding voting securities. The stockholders rights agreement was amended in June 1996 to provide that the rights would not become exercisable by reason of MFI Investors L.P. acquiring more than 20% of the Company's voting securities, unless and until its holdings exceed the Standstill Percentage then in effect.

7. EMPLOYEE STOCK OPTION PLANS

  Under terms of the 1982 Incentive Stock Option Plan (1982 Plan) which expired as of May 1, 1992, options to purchase shares of the Company's common stock had been granted at a price equal to the market price at the date of grant.

  Options from the 1982 Plan were exercisable on or after the first anniversary of the date of the grant and expired four years after the date of the grant. 1,685,764 shares of the Company's common stock had been reserved for stock option grants under the 1982 Plan.

  Shares under option relating to the 1982 Plan are summarized as follows:

                                                        1982 PLAN
                                               ------------------------------
                                                 1994       1995       1996
                                               ---------  ---------  --------
   Options outstanding at beginning of year... 1,391,600  1,174,000   328,000
   Options exercised..........................   (30,000)  (531,984) (308,000)
   Options cancelled..........................  (187,600)  (314,016)  (20,000)
                                               ---------  ---------  --------
   Options outstanding and exercisable at end
    of year................................... 1,174,000    328,000       --
                                               =========  =========  ========
   Average price of options:
     Exercised during year....................     $1.27      $1.27     $1.26
     Outstanding at end of year...............     $1.28      $1.27     $ --
                                               =========  =========  ========

  On September 27, 1996, the Company's Board of Directors adopted, subject to stockholder approval, the 1996 Stock Plan (1996 Plan) whereby the Company may issue to select officers, directors and key employees any or all of the following: incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, non-qualified stock options, stock appreciation rights and restricted stock. 1,000,000 shares of the Company's common stock have been reserved for issuance under the 1996 Plan. Except as otherwise provided, awards are granted at a price equal to the market price at the date of the grant, expire ten years after the date of the grant and vest 20% per year over a five year period.

  Under the 1996 Plan, 664,000 non-qualified stock options were granted during 1996, subject to stockholder approval of the Plan, at a weighted average price of $4.40. All were outstanding at December 31, 1996.

  During the six months ended June 30, 1997, 110,000 non-qualified stock options were granted at a weighted average price of $12.72. As of June 30, 1997, 770,000 non-qualified stock options were outstanding with a weighted average price of $5.59.

                      MARKET FACTS, INC. AND SUBSIDIARIES

  The Company applies APB Opinion No. 25 and related Interpretations in accounting for the 1996 Plan. Accordingly, no compensation expense has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share for the year ended December 31, 1996 would have been reduced to the pro forma amounts indicated below:

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

       Net Income............................................ As Reported $4,278
                                                              Pro Forma   $4,245
       Earnings Per Share.................................... As Reported $ 0.57
                                                              Pro Forma   $ 0.56

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996: expected volatility of 40%, risk-free interest rates of 6.3% and expected lives of four years for the options. The Company does not expect to pay dividends in the future.

8. EMPLOYEE BENEFIT PLANS

  The Company maintains separate defined-contribution profit sharing plans for its U.S. and Canadian operations which cover substantially all employees. Contributions to the plans, subject to certain limitations, are at the discretion of the Company and were $577,740, $753,002 and $951,192 in 1994, 1995 and 1996, respectively. Contributions to the plans for the six months ended June 30, 1996 and 1997 were $575,935 and $765,469, respectively.

  The Company also maintains an Employee Stock Ownership Plan (ESOP), which covers substantially all U.S. employees. Under the ESOP, the Company may make contributions at its discretion, within defined limits, in the form of cash or common stock of the Company. Cash contributions must be used to purchase shares of common stock of the Company. The Company made cash contributions of $50,000 and $100,000 in 1995 and 1996, respectively.

9. COMMITMENTS AND CONTINGENT LIABILITIES

  The Company leases office facilities, along with some of its computer and office equipment and vehicles, under operating lease agreements. Total rental expense was approximately $1,193,000, $1,331,000 and $1,496,000 in 1994, 1995
and 1996, respectively. Rental expense for the six months ended June 30, 1996 and 1997 was approximately $689,000 and $828,000, respectively. Some of the Company's leases provide for escalations based on increases in the lessors' taxes, maintenance and other operating expenses.

  Computer and office equipment include $1,444,868 and $1,300,071 in 1995 and 1996, respectively, of computer and other equipment acquired under capital leases. Accumulated depreciation and amortization include $667,956 and $650,965 in 1995 and 1996, respectively, of accumulated amortization on capital leases. The leases provide for the payment of certain insurance and maintenance expenses and contain renewal options. The leases also provide for upgrading the equipment under lease and the purchase of equipment. The amortization expense for these capital leases was $188,457, $274,704 and $236,019 in 1994, 1995 and 1996, respectively. Amortization expense for the six months ended June 30, 1996 and 1997 was $118,087 and $107,615, respectively.

                      MARKET FACTS, INC. AND SUBSIDIARIES

  The minimum future rentals under capital and operating leases with an initial term of one year or more as of December 31, 1996 are as follows:

                                                        OPERATING LEASES
                                                  ----------------------------
                                                                    EQUIPMENT
   YEAR                            CAPITAL LEASES OFFICE FACILITIES & VEHICLES
   ----                            -------------- ----------------- ----------
                                                 (IN THOUSANDS)
   1997...........................      $240           $1,367          $ 53
   1998...........................       212            1,397            26
   1999...........................        81            1,103             5
   2000...........................        66              919             3
   2001...........................        66              703           --
   2002 and thereafter............       110              956           --
                                        ----           ------          ----
   Total minimum lease payments...      $775           $6,445          $ 87
                                                       ======          ====
   Less amounts representing
    interest......................       129
                                        ----
   Present value of minimum lease
    payments......................       646
   Current portion................       199
                                        ----
   Long-term portion..............      $447
                                        ====

10. PROVISION FOR INCOME TAXES

  The provision for income taxes consists of the following:

                                                          1994    1995    1996
                                                          -----  ------  ------
                                                            (IN THOUSANDS)
   Currently payable:
     Federal............................................. $ 637  $1,423  $2,676
     State and local.....................................   137     349     649
     Foreign.............................................   134     179     157
   Deferred:
     Federal.............................................    (8)    (44)   (181)
     State and local.....................................  (178)    110    (173)
     Foreign.............................................   --      (23)    (21)
                                                          -----  ------  ------
       Total............................................. $ 722  $1,994  $3,107
                                                          =====  ======  ======

  The following is a reconciliation between the statutory Federal income tax rate and the Company's effective income tax rate:

                                                            1994   1995  1996
                                                            -----  ----  ----
   Statutory Federal income tax rate.......................  34.0% 34.0% 34.0%
   State and local income taxes, net of Federal income tax
    benefits...............................................   7.7   8.0   4.3
   Foreign income taxes....................................   1.8   1.3    .6
   Foreign tax credit......................................  (1.2)  --    --
   Distribution of earnings of MFCL........................   0.7   --    --
   Change in the valuation allowance for deferred tax
    assets................................................. (11.8)  --    --
   Other...................................................   2.3   3.9   3.2
                                                            -----  ----  ----
   Effective income tax rate...............................  33.5% 47.2% 42.1%
                                                            =====  ====  ====

                      MARKET FACTS, INC. AND SUBSIDIARIES

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996 are presented below:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
     SIGNIFICANT DEFERRED TAX ASSETS (LIABILITIES):
       Doubtful accounts...................................... $   330  $   409
       Vacation...............................................     144      163
       Rent abatement.........................................     100       92
       Net operating loss carryforwards.......................      54      155
       Other..................................................     120      290
       Depreciation...........................................    (205)    (194)
                                                               -------  -------
         Net deferred tax asset............................... $   543  $   915
                                                               =======  =======

  As a result of a reassessment, which included the consideration of expected future taxable income and available tax planning strategies, the valuation allowance related to state deferred tax assets at January 1, 1994 of $254,000 was eliminated. Of that amount, approximately $79,000 was realized in 1994. The Company has net operating loss carryforwards at December 31, 1996 of approximately $1,733,000 which are available to offset certain future state income through 2007. At December 31, 1996, all deferred tax assets are considered realizable in view of past, current and the expectation of future taxable income.

  Federal income taxes and foreign withholding taxes have not been provided on the Company's share of the undistributed earnings of MFCL ($1,384,869 at December 31, 1996) since these earnings are considered to be permanently reinvested. The net Federal income taxes and foreign withholding taxes which would be payable if these earnings were distributed would be insignificant to the financial position and results of operations of the Company.

11. MARKET FACTS OF CANADA, LTD. (MFCL)

  In April 1994, the Company acquired the remaining 50% of the issued and outstanding common stock of MFCL in consideration of a note payable for $1,017,380. The acquisition has been accounted for under the purchase method of accounting.

  The excess of the purchase price over the fair market value of the net assets acquired has been recorded as goodwill and is being amortized using the straight-line method over 15 years.

  The Company's consolidated financial statements report MFCL's results of operations and cash flow activity for the periods subsequent to April 1994 under the consolidated method of accounting.

  MFCL maintains offices in Toronto, Montreal and New Westminster and provides Canadian and American firms with marketing research information on Canadian consumers. MFCL utilizes the same general methods of marketing research as the Company and maintains its own survey staff and mail panel. This is the Company's only foreign subsidiary.

                      MARKET FACTS, INC. AND SUBSIDIARIES

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a summary of the unaudited quarterly results of operations for 1995 and 1996 and the first six months of 1997 (in thousands, except for earnings per share):

1995                                              FIRST  SECOND   THIRD  FOURTH
----                                             ------- ------- ------- -------
Revenue......................................... $15,333 $16,332 $15,880 $17,064
Gross margin.................................... $ 6,583 $ 7,332 $ 6,979 $ 7,401
Net income...................................... $   417 $   514 $   549 $   746
Earnings per share.............................. $  0.06 $  0.07 $  0.07 $  0.09
                                                 ======= ======= ======= =======
1996                                              FIRST  SECOND   THIRD  FOURTH
----                                             ------- ------- ------- -------
Revenue......................................... $18,659 $20,127 $20,478 $24,532
Gross margin.................................... $ 7,956 $ 8,278 $ 8,878 $10,501
Net income...................................... $   528 $   704 $ 1,034 $ 2,012
Earnings per share.............................. $  0.07 $  0.09 $  0.15 $  0.29
                                                 ======= ======= ======= =======
1997                                              FIRST  SECOND
----                                             ------- -------
Revenue......................................... $21,581 $25,253
Gross margin.................................... $ 9,731 $11,168
Net income...................................... $   835 $ 1,081
Earnings per share.............................. $  0.11 $  0.15
                                                 ======= =======

13. SUBSEQUENT EVENT (UNAUDITED)

  On July 31, 1997, the Company acquired all of the outstanding capital stock of BAIGlobal, Inc., an international market research and information company, for $3,590,000 payable at closing and up to $5,000,000 of contingent payments in the form of cash and stock based on BAIGlobal achieving future earnings targets. Immediately after the closing of the transaction, the Company advanced $2,250,000 to BAIGlobal for the purpose of repaying notes payable to selling shareholders. The acquisition will be accounted for under the purchase method of accounting and was financed from borrowings on the Company's line of credit and cash flow provided by operations. The Company issued a report on Form 8-K reporting this transaction.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
BAIGlobal, Inc.:

  We have audited the accompanying balance sheet of BAIGlobal, Inc. as of December 31, 1996, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of BAIGlobal's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAIGlobal, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                          KPMG Peat Marwick LLP

June 23, 1997
New York, New York

                                BAIGLOBAL, INC.

                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                       DECEMBER 31,  JUNE 30,
                                                           1996        1997
                                                       ------------ -----------
                                                                    (UNAUDITED)
                        ASSETS
CURRENT ASSETS:
  Cash................................................    $  407      $  145
  Accounts receivable.................................     2,044       2,231
  Unbilled work-in-progress...........................       882         684
  Prepaid expenses....................................       117         138
  Employee loans receivable...........................        51           6
                                                          ------      ------
    Total Current Assets..............................    $3,501      $3,204
                                                          ------      ------
FIXED ASSETS:
  Furniture and fixtures..............................    $  142      $  140
  Equipment...........................................       518         557
  Leasehold improvements..............................        89          89
                                                          ------      ------
Less: accumulated depreciation........................    $ (379)     $ (435)
                                                          ------      ------
    Total Fixed Assets................................    $  370      $  351
                                                          ------      ------
OTHER ASSETS:
  Security deposits...................................    $   26      $   26
  Miscellaneous receivables...........................        27          14
  Deferred income taxes...............................       193         598
  Other...............................................       --           23
                                                          ------      ------
    Total Other Assets................................    $  246      $  661
                                                          ------      ------
    Total Assets......................................    $4,117      $4,216
                                                          ======      ======
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable.......................................    $  200      $  --
  Current portion of capital leases payable...........        90          88
  Accounts payable....................................       837       1,096
  Accrued expenses....................................     1,231       1,046
  Deferred income.....................................       926         789
                                                          ------      ------
    Total Current Liabilities.........................    $3,284      $3,019
                                                          ------      ------
LONG-TERM LIABILITIES:
  Long-term portion of capital leases payable.........        63          22
                                                          ------      ------
    Total Liabilities.................................    $3,347      $3,041
                                                          ------      ------
STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 552,112 shares
   authorized and issued..............................    $    1      $    1
  Capital in excess of par............................       471       1,353
  Less: Treasury stock................................      (216)       (217)
  Retained earnings...................................       514          38
                                                          ------      ------
    Total Stockholders' Equity........................    $  770      $1,175
                                                          ------      ------
    Total Liabilities and Stockholders' Equity........    $4,117      $4,216
                                                          ======      ======

                See accompanying notes to financial statements.

                                BAIGLOBAL, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                                YEAR ENDED      JUNE 30,
                                               DECEMBER 31, ------------------
                                                   1996       1996      1997
                                               ------------ --------  --------
                                                               (UNAUDITED)
REVENUE.......................................   $11,665    $  5,682  $  6,196
COST OF OPERATIONS............................     6,991       3,468     3,676
                                                 -------    --------  --------
  Gross profit................................   $ 4,674    $  2,214  $  2,520
                                                 -------    --------  --------
OPERATING EXPENSES:
  Selling expenses............................       578         271       347
  General and administrative expenses.........     3,091       1,432     2,486
  Incentive compensation......................     1,141         689       447
  Occupancy expenses..........................       227         114       120
                                                 -------    --------  --------
  Total.......................................     5,037       2,506     3,400
                                                 -------    --------  --------
  Operating Loss..............................   $  (363)   $   (292) $   (880)
OTHER INCOME..................................        36          29        11
                                                 -------    --------  --------
  LOSS BEFORE INCOME TAXES....................   $  (327)   $   (263) $   (869)
INCOME TAX BENEFIT............................       150         --        393
                                                 -------    --------  --------
  NET LOSS....................................   $  (177)   $   (263) $   (476)
Retained earnings at beginning of period......       701         701       514
Dividends declared............................       (10)        --        --
                                                 -------    --------  --------
Retained earnings at end of period............   $   514    $    438  $     38
                                                 =======    ========  ========




                See accompanying notes to financial statements.

                                BAIGLOBAL, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                SIX MONTHS
                                                  YEAR ENDED  ENDED JUNE 30,
                                                 DECEMBER 31, ----------------
                                                     1996      1996     1997
                                                 ------------ -------  -------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss.......................................    $(177)    $  (263) $  (476)
 Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation expense..........................      117          54       61
  Non-cash compensation.........................      419         --       882
  Change in operating assets and liabilities:
   Increase in prepaid expenses.................      (15)        (65)     (21)
   Increase in accounts receivable..............     (717)       (234)    (187)
   Increase (decrease) in accrued expenses......      556         601     (175)
   Increase in accounts payable.................      210         314      258
   Decrease in taxes payable....................       (7)         (7)     --
   (Increase) decrease in other assets..........     (167)         12     (415)
   (Increase) decrease in earned income
    adjustment..................................     (113)       (579)      61
                                                    -----     -------  -------
    Net cash provided by (used in) operating
     activities.................................    $ 106     $  (167) $   (12)
                                                    -----     -------  -------
CASH FLOWS USED IN INVESTING ACTIVITIES--
 Capital expenditures...........................    $(170)    $  (110) $   (41)
                                                    -----     -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Payments on employee loan receivable...........    $  17     $     4  $    46
 Employee loan receivable additions.............      (13)         (2)      (1)
 Proceeds from exercise of stock options........        1         --       --
 Capital lease payments.........................      (42)        (34)     (44)
 Proceeds from short-term borrowings............      200         150      --
 Repayment of short-term borrowings.............      --          --      (200)
 Dividends paid.................................      --          --       (10)
                                                    -----     -------  -------
    Net cash provided by (used in) financing
     activities.................................    $ 163     $   118  $  (209)
                                                    -----     -------  -------
    Net increase (decrease) in cash.............    $  99     $  (159) $  (262)
CASH AT BEGINNING OF YEAR.......................      308         308      407
                                                    -----     -------  -------
CASH AT END OF YEAR.............................    $ 407     $   149  $   145
                                                    =====     =======  =======


                See accompanying notes to financial statements.

                                BAIGLOBAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996
  (AMOUNTS AND DISCLOSURES APPLICABLE TO JUNE 30, 1996 AND JUNE 30, 1997 ARE
                                  UNAUDITED)

1. ORGANIZATION

  BAIGlobal, Inc. (the "Company"), formed in 1969, is organized under the laws of the State of New York. The Company provides a variety of market research services including market/sizing/segmentation; diagnostic tracking, strategic problem solving and sophisticated qualitative research. The Company also specializes in new product development and provides study reports to the financial services industry. The Company has created an international division which has full service market research capabilities. The multilingual staff has research experience in Europe, Asia, Latin America, and the Middle East/Africa.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Revenue Recognition

  The Company recognizes contract revenue using the percentage of completion method. Each project or study is placed into a project tracking system on a budget basis. Each project is tracked to completion. This project costing system matches earned income with related costs on a consistent basis. Income and/or expenses are either accrued or deferred depending upon the percentage of completion of each study. The completed jobs are reviewed by management to account for differences between budget and actual results. The accrued income is shown as Unbilled Work-in-Progress and unearned income for projects billed but not earned is shown as Deferred Income.

 (b) Fixed Assets

  Fixed assets are being depreciated in accordance with the Internal Revenue Service modified accelerated cost recovery system over the estimated useful lives of the related assets. While the modified accelerated cost recovery system is not in accordance with generally accepted accounting principles, the difference is not material.

  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

 (c) Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

 (d) Disclosure of Certain Significant Risks and Uncertainties

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                BAIGLOBAL, INC.

 (e) Fair Value of Financial Instruments

  The carrying amounts of cash, accounts receivable, employee loans receivable, accounts payable, accrued expenses and notes payable approximate fair value because of the relatively short maturity of these instruments.

 (f) Interim Financial Statements

  The financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the entire year.

3. NOTES PAYABLE

  The Company has a $500,000 line of credit of which $200,000 was outstanding as of December 31, 1996. No borrowings were outstanding as of June 30, 1997. Bank advances on the credit line are payable on demand and carry an interest rate of prime plus 1.0%. The credit line is secured by substantially all corporate assets.

4. CAPITAL LEASES PAYABLE

  Capital leases payable at December 31, 1996 consists of the following:

    Note payable to AT&T Credit Corp., payable in monthly installments of $989, including interest of 14.4%, collateralized by a telephone system. Final payment is due March 27, 1999.

    Note payable to Citibank, payable in monthly installments of $6,430, including interest of 9.75%, collateralized by computer equipment. Final payment is due May 23, 1998.

    Note payable to Advanta, payable in monthly installments of $1,108, including interest of 11.75%, collateralized by equipment. Final payment is due July 20, 1999.

  Maturities of capital leases payable at December 31, 1996 are as follows:

       YEAR ENDING DECEMBER 31,                                     AMOUNT
       ------------------------                                 --------------
                                                                (IN THOUSANDS)
         1997..................................................      $102
         1998..................................................        58
         1999..................................................        10
                                                                     ----
         Minimum lease payments................................       170
         Less amounts representing interest....................        17
                                                                     ----
         Present value of minimum lease payments under capital
          leases...............................................      $153
                                                                     ====

5. STOCKHOLDERS' EQUITY

  On November 1, 1996, the number of shares of outstanding common stock was increased from 490,000 to 552,112 shares. Additionally, $418,744 and $882,199 of capital in excess of par was recorded in connection with the stock purchase and stock option agreement during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively (see note 6).

                                BAIGLOBAL, INC.

6. STOCK PURCHASE AGREEMENT AND STOCK OPTION AGREEMENT

  On November 1, 1996, the Company entered into a stock purchase agreement with two key employees. The agreement authorized the purchase of 41,408 shares and 20,704 shares by such employees, respectively, on November 1, 1996 with a purchase price of $.10 per share. As a result, $289,442 of non-cash compensation has been recorded for the year ended December 31, 1996 for the differences between the purchase price and the fair market value of the Company's common stock.

  The stock purchase agreement also authorized grants of options to these two key employees to purchase up to 225,865 and 112,932 additional shares, respectively, at $.10 per share. These options are granted evenly over a three-year period and are conditioned on continuous employment and the attainment of certain net income objectives. As a result, $129,302 and $882,199 of non-cash compensation was recorded during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, relative to the performance based options that have partially achieved their performance objective.

  As of December 31, 1996, the Board of Directors declared a $10,000 dividend to the stockholders of record.

7. DEFINED CONTRIBUTION PLAN

  The Company sponsors a defined contribution profit sharing plan and a 401(k) plan covering substantially all of its employees. Company contributions are determined as a percentage of each covered employee's salary and totaled $98,388 in 1996. Company contributions for the six months ended June 30, 1996 and 1997 totaled $27,963 and $9,074, respectively.

8. BUY-SELL AGREEMENT

  The Company has entered into an agreement with its three principal stockholders that obligates the Company, upon the death of any of the stockholders, to purchase the deceased stockholder's stock in the Company. The purchase price is established by formula and is partially insured.

9. INCENTIVE COMPENSATION

  The Company has developed a system of calculating and awarding bonuses based upon actual results of certain profit centers. The incentive compensation is based upon various formulas and is variable in nature and is dependent on the net income generated by a given profit center less the related direct costs and allocated overhead.

10. LONG-TERM COMMITMENTS

  The Company has an operating lease agreement for office space located in Tarrytown, NY which expires March 1, 2004. The future minimum annual rental commitments are as follows:

       YEAR ENDING DECEMBER 31,                                       AMOUNT
       ------------------------                                   --------------
                                                                  (IN THOUSANDS)
         1997....................................................     $  200
         1998....................................................        210
         1999....................................................        238
         2000....................................................        244
         Thereafter..............................................        811
                                                                      ------
                                                                      $1,703
                                                                      ======

  Rent expense for the year ended December 31, 1996 was $200,124. Rent expense for the six months ended June 30, 1996 and 1997 was $100,095 and $105,564, respectively.

                                BAIGLOBAL, INC.

11. INCOME TAXES

  The Company realized a current tax expense of $42,568 and a deferred tax benefit of $192,622 for the year ended December 31, 1996.

  The income tax benefit attributable to the loss before income taxes differs from the amount that would be computed by applying the Federal statutory rate primarily due to state and local income taxes. The deferred income taxes relate to the non-cash compensation recorded under the stock purchase agreement and the stock option agreement.

12. CONCENTRATION OF CREDIT RISK

  The Company maintains its cash balances in one financial institution located in Westchester County, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1996, the Company's cash balances uninsured by the FDIC totaled $299,750.

  Concentration of credit with respect to trade receivables exists because the following clients account for greater than 10% of outstanding trade receivables at December 31, 1996:

                                      (IN THOUSANDS)
            Client 1: ...............     $  660      32%
            Client 2: ...............        227      11
            Client 3: ...............        215      11
                                          ------     ---
                                          $1,102      54%
                                          ======     ===

  In addition, concentrations in the area of large sales volume to a limited number of clients exist. The five largest clients, in terms of volume, account for approximately 50% of gross billings. The clients referred to above are Fortune 500 Companies.

13. SUPPLEMENTAL CASH FLOW INFORMATION

  Cash expended for interest and income taxes for the year ended December 31, 1996 was $23,753 and $74,704, respectively. Cash expended for interest for the six months ended June 30, 1996 and 1997 was $12,809 and $11,181, respectively. Cash expended for income taxes for the six months ended June 30, 1996 and 1997 was $31,704 and $11,738, respectively.

14. SUBSEQUENT EVENTS (UNAUDITED)

  In July 1997, the Company entered into a recapitalization agreement with its shareholders pursuant to which two shareholders exchanged shares and options to purchase shares of Class A common stock for shares and options to purchase shares of Class B common stock. Under the agreement, all outstanding options became fully vested. The shareholders sold a portion of their options to the Company for notes payable totaling $2,250,000 and the remaining options were exercised. As a result of these transactions, the Company recorded noncash compensation expense of $1,792,039.

  On July 31, 1997, Market Facts, Inc. acquired all of the outstanding capital stock of the Company for $3,590,000 payable at closing and up to $5,000,000 of contingent payments in the form of cash and stock based on the Company achieving a certain earnings target for the period July 31, 1997 through December 31, 1999. Immediately after the closing of the transaction, Market Facts, Inc. advanced the Company $2,250,000 for the purpose of repaying the notes payable to shareholders.

  [The inside back cover page contains the Company logo (the same as on the front cover) and the words "The Right Combination of Products and Services." Below the logo are lists of the Company's products and services, with the text reading as follows:]

MARKET
RESEARCH
SERVICES                                  PRODUCTS

Consumer Mail PanelSM                            Data GageSM / MiniScreenSM
 Measures opinions from 515,000 households.       Low cost monthly shared mail surveys.
National Telephone CenterSM                      Decision Systems
 Nationwide telephone interviewing.               Research design and statistical analysis.
Automotive Clinics                               Mail Monitor(R)
 Vehicle product evaluation.                      Tracks credit card acquisition programs.
TeleNation(R)                                    MarkeTestSM 2000
 2,000 national telephone interviews weekly.      New product sales volume predictor.
National ShowCase(R)                             Conversion Model
 Mall intercept interviewing.                     Measures and explains consumer commitment.
Central Location Interviewing Panel (CLIP's)     BrandVision(R)
 Central location product testing.                Shaping a new vision for brand tracking.
IVR (Interactive Voice Response)                 Inside Track(R)
 Totally automated telephone interviewing.        Tracks credit card retention programs.
TechFactsSM Panel                                OnTarget
 120,000 high tech households.                    Direct mail effectiveness tool.
TechFactsSM Online                               Compete(R)
 45,000 Internet households.                      Concept testing software.
Target Europa                                    BehaviorScopeSM
 European consumer panel of 135,000 households.   Tracks consumer product usage.
                                                 Commitments
                                                  Managing customer and employee loyalty.
                                                 Product QuestSM
                                                  Problem solving for product testing.
                                                 PriceDynamics
                                                  For making better pricing decisions.
                                                 Canadian Multi-Client Studies
                                                  8 syndicated market surveys.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Safe Harbor..............................................................  11
Recapitalization and Self-Tender Offer...................................  11
Use of Proceeds..........................................................  12
Capitalization...........................................................  13
Market Facts, Inc. and Subsidiaries Unaudited Pro Forma Condensed
 Consolidated Financial Statements.......................................  14
Selected Historical Financial Data.......................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  27
BAIGlobal Acquisition....................................................  42
Management...............................................................  44
Certain Transactions.....................................................  45
Principal and Selling Stockholders.......................................  46
Agreements with Selling Stockholder and its Affiliates...................  48
Description of Capital Stock.............................................  49
Underwriting.............................................................  56
Legal Matters............................................................  57
Experts..................................................................  57
Available Information....................................................  57
Incorporation of Certain Documents by Reference..........................  58
Index to Financial Statements............................................ F-1

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                                2,400,000 SHARES

                                      LOGO

                                  COMMON STOCK

                              ------------------

                                   PROSPECTUS

                              ------------------

                            EVEREN SECURITIES, INC.

                             THE ROBINSON-HUMPHREY
                                    COMPANY


                                OCTOBER 22, 1997
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